    As filed with the Securities and Exchange Commission on April 30, 1999
                                                     Registration No. 333-76647

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                Amendment No. 1
                                       to

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                          YARDVILLE NATIONAL BANCORP
            (Exact Name of Registrant as Specified in its Charter)

              NEW JERSEY                                        22-2670267
    (State or Other Jurisdiction of                          (I.R.S. Employer
     Incorporation or Organization)                       Identification Number)

                            3111 Quakerbridge Road
                         Mercerville, New Jersey 08619
                                (609) 585-5100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                                Patrick M. Ryan
                     President and Chief Executive Officer
                          Yardville National Bancorp
                            3111 Quakerbridge Road
                             Mercerville, NJ 08619
                                (609) 585-5100
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)


                                With Copies to:


 Brian S. Vargo, Esquire                           John F. Bales, III, Esquire
  Pepper Hamilton LLP                              Morgan, Lewis & Bockius LLP
 3000 Two Logan Square                                 1701 Market Street
  18th and Arch Streets                              Philadelphia, PA 19103
 Philadelphia, PA 19103

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. / /
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
===================================================================================================

                                                Proposed            Proposed
                                                 Maximum             Maximum           Amount of
   Title of Shares to be     Amount to be    Offering Price         Aggregate         Registration
        Registered            Registered        Per Unit         Offering Price           Fee
---------------------------------------------------------------------------------------------------
Common Stock (1) .........    1,610,000       $   12.75(2)       $  20,527,500(2)      $  5,707(3)

===================================================================================================

(1) Includes 210,000 shares that may be sold pursuant to the over-allotment option granted to the underwriters.
(2) Estimated in accordance with Rule 457(c), based upon the average of the high and low prices of the common stock as reported by the Nasdaq National Market System on April 15, 1999 for purposes of calculating the registration fee.
(3) Previously paid with initial filing.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. We are not offering to sell these securities nor do we seek an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 30, 1999



                                   PROSPECTUS


                                1,400,000 Shares





                               [GRAPHIC OMITTED]


                                 Common Stock


     The common stock of Yardville National Bancorp is traded on the Nasdaq National Market under the symbol "YANB." On April 28, 1999, the last sale price reported for our common stock was $13.63.


     You should read the "Risk Factors" section beginning on page 6 before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.


================================================================================

                      Price to    Underwriting    Proceeds to
                       Public       Discount          YNB
--------------------------------------------------------------------------------
Per Share .........     $             $              $
--------------------------------------------------------------------------------
Total .............     $             $              $
================================================================================

     We have granted the underwriters, Legg Mason Wood Walker, Incorporated and Advest, Inc., a 30-day option to purchase up to 210,000 additional shares to cover any over-allotments.

     Legg Mason Wood Walker, Incorporated, on behalf of the underwriters, expects to deliver the shares on or about _____, 1999, subject to customary closing conditions.



  Legg Mason Wood Walker                                 Advest, Inc.
        Incorporated




               The date of this prospectus is _____________, 1999.

                        [MAP OF REGION AND MARKET AREA]

                               TABLE OF CONTENTS




                                                                                         Page
                                                                                        -----
Prospectus Summary ...................................................................    3
Risk Factors .........................................................................    6
Use of Proceeds ......................................................................    8
Market for Common Stock and Dividends ................................................    8
Capitalization .......................................................................    9
Business .............................................................................   10
Selected Financial Data ..............................................................   12
Management's Discussion and Analysis of Financial Condition and Results of Operations    13
Management ...........................................................................   38
Stock Ownership of Management and Principal Stockholders .............................   39
Description of Capital Stock .........................................................   41
Underwriting .........................................................................   43
Legal Matters ........................................................................   45
Experts ..............................................................................   45
Where You Can Find More Information ..................................................   45
Index to Consolidated Financial Statements ...........................................   F-1


                             ABOUT THIS PROSPECTUS

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     In this prospectus, we frequently use the terms "we" and "YNB" to refer to both Yardville National Bancorp and The Yardville National Bank, our wholly owned bank subsidiary. We sometimes refer to The Yardville National Bank as the "Bank." To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the "Risk Factors" section, as well as the documents identified in the section called "Where You Can Find More Information."


                   CAUTION ABOUT FORWARD LOOKING STATEMENTS

     We make forward looking statements in this prospectus that are subject to risks and uncertainties. These forward looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, Year 2000 compliance, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

     These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

     o Continued levels of loan quality and origination volume;

     o Interest rate fluctuations and other economic conditions;

     o Competition in product offerings and product pricing;

     o Implementation of Year 2000 technology changes by us and our vendors and suppliers;

     o Continued relationships with major customers;

     o Future laws and regulations; and

     o Other factors, including those matters discussed in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

     Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward looking statements. In addition, our past results of operations do not necessarily indicate our future results.

                              PROSPECTUS SUMMARY

     This prospectus summary calls your attention to selected information in this document, but may not contain all the information that is important to you.


                                  Our Company


     Yardville National Bancorp is a bank holding company. We provide commercial and retail banking services through our principal operating subsidiary, The Yardville National Bank. We serve customers and borrowers located primarily in Mercer County, New Jersey and contiguous counties in New Jersey and Pennsylvania through eleven offices. At December 31, 1998, we had consolidated assets of $757.7 million, deposits of $519.6 million and stockholders' equity of $40.8 million.


     We are a community bank which provides a broad range of commercial and retail banking services designed to meet the borrowing and depository needs of small and medium-sized businesses and consumers in the communities we serve. We believe that such businesses and individuals in our market are under-served by the larger regional and super-regional banking institutions which have acquired local institutions in the recent consolidation in the New Jersey banking market. As a community bank, we seek to provide these banking customers with the technological support that banking in today's market requires, and make available to them a broad range of products and services. At the same time, we are dedicated to serving our community by emphasizing local decision making within our organization and providing attentive personal service to our customers. By combining the technological support and products and services that our customers seek with accessibility to senior management and responsive customer service, we seek to foster a business banking environment that allows us to effectively compete in our particular market with other financial institutions of all sizes.


     In recent years we have experienced strong growth in our assets, loan portfolio, and deposits. To continue our development and build long-term value for our stockholders, we will continue to implement a strategy that includes the following:


     o Emphasizing lending to small and medium-sized businesses (annual sales of $25 million or less) in our market area,

     o Expanding our geographic market by adding branches,

     o Enhancing customer service through technology,

     o Actively managing our investment portfolio to supplement our return on equity, and

     o Diversifying our sources of income to include additional products and services that will complement our existing loan and deposit business.


     Our strategy emphasizes relationship banking by targeting customers with whom the Bank can develop both loan and deposit relationships.

     Our principal executive offices are located at 3111 Quakerbridge Road, Mercerville, New Jersey 08619, and our telephone number is (609) 585-5100. Our website address is http://www.yanb.com.


                              Recent Developments

     Our net income for the three months ended March 31, 1999 was $1,554,000, an increase of $220,000, or 16.5%, compared to $1,334,000 for the three months ended March 31, 1998. Diluted earnings per share for the three months ended March 31, 1999 was $0.31, a 19.2% increase over the $0.26 diluted earnings per share reported for the three months ended March 31, 1998. Our return on average equity increased to 15.02% for the quarter ended March 31, 1999 compared to 13.35% for the quarter ended March 31, 1998.

     For the three months ended March 31, 1999, our net interest income increased $1,138,000, or 21.6%, compared to the same period in 1998. The change was principally due to an increase in interest income resulting from increased loan and security volume. This was partially offset by decreases in loan and security yields and increased interest expense from a higher volume of time deposits and borrowed funds. The net interest margin for the three months ended March 31, 1999 was 3.35%, compared to 3.67% for the same period last year. Non-interest expense increased $841,000 for the three months ended March 31, 1999 compared to the same period in 1998, primarily due to higher personnel costs, expenses associated with real estate obtained through foreclosures and other operating expenses associated with a larger institution.

     Our total assets at March 31, 1999 were $894,849,000, an increase of $137,183,000, or 18.1%, from total assets at December 31, 1998. The growth in our asset base in the first quarter was due primarily to an increase in loans and securities. Loans increased $52,202,000, or 10.8%, in the first quarter of 1999 reflecting the strong commercial loan demand in our marketplace. Sustaining loan quality continues to be a major emphasis of management. Nonperforming assets decreased $685,000, or 7.8%, to $8,145,000 at March 31, 1999 from $8,830,000 at December 31, 1998. Securities increased by $69,110,000 principally as a result of securities purchased utilizing borrowed funds, consistent with our investment growth strategy, to supplement net interest income, return on average equity and earnings per share.

     Our deposits at March 31, 1999 were $603,665,000, an increase of $84,022,000, or 16.2%, from deposits at December 31, 1998. The growth in our deposits was primarily a result of competitive pricing of certificates of deposits to fund strong commercial loan and securities growth recorded in the first quarter. We increased borrowed funds, which consist primarily of Federal Home Loan Bank advances and securities sold under agreements to repurchase, by $51,950,000 to support our investment strategy discussed above. Total stockholders' equity increased $634,000 to $41,390,000 at March 31, 1999. As a result of our recent growth, regulatory capital ratios trended downward in the first quarter of 1999 although we remained a well capitalized bank. Our Tier 1 leverage ratio, Tier 1 risk-based and total risk-based capital ratios were 6.55%, 8.91%, and 10.10% respectively at March 31, 1999.



                                 The Offering

   We have assumed in presenting the information under this subheading that the underwriters' over-allotment option will not be exercised.

Common Stock Offered.....   1,400,000 shares.


Common Stock Outstanding
 After the Offering......   6,595,473 shares. In addition, at March 31, 1999,
                            we had options outstanding to purchase 478,751
                            shares of common stock. Of such options, 343,667
                            will become exercisable during the years 2000 through 2003 at a weighted-average exercise price of $17.09 per share, and the balance are currently exercisable at a weighted-average exercise price of $12.63 per share.



Use of Proceeds..........   We intend to use the net proceeds for general
                            corporate purposes, including providing additional equity capital to the Bank to support future growth and to finance possible future acquisitions.

Proposed Purchases of
 Common Stock............   Directors, senior officers and certain
                            stockholders of YNB intend to purchase approximately
                            163,000 shares of common stock in the offering.


Dividends................   Our annualized dividend is currently $0.32 per
                            share.

Nasdaq National
 Market Symbol...........   YANB

                               Financial Summary

     The following table sets forth certain historical financial data of YNB and its subsidiaries on a consolidated basis. This table should be read in conjunction with YNB's historical consolidated financial statements and related notes.




                                                         Three Months
                                                       Ended March 31,
                                                 ----------------------------
                                                      1999           1998
                                                 -------------  -------------
                                                 (dollars in thousands, except
                                                       per share data)
Statement of Income Data:
Net interest income ...........................    $   6,417      $   5,279
Provision for loan losses .....................          650            400
Securities gains (losses), net ................           15              9
Other non-interest income .....................          713            679
Non-interest expense ..........................        4,345          3,504
Net income ....................................        1,554          1,334

Balance Sheet Data:
Assets ........................................    $ 894,849      $ 655,092
Securities ....................................      290,798        177,429
Loans, net of unearned income .................      544,265        409,094
Allowance for loan losses .....................        7,172          5,902
Deposits ......................................      603,665        451,776
Stockholders' equity ..........................       41,390         39,937

Per Share Data(1):
Net income--basic .............................    $   0.31       $   0.26
Net income--diluted ...........................        0.31           0.26
Cash dividends ................................        0.08           0.07
Book value ....................................        8.26           7.87

Financial Ratios:
Return on average assets ......................         0.76%          0.86%
Return on average stockholders' equity ........       15.02          13.35
Net interest margin (FTE)(2) ..................        3.35           3.67
Efficiency ratio(3) ...........................       60.81          58.72
Total loans to total assets ...................       60.82          62.45

Capital Ratios:
Stockholders' equity to total assets ..........         4.63%          6.10%
Tier 1 leverage ratio(4) ......................        6.55           8.26
Tier 1 capital to risk-weighted assets ........        8.91          11.80
Total capital to risk-weighted assets .........       10.10          13.05

Asset Quality Ratios:
Nonperforming assets(5) to total assets .......         0.91%          1.31%
Nonperforming assets(5) to total loans and
 other real estate owned ......................        1.48           2.07
Allowance for loan losses to
 nonperforming loans(6) .......................      218.13         116.43
Net loan charge offs to average total loans....        0.19           0.07


[RESTUBBED FROM PREVIOUS TABLE]

                                                                                December 31,
                                                 ---------------------------------------------------------------------------
                                                      1998            1997            1996           1995           1994
                                                 --------------  --------------  -------------  -------------  -------------
                                                                (dollars in thousands, except per share data)
Statement of Income Data:
Net interest income ...........................    $   22,531      $   19,668      $  17,210      $  14,495      $  11,644
Provision for loan losses .....................         1,975           1,125          1,640            865            305
Securities gains (losses), net ................           151              24           (136)           (91)          (124)
Other non-interest income .....................         2,851           2,520          2,249          1,946          1,678
Non-interest expense ..........................        15,337          13,341         11,479         10,260          9,285
Net income ....................................         5,582           5,006          4,026          3,403          2,523

Balance Sheet Data:
Assets ........................................    $  757,666      $  614,686      $ 490,545      $ 403,115      $ 280,550
Securities ....................................       221,688         186,636        124,967        133,853         63,235
Loans, net of unearned income .................       491,649         385,751        331,237        245,054        196,910
Allowance for loan losses .....................         6,768           5,570          4,957          3,677          2,912
Deposits ......................................       519,643         422,944        364,445        302,972        259,296
Stockholders' equity ..........................        40,756          39,745         35,230         31,717         18,451

Per Share Data(1):
Net income--basic .............................    $    1.11       $    0.99       $   0.82       $   0.85       $   0.85
Net income--diluted ...........................         1.10            0.98           0.80           0.82           0.82
Cash dividends ................................         0.29            0.24           0.22           0.19           0.14
Book value ....................................         8.20            7.82           7.07           6.58           5.81

Financial Ratios:
Return on average assets ......................          0.82%           0.93%          0.90%          0.99%          1.04%
Return on average stockholders' equity ........        13.96           13.32          12.25          13.84          15.89
Net interest margin (FTE)(2) ..................         3.55            3.95           4.10           4.49           5.16
Efficiency ratio(3) ...........................        60.07           60.06          59.41          62.75          70.35
Total loans to total assets ...................        64.89           62.76          67.52          60.79          70.19

Capital Ratios:
Stockholders' equity to total assets ..........          5.38%           6.47%          7.18%          7.87%          6.58%
Tier 1 leverage ratio(4) ......................         7.68            9.53           7.80           9.07           7.84
Tier 1 capital to risk-weighted assets ........         9.91           12.24          10.17          11.95           9.59
Total capital to risk-weighted assets .........        11.17           13.49          11.43          13.20          10.84

Asset Quality Ratios:
Nonperforming assets(5) to total assets .......          1.17%           1.38%          1.74%          0.85%          0.85%
Nonperforming assets(5) to total loans and
 other real estate owned ......................         1.78            2.18           2.57           1.40           1.21
Allowance for loan losses to
 nonperforming loans(6) .......................       174.75          104.80          60.90         130.44         140.95
Net loan charge offs to average total loans....         0.18            0.14           0.13           0.05           0.06


-------------
(1) All per share data has been restated to reflect the 2.5% stock dividend declared in March 1998 and the two-for-one stock splits effected in the form of stock dividends declared in December 1997 and November 1994.
(2) Tax equivalent based on a 34% Federal tax rate for all periods presented (FTE = Federal tax equivalent basis).
(3) Efficiency ratio is equal to non-interest expense divided by the sum of the net interest income and non-interest income.
(4) Tier 1 leverage ratio is Tier 1 capital to average assets.
(5) Nonperforming assets include nonperforming loans and other real estate owned.
(6) Nonperforming loans include nonaccrual loans, restructured loans, and loans 90 days past due or greater and still accruing.

                                 RISK FACTORS

     You should carefully consider the risk factors listed below before investing. These risk factors may adversely impact our financial condition, including future earnings or cash flow. You should read this section together with the other information in this prospectus and the documents that are incorporated into the prospectus by reference.


We may not be able to maintain and manage our current rate of growth.

     During the last four years, we have experienced significant growth, and our business strategy calls for similar continued expansion. In particular, we intend to use the funds raised in this offering to support anticipated increases in our loans and investments. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits to those locations, and identify loan and investment opportunities. Our ability to manage growth successfully will also depend on whether we can continue to efficiently fund this balance sheet growth and maintain cost controls and asset quality, as well as on factors beyond our control, such as economic conditions and interest rate trends. The growth of our commercial and industrial loans and commercial real estate loans has been the principal factor in our increased earnings in the past few years. In the event that we are unable to sustain our historic growth rate in a favorable interest rate environment, our earnings could be adversely impacted. If we grow too quickly, however, and are not able to control costs and maintain asset quality such growth could adversely affect our financial performance.


Our exposure to credit risk is increased because we focus on commercial lending.

     There are certain risks inherent in making all loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in our regional economy, risks inherent in dealing with individual borrowers, and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

     Our loan portfolio contains a high percentage of commercial and industrial loans and commercial real estate loans in relation to our total loans and total assets. Commercial loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial and industrial loans and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs.

     The Bank maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. We cannot assure you that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease in our net income and, possibly, our capital.


Changes in interest rates may adversely affect our earnings and financial condition.

     Our net income depends principally upon our net interest income. Net interest income is the difference between interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowed funds. Net interest income represented approximately 88% of our net revenues in fiscal year 1998. Changes in interest rates can increase or reduce net interest income and net income.

     Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. When interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in the United States and other financial markets.

     We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our financial performance.


Adverse conditions in our market area may have an adverse effect on us.

     Substantially all of our business is with customers located within Mercer County, New Jersey, and contiguous counties. The businesses to whom we make loans are small and medium sized and are dependent upon the regional economy. Adverse economic and business conditions in our market area could affect our borrowers, their ability to repay their loans, and consequently our financial condition and performance.


Competition with other financial institutions could adversely affect our profitability.

     We face substantial competition in originating loans and in attracting deposits. This competition in originating loans comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer a wider array of services, or more favorable pricing alternatives and lower origination and operating costs. This competition could decrease the number and size of loans which we originate and the interest rate which we receive on these loans.

     In attracting deposits, we compete with other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations.


Government regulation significantly affects our business.

     The banking industry is extensively regulated. Banking regulations are intended primarily to protect depositors and the federal deposit insurance funds, not stockholders. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and growth. For example, the Bank is subject to various regulatory capital requirements, which involve both quantitative measures of the Bank's assets and liabilities and qualitative judgments by regulators regarding risk and other factors. The Bank's failure to meet minimum capital requirements could result in actions by its regulators that could adversely affect our ability to pay dividends or otherwise adversely impact our operations. Changes in laws, regulations and regulatory practices affecting the banking industry could impose additional costs on us and otherwise adversely affect us.


Problems related to the Year 2000 issue could adversely affect our business.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of our operations, including a temporary inability to process transactions or engage in similar normal business activities.

     The Year 2000 issue may adversely affect the credit quality of our loan portfolio if our customers were unable to service their bank debt due to their own Year 2000 problems or that of their key customers or suppliers. Year 2000 problems for our suppliers may have an adverse effect on us. For example, without electrical power and telephone communications, it would be very difficult for YNB to operate effectively.


We are subject to anti-takeover provisions.

     Our Restated Certificate of Incorporation and By-Laws contain several provisions that may make it more difficult for another company to acquire control of us. A merger or other business combination with another company may require a supermajority vote of our stockholders or prior Board of Directors approval of our disinterested directors. We also maintain a classified Board of Directors, and directors may be removed by our stockholders only by a supermajority vote. We also may issue preferred stock from time to time without stockholder approval upon such terms as the Board of Directors determines. Our Board of Directors in its discretion may also accelerate the vesting of outstanding stock options in connection with any sale or conveyance of all or substantially all of our assets, any consolidation or merger to which we are a party or certain changes in control of YNB. These provisions (together with the significant ownership of our common stock by our directors and management) could discourage, delay or prevent an acquisition of YNB which does not have the approval of our Board of Directors.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $     million ($    million
if the underwriters' over-allotment option is exercised in full), after
deduction of expenses of the offering (estimated at $         ) and the
underwriting discount.

     We will use the net proceeds from this offering for general corporate purposes, including providing additional equity capital to the Bank and to finance possible future acquisitions. We are not presently in negotiations and have not entered into any agreements or understandings with respect to any acquisitions.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

Market for Common Stock

     Our common stock is listed for quotation on the Nasdaq National Market under the symbol YANB. As of March 31, 1999, our common stock was held by 593 stockholders of record.


     Set forth below are the high and low bid prices per share for our common stock for each quarter of 1997 and 1998, and for 1999 through April 28, as well as the amount of cash dividends per share we declared in each quarter. All data has been restated to reflect the 2.5% stock dividend we declared in March 1998 and the two-for-one stock split effected in the form of a stock dividend we declared in December 1997.




Period                                            High          Low        Dividend
-------------------------------------------   -----------   ----------   -----------
1997
First Quarter .............................    $ 11.22       $ 9.39       $  0.060
Second Quarter ............................      12.19         9.64          0.060
Third Quarter .............................      13.84        11.95          0.060
Fourth Quarter ............................      17.78        13.91          0.060

1998
First Quarter .............................      19.03        17.08          0.070
Second Quarter ............................      19.75        16.38          0.070
Third Quarter .............................      16.75        12.00          0.075
Fourth Quarter ............................      14.25        12.00          0.075

1999
First Quarter .............................      14.50        12.32          0.080
Second Quarter (through April 28) .........      14.00        11.38          0.080

     The closing bid price for our common stock on April 28, 1999, as reported on the Nasdaq National Market was $13.63 per share.


Dividends


     Substantially all of the funds available for the payment of cash dividends are derived from the Bank. Future cash dividends will depend primarily upon the Bank's earnings, financial condition, need for funds, and government policies and regulations applicable to both the Bank and YNB. As of December 31, 1998, the net profits of the Bank available for distribution to YNB as dividends without regulatory approval were approximately $7,952,000. We cannot pay dividends should we elect to defer interest payments on our 9.25% subordinated debentures or if we are in default of our obligations relating to the debentures. YNB presently intends to pay dividends for each quarter of 1999, each in an amount of not less than $0.08 per share, subject to our financial condition. We declared a cash dividend of $0.08 per share on April 28, 1999, payable to stockholders of record on May 12, 1999. Investors who purchase common stock in this offering will not be entitled to receive that dividend.

                                CAPITALIZATION


     The following table sets forth our consolidated capitalization at December 31, 1998 and as adjusted to give effect to our sale of 1,400,000 shares of
common stock at $    per share in this offering. For this table we have assumed
that our net proceeds will be approximately $     after expenses. If the
underwriters' over-allotment option is exercised in full, 1,610,000 shares
would be sold, resulting in net proceeds of approximately $      . This table
does not include 11,740 shares of common stock issuable under stock options exercised in the first quarter of 1999. Nor does it include 155,340 shares of common stock issued on February 3, 1999, to the Yardville National Bank Employee Stock Ownership Plan Trust. This table also does not reflect our repurchase of 1,700 shares of common stock during the first quarter of 1999.



                                                                       December 31, 1998
                                                                   -------------------------
                                                                      Actual     As Adjusted
                                                                   -----------  ------------
                                                                    (dollars in thousands,
                                                                    except per share data)
Long-Term Debt:
 Company-obligated Mandatorily Redeemable Trust Preferred Secu-
   rities of Subsidiary Trust holding solely junior Subordinated
   Debentures of the Company ....................................   $ 11,500      $11,500

Stockholders' Equity:
 Preferred stock, no par value, 1,000,000 shares authorized, none
   issued .......................................................         --           --
 Common stock, no par value, 12,000,000 shares authorized,
   5,138,474 shares issued ......................................     20,364
 Surplus ........................................................      2,205
 Undivided profits ..............................................     21,479       21,479
 Treasury stock, at cost, 170,300 shares ........................     (3,008)      (3,008)
 Accumulated other comprehensive income .........................       (284)        (284)
                                                                    --------      -------
 Total stockholders' equity .....................................     40,756
                                                                    --------
Total Capitalization ............................................   $ 52,256
                                                                    ========
Book Value Per Share ............................................   $   8.20

Capital Ratios:
 Tier 1 leverage ratio ..........................................       7.68%             %
 Tier 1 capital to risk-weighted assets .........................       9.91
 Total capital to risk-weighted assets ..........................      11.17

                                   BUSINESS



     Yardville National Bancorp is a bank holding company headquartered in Hamilton Township, New Jersey. We provide commercial and retail banking services through our principal operating subsidiary, The Yardville National Bank. At December 31, 1998, we had total consolidated assets of $757.7 million, deposits of $519.6 million and stockholders' equity of $40.8 million.

     We operate primarily in Mercer County, New Jersey, and contiguous counties midway between New York City and Philadelphia through eleven offices. Those counties have a moderate to heavy concentration of lower middle market businesses with annual sales between $1 million and $25 million. In 1999, we extended our market area to Bucks County, Pennsylvania by opening a new branch in Newtown, approximately 30 miles northeast of downtown Philadelphia. During the past decade, Bucks County's population has been growing rapidly, making it one of the fastest growing counties in the region.

     We are a community bank which provides a broad range of commercial and retail banking services designed to meet the borrowing and depository needs of small and medium-sized businesses and consumers in the communities we serve. We believe that such businesses and individuals in our market are under-served by the larger regional and super-regional banking institutions which have acquired local institutions in the recent consolidation in the New Jersey banking market. As a community bank, we seek to provide these banking customers with the technological support that banking in today's market requires, and make available a broad range of products and services for both businesses and consumers. At the same time, we are dedicated to serving our community by emphasizing local decision making within our organization and providing attentive personal service to our customers. By combining the technological support and products and services that our customers seek with accessibility to senior management and responsive customer service, we seek to foster a business banking environment that allows us to effectively compete in our particular market with other financial institutions of all sizes.



Strategy

     In order to continue our development as a supercommunity bank and build long-term value for our stockholders, we will continue to implement a strategy with the following primary objectives:

   o Emphasize commercial lending activities. We intend to continue focusing our lending efforts on small to medium-sized businesses in our market. Since 1994, our loan portfolio has grown from $196.9 million, to $491.6 million at December 31, 1998. Our commercial and industrial loans and commercial real estate loans accounted for $75.8 million or 38.5% of the total loan portfolio at December 31, 1994, and accounted for $300.0 million or 61.0% of the total loan portfolio at December 31, 1998. Because of the consolidation in the New Jersey banking market, we have had opportunities to establish new lending and deposit relationships with established businesses. As a result of an increase in our loan limits, we have been able to develop and expand our lending relationships, make larger loans and attract larger business customers.

   o Expand our geographic market. In 1998, we opened a new branch in Pennington, Mercer County, and are following this expansion with the addition of three new offices in 1999. In March 1999, we expanded into Pennsylvania by opening our first branch office in Bucks County. We will also be opening a corporate headquarters branch in Hamilton in August 1999 to meet expanding market needs in our core market, and our first banking office in Burlington County in 1999. We intend to expand further into contiguous markets by opening several additional branches within the next two to three years. As we have grown and because of our focus on commercial lending, we have continued to find business lending opportunities throughout New Jersey.

   o Enhance customer service through technology. We have upgraded our computer systems to improve customer service, increase our efficiency, enhance our ability to provide sophisticated services to our customers and maximize our marketing capabilities. In 1998, we spent approximately $615,000 on major computer equipment, including a new mainframe computer and a reader sorter. We will continue to invest in our computer systems and other technology to achieve these goals, although we do not expect to invest in major hardware in 1999. This year we have created our web site to provide information on rates, products, office locations and financial planning to our customers and potential customers. In 1999, we also intend to introduce "YNB OnLine" to provide PC-banking for our customers.

   o Actively manage our investment portfolio. Our investment portfolio includes mortgage-backed securities, and agency-sponsored securities which are funded through advances from the Federal Home Loan Bank and other borrowings. The primary goal of our investment strategy is to supplement net interest income, return on average equity and earnings per share. We manage this strategy proactively, analyzing risk and reward relationships in different interest rate environments based upon the composition of our investment portfolio and our overall interest rate risk position.

   o Diversify our sources of income. We intend to explore and introduce additional products and services to improve our non-interest income growth. Presently, we earn non-interest income primarily from a variety of fee-based services, such as automated teller machine fees and mortgage servicing fees. We are in the process of analyzing other initiatives that will complement our existing banking products and services.

     Our strategy emphasizes relationship banking by targeting customers with whom the Bank can develop both loan and deposit relationships and relationships based on our other products and services.


Products and Services


     We provide a wide variety of commercial and consumer lending and deposit services. We offer these traditional banking products and services, and provide related information, to customers through our branch offices and sales representatives, our telephone help center, our telephone banking system and our web site on the internet. To assist in our marketing efforts, all of our branch representatives have undergone sales training in the past year to enhance their product knowledge and marketing skills.


     Loans. Our loan portfolio represents our largest earning asset and is our principal source of interest income. Our lending strategy stresses quality growth and portfolio diversification. We make a variety of loans, including commercial business loans, commercial real estate loans, residential mortgage loans, real estate construction loans, home equity and other consumer loans. Our primary lending focus and our principal area of loan growth in recent years has been commercial lending. Commercial and industrial loans have grown from $26.6 million at December 31, 1994 to $133.3 million at December 31, 1998. Commercial real estate loans have grown from $49.2 million at the end of 1994 to $166.7 million at the end of 1998. Loans in these two categories are primarily to small to medium-sized businesses and professionals with $25 million or less in annual revenues.

     Deposits. Deposits are our principal source of funds. We offer a wide range of deposit products, including demand deposits, savings deposits, insured money market accounts and certificates of deposit. Our deposit base increased by 22.9% in 1998 to $519.6 million at the end of the year. We have continued to experience strong deposit growth in our market and have supplemented that growth by marketing our certificates of deposit nationwide since March 1998. This marketing program played a significant role in our deposit growth in 1998 and will continue to be a part of our strategy for attracting deposits.

     Other. We also offer non-lending services to both businesses and consumers to complement our traditional banking products and services. For our business customers, we recently added several new products and services, including lockbox and cash management services. Consumer banking customers can now purchase mutual funds and annuities from a representative at our branch offices. We also initiated private banking in 1998, and are looking at other opportunities to make our bank the kind of "one-stop," extended financial services institution that many customers seek.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain historical financial data of YNB and its subsidiaries on a consolidated basis. This table should be read in conjunction with YNB's historical consolidated financial statements and related notes.


                                                                December 31,
                                                       ------------------------------
                                                            1998            1997
                                                       --------------  --------------
                                                       (in thousands, except per share
                                                                   data)
Statement of Income:
Interest income .....................................    $   50,923      $   40,768
Interest expense ....................................        28,392          21,100
                                                         ----------      ----------
Net interest income .................................        22,531          19,668
Provision for loan losses ...........................         1,975           1,125
Securities gains (losses), net ......................           151              24
Other non-interest income ...........................         2,851           2,520
Non-interest expense ................................        15,337          13,341
                                                         ----------      ----------
Income before income tax expense ....................         8,221           7,746
Income tax expense ..................................         2,639           2,740
                                                         ----------      ----------
Net income ..........................................    $    5,582      $    5,006
                                                         ==========      ==========
Balance Sheet:
Assets ..............................................    $  757,666      $  614,686
Loans, net of unearned income .......................       491,649         385,751
Allowance for loan losses ...........................         6,768           5,570
Securities ..........................................       221,688         186,636
Deposits ............................................       519,643         422,944
Borrowed funds ......................................       177,888         134,316
Stockholders' equity ................................        40,756          39,745

Per Share Data:(1)
Net income--basic ...................................    $    1.11       $    0.99
Net income--diluted .................................         1.10            0.98
Cash dividends ......................................         0.29            0.24
Book value ..........................................         8.20            7.82

Other Data:(1)
Average shares outstanding--basic ...................         5,017           5,052
Average shares outstanding--diluted .................         5,059           5,117

Financial Ratios:
Return on average assets ............................          0.82%           0.93%
Return on average stockholders' equity ..............        13.96           13.32
Net interest margin (FTE)(2) ........................         3.55            3.95
Efficiency ratio(3) .................................        60.07           60.06
Dividend payout ratio ...............................        25.96           24.63
Tier 1 leverage ratio(4) ............................         7.68            9.53
Tier 1 capital to risk-weighted assets ..............         9.91           12.24
Total capital to risk-weighted assets ...............        11.17           13.49

Asset Quality Ratios:
Nonperforming assets(5) to total assets .............          1.17%           1.38%
Nonperforming assets(5) to total loans and
 other real estate owned ............................         1.78            2.18
Allowance for loan losses to total loans ............         1.38            1.44
Allowance for loan losses to nonperforming
 loans(6) ...........................................       174.75          104.80
Net loan charge offs to average total loans .........         0.18            0.14

[RESTUBBED FROM PREVIOUS TABLE]

                                                                      December 31,
                                                       -------------------------------------------
                                                            1996           1995           1994
                                                       -------------  -------------  -------------
                                                          (in thousands, except per share data)
Statement of Income:
Interest income .....................................    $  34,251      $  27,336      $  18,004
Interest expense ....................................       17,041         12,841          6,360
                                                         ---------      ---------      ---------
Net interest income .................................       17,210         14,495         11,644
Provision for loan losses ...........................        1,640            865            305
Securities gains (losses), net ......................         (136)           (91)          (124)
Other non-interest income ...........................        2,249          1,946          1,678
Non-interest expense ................................       11,479         10,260          9,285
                                                         ---------      ---------      ---------
Income before income tax expense ....................        6,204          5,225          3,608
Income tax expense ..................................        2,178          1,822          1,085
                                                         ---------      ---------      ---------
Net income ..........................................    $   4,026      $   3,403      $   2,523
                                                         =========      =========      =========
Balance Sheet:
Assets ..............................................    $ 490,545      $ 403,115      $ 280,550
Loans, net of unearned income .......................      331,237        245,054        196,910
Allowance for loan losses ...........................        4,957          3,677          2,912
Securities ..........................................      124,967        133,853         63,235
Deposits ............................................      364,445        302,972        259,296
Borrowed funds ......................................       86,339         65,221          1,215
Stockholders' equity ................................       35,230         31,717         18,451

Per Share Data:(1)
Net income--basic ...................................    $   0.82       $   0.85       $   0.85
Net income--diluted .................................        0.80           0.82           0.82
Cash dividends ......................................        0.22           0.19           0.14
Book value ..........................................        7.07           6.58           5.81

Other Data:(1)
Average shares outstanding--basic ...................        4,938          4,026          2,974
Average shares outstanding--diluted .................        5,040          4,151          3,093

Financial Ratios:
Return on average assets ............................         0.90%          0.99%          1.04%
Return on average stockholders' equity ..............       12.25          13.84          15.89
Net interest margin (FTE)(2) ........................        4.10           4.49           5.16
Efficiency ratio(3) .................................       59.41          62.75          70.35
Dividend payout ratio ...............................       26.90          21.69          15.06
Tier 1 leverage ratio(4) ............................        7.80           9.07           7.84
Tier 1 capital to risk-weighted assets ..............       10.17          11.95           9.59
Total capital to risk-weighted assets ...............       11.43          13.20          10.84

Asset Quality Ratios:
Nonperforming assets(5) to total assets .............         1.74%          0.85%          0.85%
Nonperforming assets(5) to total loans and
 other real estate owned ............................        2.57           1.40           1.21
Allowance for loan losses to total loans ............        1.50           1.50           1.48
Allowance for loan losses to nonperforming
 loans(6) ...........................................       60.90         130.44         140.95
Net loan charge offs to average total loans .........        0.13           0.05           0.06


--------------------------------------------------------------------------------
(1) All share and per share data has been restated to reflect the 2.5% stock dividend declared in March 1998 and the two-for-one stock splits effected in the form of stock dividends declared in December 1997 and November
    1994.
(2) Tax equivalent based on a 34% Federal tax rate for all periods presented (FTE = Federal tax equivalent basis).
(3) Efficiency ratio is equal to non-interest expense divided by the sum of the net interest income and non-interest income.
(4) Tier 1 leverage ratio is Tier 1 capital to average assets.

(5) Nonperforming assets include nonperforming loans and other real estate owned.
(6) Nonperforming loans include nonaccrual loans, restructured loans, and loans 90 days past due or greater and still accruing.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1998 Overview

     In 1998 YNB was challenged by intense competition, changing customer demands and increased pricing pressures. Traditional loan and deposit activities face particularly challenging competitive pressures as both banks and non-banks compete for customers with access to a broad array of products.

     YNB's emphasis on relationship banking paid dividends again in 1998. YNB posted increases in net income, loans, and deposits. Technology upgrades have increased product diversity and enhanced customer service.

     Net income amounted to $5,582,000, an 11.5% increase, compared to the record results of $5,006,000 reported in 1997. Earnings were primarily enhanced by commercial loan growth and, to a lesser extent, securities growth experienced throughout the year. Earnings per share, on a diluted basis, adjusted for the 2.5% stock dividend declared March 25, 1998 increased from $0.98 in 1997 to $1.10 in 1998.


     Led by commercial loans, YNB's loan portfolio grew 27.5% in 1998 compared to 1997. At December 31, 1998 total loans reached $491,649,000 compared to $385,751,000 recorded at the end of 1997. The allowance for loan losses totaled $6,768,000 or 1.38% of total loans, covering 174.7% of total nonperforming loans. YNB's deposit base increased 22.9% to $519,643,000 at December 31, 1998. CDs were competitively priced throughout the year to fund loan growth. YNB's emphasis on relationship banking is reflected in the 13.3% increase in demand deposits in 1998.


     Two industry measures of the performance by a bank are its return on average assets and return on average equity. Return on average assets decreased to 0.82% in 1998 from 0.93% in 1997 due primarily to the growth in average assets. Return on average equity is determined by dividing annual net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. For 1998 YNB's return on average equity was 13.96% compared to 13.32% in 1997.


Results of Operations

     YNB earned $5,582,000 or $1.10 per share (diluted) for the year ended December 31, 1998 compared to $5,006,000 or $0.98 per share (diluted) for the year ended December 31, 1997. Net income and earnings per share grew 11.5% and 12.2%, respectively, in 1998. YNB posted net income of $4,026,000 or $0.80 per share (diluted) in 1996.


Net Interest Income

     Net interest income, YNB's largest and most significant component of operating income, is the difference between interest and fees earned on loans and other earning assets, and interest paid on deposits and borrowed funds. This component represented 88.2% of YNB's net revenues in 1998. Net interest income depends upon the relative amounts of interest earning assets, interest bearing liabilities, and the interest rate earned or paid on them.

     The following tables set forth YNB's consolidated average balances of assets, liabilities and stockholders' equity as well as the amount of interest income and expense on related items, and YNB's average yield or rate for the years ended December 31, 1998, 1997, and 1996. The yields and costs are derived by dividing income and expense by the average balance of assets or liabilities.

           Financial Summary Average Balances, Rates Paid and Yields




                                                           December 31, 1998                    December 31, 1997
                                                  -----------------------------------  -----------------------------------
                                                                             Average                              Average
                                                     Average                  Yield/      Average                  Yield/
                                                     Balance     Interest      Rate       Balance     Interest      Rate
                                                  ------------  ----------  ---------  ------------  ----------  ---------
                                                                           (dollars in thousands)
INTEREST EARNING ASSETS:
Time deposits with other banks .................   $   3,365     $    175   5.20%       $   2,533     $    107   4.22%
Federal funds sold .............................       6,180          333   5.39            7,121          380   5.34
Securities .....................................     198,890       12,197   6.13          140,655        8,770   6.24
Loans, net of unearned income (1) ..............     438,050       38,218   8.72          355,526       31,511   8.86
                                                   ---------     --------   -----       ---------     --------   -----
 Total interest earning assets .................   $ 646,485     $ 50,923   7.88%       $ 505,835     $ 40,768   8.06%
                                                   ---------     --------   -----       ---------     --------   -----
NON-INTEREST EARNING ASSETS:
Cash and due from banks ........................   $  15,398                            $  15,425
Allowance for loan losses ......................      (6,102)                              (5,254)
Premises and equipment, net ....................       5,786                                5,288
Other assets ...................................      22,599                               15,337
                                                   ---------                            ---------
 Total non-interest earning assets .............      37,681                               30,796
                                                   ---------                            ---------
Total assets ...................................   $ 684,166                            $ 536,631
                                                   =========                            =========
INTEREST BEARING LIABILITIES:
Deposits:
 Savings, money markets, and interest
  bearing demand ...............................   $ 165,534     $  5,034   3.04%       $ 159,720     $  5,083   3.18%
 Certificates of deposit of $100,000 or
  more .........................................      25,550        1,386   5.42           23,357        1,273   5.45
 Other time deposits ...........................     211,790       12,152   5.74          168,962        9,759   5.78
                                                   ---------     --------   -----       ---------     --------   -----
  Total interest bearing deposits ..............     402,874       18,572   4.61          352,039       16,115   4.58
 Borrowed funds ................................     158,106        8,756   5.54           84,492        4,761   5.63
 Trust preferred securities ....................      11,500        1,064   9.25            2,422          224   9.25
                                                   ---------     --------   -----       ---------     --------   -----
  Total interest bearing liabilities ...........     572,480       28,392   4.96          438,953       21,100   4.81
                                                   ---------     --------   -----       ---------     --------   -----
NON-INTEREST BEARING
 LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Demand deposits ................................   $  66,857                            $  56,700
Other liabilities ..............................       4,857                                3,404
Stockholders' equity ...........................      39,972                               37,574
                                                   ---------                            ---------
  Total non-interest bearing liabilities
   and stockholders' equity ....................   $ 111,686                            $  97,678
                                                   ---------                            ---------
Total liabilities and stockholders' equity .....   $ 684,166                            $ 536,631
                                                   =========                            =========
Interest rate spread (2) .......................                            2.92%                                3.25%
                                                                            =====                                =====
Net interest income and margin (3) .............                 $ 22,531   3.49%                     $ 19,668   3.89%
                                                                 ========   =====                     ========   =====
Net interest income and margin (tax equiva-
 lent basis) (4) ...............................                 $ 22,950   3.55%                     $ 19,993   3.95%
                                                                 ========   =====                     ========   =====

[RESTUBBED FROM PREVIOUS TABLE]

                                                           December 31, 1996
                                                  -----------------------------------
                                                                             Average
                                                    Average                  Yield/
                                                    Balance     Interest      Rate
                                                  -----------  ----------  ----------
                                                        (dollars in thousands)
INTEREST EARNING ASSETS:
Time deposits with other banks .................   $  1,992     $    98    4.92%
Federal funds sold .............................      4,265         228    5.35
Securities .....................................    132,036       8,194    6.21
Loans, net of unearned income (1) ..............    287,289      25,731    8.96
                                                   --------     -------    -----
 Total interest earning assets .................   $425,582     $34,251    8.05%
                                                   --------     -------    -----
NON-INTEREST EARNING ASSETS:
Cash and due from banks ........................   $ 11,905
Allowance for loan losses ......................     (4,190)
Premises and equipment, net ....................      5,037
Other assets ...................................     10,156
                                                   --------
 Total non-interest earning assets .............     22,908
                                                   --------
Total assets ...................................   $448,490
                                                   ========
INTEREST BEARING LIABILITIES:
Deposits:
 Savings, money markets, and interest
  bearing demand ...............................   $133,450     $ 4,014    3.01%
 Certificates of deposit of $100,000 or
  more .........................................     18,188         922    5.07
 Other time deposits ...........................    125,332       7,138    5.70
                                                   --------     -------    -----
  Total interest bearing deposits ..............    276,970      12,074    4.36
 Borrowed funds ................................     87,065       4,967    5.70
 Trust preferred securities ....................         --          --      --
                                                   --------     -------    -----
  Total interest bearing liabilities ...........    364,035      17,041    4.68
                                                   --------     -------    -----
NON-INTEREST BEARING
 LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Demand deposits ................................   $ 49,078
Other liabilities ..............................      2,507
Stockholders' equity ...........................     32,870
                                                   --------
  Total non-interest bearing liabilities
   and stockholders' equity ....................   $ 84,455
                                                   --------
Total liabilities and stockholders' equity .....   $448,490
                                                   ========
Interest rate spread (2) .......................                           3.37%
                                                                           =====
Net interest income and margin (3) .............                $17,210    4.04%
                                                                =======    =====
Net interest income and margin (tax equiva-
 lent basis) (4) ...............................                $17,432    4.10%
                                                                =======    =====

------------
(1) Loan origination fees are considered an adjustment to interest income. For the purpose of calculating loan yields, average loan balances include nonaccrual loans with no related interest income.
(2) The interest rate spread is the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities.
(3) The net interest margin is equal to net interest income divided by average interest earning assets.
(4) In order to make pre-tax income and resultant yields on tax exempt investments and loans comparable to those on taxable investments and loans, a tax equivalent adjustment is made equally to interest income and income tax expense with no effect on after tax income. The tax equivalent adjustment has been computed using a Federal income tax rate of 34% and has increased interest income by $419,000, $325,000, and $222,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

     Changes in net interest income and margin result from the interaction between the volume and composition of interest earning assets, interest bearing liabilities, related yields, and associated funding costs. The following table demonstrates the impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates earned and paid.





                                                           1998 vs. 1997                            1997 vs. 1996
                                                        Increase (Decrease)                      Increase (Decrease)
                                                        Due to changes in:                        Due to changes in:
                                              ---------------------------------------   --------------------------------------
                                                 Volume          Rate         Total        Volume        Rate         Total
                                              ------------   -----------   ----------   -----------   ----------   -----------
                                                                               (in thousands)
INTEREST EARNING ASSETS:
Time deposits with other banks ............     $   40         $    28      $    68       $    24      $   (15)      $     9
Federal funds sold ........................        (51)              4          (47)          152           --           152
Securities ................................      3,574            (147)       3,427           537           39           576
Loans, net of unearned income (1) .........      7,207            (500)       6,707         6,051         (271)        5,780
                                                ------         -------      -------       -------      -------       -------
  Total interest income ...................     10,770            (615)      10,155         6,764         (247)        6,517
                                                ------         -------      -------       -------      -------       -------
INTEREST BEARING LIABILITIES:
Deposits:
Savings, money markets, and interest
 bearing demand ...........................        181            (230)         (49)          826          243         1,069
Certificates of deposit of $100,000 or
 more .....................................           (6)          119          113           278           73           351
Other time deposits .......................      2,458             (65)       2,393         2,519          102         2,621
                                                ------         -------      -------       -------      -------       -------
  Total deposits ..........................      2,633            (176)       2,457         3,623          418         4,041
Borrowed funds ............................      4,078             (83)       3,995           (61)        (145)         (206)
Trust preferred securities ................        840              --          840           224           --           224
                                                ------         -------      -------       -------      -------       -------
  Total interest expense ..................      7,551            (259)       7,292         3,786          273         4,059
                                                ------         -------      -------       -------      -------       -------
Change in net interest income .............     $3,219         $  (356)     $ 2,863       $ 2,978      $  (520)      $ 2,458
                                                ======         =======      =======       =======      =======       =======

------------
(1) Loan origination fees are considered adjustments to interest income.


     YNB's net interest income totaled $22,531,000 in 1998, an increase of 14.6% from the $19,668,000 reported in 1997. The prior year's increase was 14.3% from 1996's net interest income of $17,210,000. The principal factor contributing to the increase in net interest income in 1998 was an increase in interest income of $10,155,000 resulting from increased loan and security volumes. This was partially offset by decreases in loan and security yields and increased volumes of other time deposits, borrowed funds and trust preferred securities and the related interest expense.

     Average interest earning assets increased by $140,650,000 or 27.8% for 1998 with increases of $82,524,000 in loans and $58,235,000 in securities. Led by commercial loans, YNB's average loan portfolio grew by 23.2%, however, loan yields averaged 8.72% in 1998 or 14 basis points lower than 1997. Commercial loan yields moved lower as a result of prime rate reductions in the last quarter of 1998 as well as declining market interest rates. Approximately 48% of YNB's commercial, commercial mortgage, and real estate - construction loans have floating interest rates. YNB's average securities portfolio grew by 41.4%, however, the yield on that portfolio decreased 11 basis points when comparing 1998 to 1997, due to a flat treasury yield curve and increased prepayment speeds on mortgage-backed securities. Overall, the yield on earning assets decreased 18 basis points to 7.88% in 1998 from 8.06% in 1997.


     Interest expense was $28,392,000 for 1998, an increase of $7,292,000, or 34.6%, from $21,100,000 a year ago. The increase in interest expense for the comparable time period is attributable to higher levels of time deposits, borrowed funds, and the impact of trust preferred securities issued in October 1997. Time deposits were aggressively priced throughout 1998 to fund loan growth. The cost on these deposits, however, dropped 4 basis points in 1998 from 1997. Average interest bearing liabilities rose 30.4% in 1998 compared to 1997. The cost of total interest bearing liabilities rose 15 basis points to 4.96% in 1998 from 4.81% in 1997. Trust preferred securities accounted for approximately 40% of this increase.

     Net interest income was $19,668,000 in 1997, an increase of 14.3% from $17,210,000 in 1996. The principal factor contributing to the improvement was an increase in interest income due to a substantial increase in commercial loan volume. This was partially offset by decreases in loan yields and increases in deposits and trust preferred securities and the related interest expense.

     The net interest margin (tax equivalent basis), which is net interest income divided by average interest earning assets, was 3.55% in 1998 versus 3.95% in 1997 and 4.10% in 1996. The decrease in the net interest margin resulted from the factors discussed previously. In addition, management has continued to use an investment growth strategy which negatively impacts the margin.

     The investment growth strategy is designed to increase net interest income by purchasing investments utilizing borrowed funds with a targeted spread of 75 basis points after tax. The primary goals of the strategy are to improve return on average equity and earnings per share. Incrementally, any increase to net interest income by this strategy will improve return on average equity and earnings per share. The targeted spread on this strategy, however, will result in a negative impact to the net interest margin and return on average assets. For the period ended December 31, 1998 the investment growth strategy averaged approximately $132,900,000. The positive impact to return on average equity and earnings per share was approximately 2.00% and $0.17, respectively. The negative impact to the net interest margin and return on average assets was approximately .69% and .04%, respectively. This strategy is proactively managed, analyzing risk and reward relationships in different interest rate environments based on the composition of investments in the strategy and YNB's overall interest rate risk position.

     Nonaccrual loans totaled $2,046,000 at December 31, 1998, a decrease of $1,309,000 from the $3,355,000 reported at December 31, 1997. The decrease in nonaccrual loans was primarily the result of these loans being transferred into other real estate owned. Had such nonaccrual loans been paid in the manner and at the rate and time contracted at the time the loans were made, YNB would have recognized additional interest income of approximately $249,000 in 1998, $254,000 in 1997 and $351,000 in 1996.

     Average non-interest bearing demand deposits increased 17.9% to $66,857,000 in 1998 from $56,700,000 in 1997. Throughout the comparative periods, increases in average non-interest bearing deposits contributed to the increase in net interest income.


Non-Interest Income

     Non-interest income amounted to $3,002,000 in 1998 compared to $2,544,000 the prior year, an increase of $458,000 or 18.0%. Non-interest income in 1997 increased by $431,000, or 20.4% from 1996's posted total of $2,113,000.

     Non-interest income represented 5.6% of total revenues in 1998. Part of YNB's strategic plan is to improve non-interest income growth. In 1998, YNB's product development and management committee re-introduced annuities and mutual funds to our marketplace. YNB has broadened its product lines and is in the process of analyzing several key strategic initiatives (e.g. insurance products), designed to provide additional sources of fee income that complement our established banking products and services.

     The major components of non-interest income are presented in the following table.



                                                        Year Ended December 31,
                                                  ------------------------------------
                                                     1998         1997         1996
                                                  ----------   ----------   ----------
                                                             (in thousands)
Service charges on deposit accounts ...........    $ 1,246      $ 1,174      $ 1,153
Other service fees ............................        611          593          438
Gains on sales of mortgages, net ..............         62           30           21
Securities gains (losses), net ................        151           24         (136)
Earnings on bank owned life insurance .........        708          541          419
Other non-interest income .....................        224          182          218
                                                   -------      -------      -------
  Total .......................................    $ 3,002      $ 2,544      $ 2,113
                                                   =======      =======      =======

     Service charges on deposit accounts represent the largest single source of non-interest income. Service charge revenues in 1998 totaled $1,246,000, an increase of 6.1%, compared to $1,174,000 in 1997. Service charge income totaled $1,153,000 in 1996. This component of non-interest income represented 41.5%, 46.1% and 54.6% of the total non-interest income in 1998, 1997, and 1996, respectively. Service charge income increased in 1998 principally due to an increase in income from overdraft fees. Management has pursued a strategy of requiring compensating balances from its commercial customers. Those who meet balance requirements are not service charged.

     YNB also generates non-interest income from a variety of fee-based services. These include safe deposit rentals, lockbox services and automated teller machine fees on non-customers. Deposit and fee services are repriced annually by the product development and management committee to reflect current costs and competitive factors.

     Gains on sales of mortgages, net, increased in 1998 to $62,000 from $30,000 in 1997. Gains on sales of mortgages, net, totaled $21,000 in 1996. While income realized from sales of mortgages increased for the comparable time periods, YNB has not been an active participant in the secondary mortgage market.

     YNB recorded net securities gains of $151,000 and $24,000 in 1998 and 1997, respectively. In 1996 YNB realized $136,000 in net securities losses. The net gains in 1998 were the result of routine sales and repositioning transactions to take advantage of the volatility in the treasury yield curve.


     Income from bank owned life insurance totaled $708,000 in 1998, an increase of $167,000 or 30.9% compared to 1997. Income from bank owned life insurance totaled $419,000 in 1996. Bank owned life insurance assets are utilized to offset the costs of executive compensation plans and a deferred compensation plan for directors.


     Other non-interest income is primarily composed of income derived from mortgage servicing. Other non-interest income totaled $224,000 in 1998, an increase of $42,000 or 23.1%, when compared to $182,000 in 1997. Other non-interest income totaled $218,000 in 1996.


Non-Interest Expense


     Non-interest expense totaled $15,337,000 in 1998, an increase of $1,996,000 or 15.0%, compared to $13,341,000 in 1997. Non-interest expense in 1997 increased 16.2% from $11,479,000 in 1996. The largest increase in non-interest expense in 1998 compared to 1997 was in salaries and employee benefits. To a lesser extent, occupancy, equipment, and other non-interest expenses also increased for the comparable periods.

     The following table presents the major components of non-interest expense for the years indicated:





                                                           Year Ended December 31,
                                                     ------------------------------------
                                                        1998         1997         1996
                                                     ----------   ----------   ----------
                                                                (in thousands)
Salaries and employee benefits ...................    $ 8,115      $ 7,446      $ 6,629
Occupancy expense, net ...........................      1,070          977          920
Equipment expense ................................      1,299        1,107          695
Audit & examination fees .........................        306          227          216
Attorneys' fees ..................................        379          373          153
O.R.E. expenses ..................................        573          378          163
Outside services and processing ..................        328          332          325
Stationery and supplies ..........................        403          347          388
Communication and postage ........................        434          373          354
FDIC insurance premium ...........................         53           47            1
Insurance (other) ................................        101          127          102
Marketing ........................................        747          575          522
Amortization of trust preferred expenses .........        160           27           --
Other ............................................      1,369        1,005        1,011
                                                      -------      -------      -------
  Total ..........................................    $15,337      $13,341      $11,479
                                                      =======      =======      =======

     Salaries and employee benefits, which represent the largest portion of non-interest expense, increased $669,000 in 1998 or 9.0% over 1997. These expenses in 1997 increased $817,000 or 12.3% over 1996. Contributing to this increase was the additional staffing required with the opening of YNB's tenth branch located in Pennington, as well as additional staffing due to YNB's growth. Normal annual salary compensation increases also account for part of the increase in this category. Employee benefits decreased 2.4% for the comparable periods due primarily to reductions in expenses for postretirement benefits. Full time equivalent employees increased to 187 at December 31, 1998 from 173 at December 31, 1997. 1997's increase over 1996 primarily was the result of additional staffing and related benefit expenses due to YNB's growth. In 1997 executive management was also strengthened and YNB opened its Telephone Help Center, which both contributed to the increase of salaries and employee benefits. Salaries and employee benefits as a percent of average assets was 1.2% in 1998, 1.4% in 1997 and 1.5% in 1996, respectively.


     During 1998 net occupancy expense increased $93,000 to $1,070,000 in 1998 from $977,000 reported in 1997. The increase in occupancy expenses in 1998 compared to 1997 was due primarily to new rental lease payments on YNB's Pennington branch, additional space for the East Windsor branch, as well as routine rent increases. In the last quarter of 1998 YNB began lease payments on its Newtown, Pennsylvania branch which opened in the first quarter of 1999. In 1998, YNB also signed a lease for a 45,000 square foot corporate headquarters building. This new location will include a full service bank branch. Lease payments will not commence until the completion of the building, which is projected to be in the third quarter of 1999. The increase in occupancy expenses in 1997 compared to 1996 was attributable to increased maintenance costs, and to a lesser extent, rental and other expenses associated with the Telephone Help Center which opened in September 1997. This component of non-interest expense has remained constant as a percentage of average assets at 0.2% in 1998, 1997, and 1996, respectively.

     Equipment expenses increased $192,000, or 17.3%, to $1,299,000 in 1998 from $1,107,000 in 1997. Throughout 1998 YNB upgraded its technology capacity to increase productivity as well as resolve Year 2000 issues. More information on YNB's Year 2000 plan can be found later in management's discussion of financial condition. YNB's enhanced technology will allow management to further diversify business and consumer product lines. The technology upgrades undertaken in 1998 have already improved efficiency and enhanced quality customer service. The increase in equipment expenses in 1997 compared to 1996 was due to increased depreciation costs on YNB's in-house computer system as well as hardware and software upgrades designed to address Year 2000 issues.


     Other non-interest expenses were $4,853,000, $3,811,000, and $3,235,000 in 1998, 1997, and 1996, respectively.


     Other real estate (O.R.E.) expenses increased $195,000 to $573,000 in 1998 when compared to 1997. O.R.E. expenses increased 131.9% in 1997 to $378,000 from $163,000 in 1996. Legal fees and real estate taxes associated with the two real estate-construction loans that were placed in nonaccrual in late 1996 account for the increased O.R.E. expenses in 1998 and 1997. Both of these construction projects are in the work-out process.

     Communications and postage expense increased $61,000, or 16.4%, to $434,000 in 1998. This increase was attributable to higher telecommunication costs, as a result of additional wiring and technology upgrades.

     Marketing expenses increased by $172,000, or 29.9% in 1998 to $747,000, compared to $575,000 in 1997. Marketing expenses totaled $522,000 in 1996. In 1998 the two primary focuses in the marketing division were: advertising to generate deposits to fund loan growth and YNB's continued emphasis on participation in community activities.

     Other expenses, which include various professional fees, loan-related expenses and other operating expenses, have increased primarily due to the increasing size of the organization. In 1998 other expenses were $1,369,000, an increase of $364,000 or 36.2% from $1,005,000 in 1997. Other expenses totaled $1,011,000 in 1996. The increase in 1998 other expenses compared to 1997 is primarily attributable to expenses related to loan growth, increased professional fees, and other operating expenses associated with a larger institution.

     YNB's ratio of non-interest expense to average assets decreased to 2.2% for 1998 compared to 2.5% for 1997 and 2.6% for 1996.

     An important industry productivity measure is the efficiency ratio. The efficiency ratio is calculated by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same or greater volume of income while a decrease would indicate a more efficient allocation of resources. YNB's efficiency ratio increased slightly in 1998 to 60.07% compared to 60.06% in 1997, and 59.41% in 1996.


Income Taxes

     The provision for income taxes, which is comprised of Federal and state income taxes, was $2,639,000 in 1998 compared to $2,740,000 in 1997 and $2,178,000 in 1996. The decrease was primarily due to a state tax savings strategy initiated in 1998. Those savings are anticipated to continue into 1999. Management has also increased the size of its tax-free securities portfolio to reduce Federal income tax expense. The provisions for income taxes for 1998, 1997, and 1996 represented effective tax rates of 32.1%, 35.4% and 35.1%, respectively. The decrease in the effective tax rate for 1998 was the result of the factors discussed above.

Financial Condition Years Ended December 31, 1998 and 1997


Total Assets


     YNB's assets were $757,666,000 at year-end 1998 versus $614,686,000 the previous year, an increase of $142,980,000, or 23.3%. The growth in YNB's asset base throughout 1998 was due primarily to an increase in loans and securities available for sale. Average loans and securities grew 23.2% and 41.4% respectively, in 1998. YNB over the last several years has established its niche as one of the leading community banks in Mercer County specializing in commercial lending. The increase in loans, particularly commercial loans, was the product of YNB's relationship banking philosophy and the continued consolidation in the marketplace, which has solidified YNB's competitive position in the small and middle markets.

     Average interest earning assets in 1998 were $646,485,000, a 27.8% increase from $505,835,000 in 1997. YNB's ratio of average interest earning assets to average assets increased slightly to 94.5% at December 31, 1998 compared to 94.3% at December 31, 1997.



Securities


     YNB's securities portfolio represented $221,688,000, or 29.3% of assets at December 31, 1998 versus $186,636,000, or 30.4%, of assets at December 31, 1997. The $35,052,000 or 18.8% increase for the comparable period was primarily due to the increase in available for sale securities purchased as part of the investment growth strategy. On an average basis the securities portfolio represented 30.8% of average interest earning assets for the year ended December 31, 1998 compared to 27.8% of average interest earning assets for the year ended December 31, 1997.

     Securities included in the investment growth strategy totaled approximately $142,200,000 at December 31, 1998 compared to approximately $108,200,000 at December 31, 1997. The investment growth strategy is diversified and consists of fixed and floating rate mortgage-backed securities as well as agency callable securities. Management utilizes asset and liability simulation models to analyze risk and reward relationships and the degree of interest rate exposure associated with this strategy. The purpose of this strategy is designed to improve return on average equity and earnings per share.

     The available for sale securities portfolio increased $25,853,000 to $185,577,000 at December 31, 1998 from $159,724,000 at December 31, 1997. The increase was primarily a result of securities purchased for the investment growth strategy. The available for sale portfolio principally consists of U.S. Treasury, U.S. agency and agency mortgage-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create more attractive returns on these investments. As of December 31, 1998, available for sale securities represented 83.7% of the entire portfolio. These securities are reported at fair value, with unrealized gains and losses, net of tax, included as a separate component of stockholders' equity.

     In late 1998 YNB established a trading account policy. Trading securities are purchased specifically for short-term appreciation with the intent of selling in the near future. There were no trading securities outstanding at December 31, 1998.

     Investment securities classified as held to maturity totaled $36,111,000 at December 31, 1998 compared to $26,912,000 at December 31, 1997. This portfolio is principally comprised of mortgage-backed securities issued by Federal agencies and state and municipal securities. The municipal bond portfolio grew to $20,773,000 at December 31, 1998 from $8,819,000 at December 31, 1997. Municipal bonds were purchased to reduce YNB's effective tax rate.

     The following tables present the amortized cost and market values of YNB's securities portfolios as of December 31, 1998, 1997, and 1996.


Available For Sale Securities


                                                                           December 31,
                                         ---------------------------------------------------------------------------------
                                                   1998                        1997                        1996
                                         -------------------------   -------------------------   -------------------------
                                          Amortized       Market      Amortized       Market      Amortized       Market
                                             Cost         Value          Cost         Value          Cost         Value
                                         -----------   -----------   -----------   -----------   -----------   -----------
                                                                          (in thousands)
U.S. Treasury securities and obliga-
 tions of other U.S. government
 agencies ............................    $  55,051     $  55,039     $  62,465     $  62,540     $ 31,951      $ 31,942
Mortgage-backed securities ...........      120,410       119,986        91,193        91,316       59,441        59,182
Corporate obligations ................        2,867         2,867         3,297         3,306           --            --
Federal Reserve Bank Stock ...........          812           812           587           587          572           572
Federal Home Loan Bank Stock .........        6,873         6,873         1,975         1,975        1,975         1,975
                                          ---------     ---------     ---------     ---------     --------      --------
 Total ...............................    $ 186,013     $ 185,577     $ 159,517     $ 159,724     $ 93,939      $ 93,671
                                          =========     =========     =========     =========     ========      ========

Investment Securities


                                                                       December 31,
                                       -----------------------------------------------------------------------------
                                                 1998                       1997                      1996
                                       ------------------------   ------------------------   -----------------------
                                        Amortized      Market      Amortized      Market      Amortized      Market
                                           Cost         Value         Cost         Value         Cost        Value
                                       -----------   ----------   -----------   ----------   -----------   ---------
                                                                      (in thousands)
Obligations of other U.S. govern-
 ment agencies .....................     $ 4,994      $ 4,935       $    --      $    --       $    --      $    --
Obligations of state and political
 subdivisions ......................      20,773       20,982         8,819        8,957         9,070        9,108
Mortgage-backed securities .........      10,344       10,286        18,093       17,891        22,226       21,770
                                         -------      -------       -------      -------       -------      -------
Total ..............................     $36,111      $36,203       $26,912      $26,848       $31,296      $30,878
                                         =======      =======       =======      =======       =======      =======

Security Maturities and Average Weighted Yields

     The expected maturities and average weighted yields for YNB's securities portfolio as of December 31, 1998 are shown below. Yields for tax-exempt securities are presented on a fully-taxable equivalent basis assuming a 34% tax rate.


Available for Sale Securities


                                                                           December 31, 1998
                                               --------------------------------------------------------------------------
                                                                After one     After five
                                                  Within       but within     but within        After
                                                 one year      five years      ten years      ten years         Total
                                               ------------   ------------   ------------   -------------   -------------
                                                                         (dollars in thousands)
U.S. Treasury securities and obligations
 of other U.S. government agencies .........     $  2,999      $   8,953      $  35,000       $   8,099       $  55,051
Mortgage-backed securities .................           --          2,778          3,349         114,283         120,410
Corporate obligations ......................           --             --             --           2,867           2,867
Federal Reserve Bank Stock .................           --             --             --             812             812
Federal Home Loan Bank Stock ...............           --             --             --           6,873           6,873
                                                 --------      ---------      ---------       ---------       ---------
 Total .....................................     $  2,999      $  11,731      $  38,349       $ 132,934       $ 186,013
                                                 ========      =========      =========       =========       =========
Weighted average yield, computed on a
 tax equivalent basis ......................         6.26%          5.51%          6.58%           6.53%           6.47%
                                                 ========      =========      =========       =========       =========

Investment Securities



                                                                 December 31, 1998
                                              --------------------------------------------------------
                                                After one     After five
                                               but within     but within       After
                                               five years      ten years     ten years        Total
                                              ------------   ------------   -----------   ------------
                                                               (dollars in thousands)
Obligations of other U.S. government
 agencies .................................     $     --       $  1,998      $  2,996       $  4,994
Obligations of state and political subdivi-
 sions ....................................        3,812          2,678        14,283         20,773
Mortgage-backed securities ................        6,076          2,843         1,425         10,344
                                                --------       --------      --------       --------
 Total ....................................     $  9,888       $  7,519      $ 18,704       $ 36,111
                                                ========       ========      ========       ========
Weighted average yield, computed on a
 tax equivalent basis .....................         6.19%          6.64%         6.95%          6.67%
                                                ========       ========      ========       ========

     Investments in mortgage-backed securities involve prepayment and interest rate risk. At December 31, 1998 and 1997, YNB had mortgage-backed securities totaling $130,754,000 and $109,286,000, respectively. At December 31, 1998 and 1997, there were $96,654,000 and $73,565,000 in fixed-rate mortgage-backed securities outstanding, respectively. The risk to fixed-rate mortgage-backed securities is similar to fixed-rate loans. In rising interest rate environments, the rate of prepayment on fixed-rate mortgage-backed securities tends to decrease because of lower prepayments on the underlying mortgages, and conversely, as interest rates fall, prepayments on such securities tend to rise. In 1998 YNB realized $46,041,000 in principal cash flows from mortgage-backed securities, compared to $16,900,000 in 1997. The increased cash flows are the result of lower interest rates and a larger mortgage-backed security portfolio.

     YNB attempts to minimize these risks by diversifying the coupons of the mortgage-backed securities, buying seasoned securities with consistent and predictable prepayment histories and adhering to strict pricing policies when purchasing mortgage-backed securities. In 1998 management sold higher coupon fixed-rate mortgage-backed securities to mitigate the impact of prepayments. Securities with lower coupons were then purchased with the goal of more consistent cash flows. The yield on YNB's mortgage-backed security portfolio was impacted negatively in 1998 due to higher prepayment speeds.

     Collateralized mortgage obligations (CMOs) totaled approximately $9,836,000 at December 31, 1998. A CMO is a mortgage-backed security that is comprised of classes of bonds created by prioritizing the cash flows from the underlying mortgage pool in order to meet different objectives of investors. The CMOs in the investment portfolio are agency named and were generally originally purchased with average lives of two to four years. At December 31, 1998, YNB held no private labeled or corporate CMOs. Stress tests are performed at least semi-annually to assess prepayment speeds and their impact to the average lives and yields on those securities. All CMOs at December 31, 1998 were held in the available for sale category.


Loan Portfolio

     The loan portfolio represents YNB's largest earning asset class and is a significant source of interest income. YNB's lending strategy stresses quality growth and portfolio diversification.


     YNB's lending focus continues to be principally on commercial loans, owner-occupied commercial mortgage loans, and tenanted commercial real estate loans. In underwriting such loans, YNB first evaluates the cash flow capability of the borrower to repay the loan. In addition, a substantial majority of commercial loans are secured by real estate, business assets, or guarantees. YNB makes commercial loans primarily to small and medium sized businesses and professionals.


     During 1998, total loans increased $105,898,000, or 27.5% to $491,649,000 at December 31, 1998 from $385,751,000 at December 31, 1997. YNB's strength as a commercial business lender was reflected in the 1998 results. The principal areas of loan growth in 1998 were commercial and industrial loans and commercial real estate loans which grew 51.0% and 24.0%, respectively. YNB's loan portfolio represented 64.9% of assets at December 31, 1998 versus 62.8% at the prior year end.

     The following table sets forth the components of YNB's loan portfolio at the dates indicated.



                                                   December 31,
                                 ------------------------------------------------
                                          1998                     1997
                                 -----------------------  -----------------------
                                    Amount         %         Amount         %
                                 -----------  ----------  -----------  ----------
                                              (dollars in thousands)
Real estate -- mortgage:
 Commercial ...................   $166,725     33.9%       $134,499     34.9%
 Residential ..................     93,540     19.0          85,754     22.2
 Home equity ..................     23,474      4.8          23,805      6.2
Commercial and industrial .....    133,263     27.1          88,228     22.9
Real estate -- construction ...     38,386      7.8          28,182      7.3
Consumer ......................     24,531      5.0          18,519      4.8
Other loans ...................     11,730      2.4           6,764      1.7
                                  --------    -----        --------    -----
 Total loans ..................   $491,649    100.0%       $385,751    100.0%
                                  ========    =====        ========    =====

[RESTUBBED FROM PREVIOUS TABLE]

                                                               December 31,
                                 -------------------------------------------------------------------------
                                          1996                     1995                     1994
                                 -----------------------  -----------------------  -----------------------
                                    Amount         %         Amount         %         Amount         %
                                 -----------  ----------  -----------  ----------  -----------  ----------
                                                          (dollars in thousands)
Real estate -- mortgage:
 Commercial ...................   $112,914     34.1%       $ 73,164     29.8%       $ 49,186     25.0%
 Residential ..................     83,183     25.1          73,076     29.8          60,156     30.5
 Home equity ..................     23,457      7.1          26,951     11.0          29,388     14.9
Commercial and industrial .....     63,426     19.2          33,218     13.6          26,626     13.5
Real estate -- construction ...     25,958      7.8          19,353      7.9          15,560      7.9
Consumer ......................     15,034      4.5          12,386      5.1          10,934      5.6
Other loans ...................      7,265      2.2           6,906      2.8           5,060      2.6
                                  --------    -----        --------    -----        --------    -----
 Total loans ..................   $331,237    100.0%       $245,054    100.0%       $196,910    100.0%
                                  ========    =====        ========    =====        ========    =====



     Real estate - commercial loans increased by $32,226,000, or 24.0% in 1998 to $166,725,000 from $134,499,000 at December 31, 1997. YNB's lending policies require an 80% or lower loan-to-value ratio for commercial real estate mortgages. Collateral values are established based upon independently prepared appraisals. Generally, these loans are secured by owner-occupied properties or are part of a broader commercial lending relationship.


     Real estate - residential loans are primarily comprised of residential mortgage loans, fixed-rate home equity loans, and business loans secured by residential real estate. This portion of the portfolio totaled $93,540,000 at December 31, 1998, up $7,786,000, or 9.1% from the prior year. Residential mortgage loans represented $53,360,000, or 57.0% of the total. YNB's residential mortgage loans are secured by first liens on the underlying real property. At December 31, 1998, approximately 48% of the residential mortgage loan portfolio had fixed interest rates and 52% had adjustable interest rates.

     The home equity credit line portfolio totaled $23,474,000 or 4.8% of YNB's loan portfolio at December 31, 1998. This compares to $23,805,000, or 6.2% of the total loan portfolio at December 31, 1997. Aggressive competition for home equity loans in YNB's markets continued in 1998. In an effort to solidify outstandings in this area, YNB lowered its rate on home equity credit lines in the first quarter of 1998 to make the product more competitive in the marketplace. The home equity credit line portfolio has provided consistent operating income to YNB with controllable delinquencies and minimal losses.

     The largest area of loan growth in 1998 was in commercial and industrial loans. Commercial and industrial loans increased $45,035,000, or 51.0% at December 31, 1998 to $133,263,000 from $88,228,000 at December 31, 1997.
Commercial and industrial loans are made to small to middle market businesses for inventory, working capital, and equipment needs. These loans are generally secured by business assets of the borrower. YNB diversifies risk within this portfolio by monitoring industry concentration. Diversification is intended to limit the risk of loss from any single unexpected event or trend.


     The following table sets forth the components of commercial and industrial loans, by industry classification, at December 31, 1998.





                                                                 Percent       Number
Industry Classification                           Balance      of balance     of loans
---------------------------------------------   -----------   ------------   ---------
                                                        (dollars in thousands)
Services ....................................    $  32,587        24.5%          227
Real estate related .........................       22,426        16.8            82
Retail trade ................................       19,836        14.9           114
Manufacturing ...............................       17,754        13.3            61
Wholesale trade .............................       10,121         7.6            44
Construction ................................        9,929         7.5            60
Individuals .................................        7,749         5.8            56
Transportation and public utilities .........        6,449         4.8            49
Trade contractors ...........................        4,001         3.0            27
Other .......................................        2,411         1.8            24
                                                 ---------       -----           ---
   Total ....................................    $ 133,263       100.0%          744
                                                 =========       =====           ===


     Real estate -- construction loans increased $10,204,000 to $38,386,000 at December 31, 1998 compared to $28,182,000 at December 31, 1997. These loans represented 7.8% of the total loan portfolio at December 31, 1998. Generally these loans are closely monitored with advances made only after work is completed and independently inspected and verified by qualified professionals.

     YNB makes automobile, motorcycle, personal and other loans to consumers. Consumer loans increased to $24,531,000 at December 31, 1998 compared to $18,519,000 at December 31, 1997.

     Other loans include loans to individuals and businesses for investment purposes, mortgage warehouse loans, and loans to non-profit organizations. These loans are generally secured. Other loans increased to $11,730,000 at December 31, 1998 compared to $6,764,000 at December 31, 1997.

     The majority of YNB's business is with customers located within Mercer County, New Jersey and contiguous counties. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of real estate are subject to changes in the region's economic environment and real estate market.

     The following table provides information concerning the maturity and interest rate sensitivity of YNB's commercial and industrial and real estate -- construction loan portfolios at December 31, 1998.


                                                          After one       After
                                             Within      but within        five
                                            one year     five years       years          Total
                                           ----------   ------------   -----------   ------------
                                                               (in thousands)
Maturities:
   Commercial and industrial ...........    $ 58,062      $ 56,742      $ 18,459      $ 133,263
   Real estate -- construction .........      16,405         8,310        13,671         38,386
                                            --------      --------      --------      ---------
    Total ..............................    $ 74,467      $ 65,052      $ 32,130      $ 171,649
                                            ========      ========      ========      =========
Type:
   Floating Rate Loans .................    $ 66,019      $ 35,462      $ 15,627      $ 117,108
   Fixed Rate Loans ....................       8,448        29,590        16,503         54,541
                                            --------      --------      --------      ---------
    Total ..............................    $ 74,467      $ 65,052      $ 32,130      $ 171,649
                                            ========      ========      ========      =========


Nonperforming Assets

     Nonperforming assets consist of nonperforming loans and other real estate owned. Nonperforming loans are composed of (1) loans on a nonaccrual basis, (2) loans which are contractually past due 90 days or more as to interest and principal payments but have not been classified as nonaccrual and (3) loans whose terms have been restructured to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.


     YNB's policy with regard to nonaccrual loans varies by the type of loan involved. Generally, commercial loans are placed on a nonaccrual status when they are 90 days past due unless these loans are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal and interest is in doubt. Consumer loans are generally charged off after they become 120 days past due. Mortgage loans are not generally placed on a nonaccrual status unless the value of the real estate has deteriorated to the point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt.

     The following table sets forth nonperforming assets and risk elements in YNB's loan portfolio by type for the years indicated.





                                                                                   December 31,
                                                     ------------------------------------------------------------------------
                                                         1998           1997           1996           1995           1994
                                                     ------------   ------------   ------------   ------------   ------------
                                                                                  (in thousands)
Nonaccrual loans:
   Commercial and industrial .....................     $    232       $    515       $    961       $     --       $     --
   Real estate -- mortgage .......................          570            384          1,451          1,395          1,203
   Real estate -- construction ...................          684          2,106          4,659            142            521
   Consumer ......................................           31             38             12             30             --
   Other .........................................          529            312             --             --             --
                                                       --------       --------       --------       --------       --------
    Total ........................................        2,046          3,355          7,083          1,567          1,724
                                                       --------       --------       --------       --------       --------
Restructured loans ...............................          634            969             --            612             --
                                                       --------       --------       --------       --------       --------
Loans 90 days or more past due:
   Real estate -- mortgage .......................        1,093            886          1,014            588            326
   Consumer ......................................          100            105             43             52             16
                                                       --------       --------       --------       --------       --------
    Total ........................................        1,193            991          1,057            640            342
                                                       --------       --------       --------       --------       --------
Total nonperforming loans ........................        3,873          5,315          8,140          2,819          2,066
                                                       --------       --------       --------       --------       --------
Other real estate ................................        4,957          3,171            395            625            314
                                                       --------       --------       --------       --------       --------
Total nonperforming assets .......................     $  8,830       $  8,486       $  8,535       $  3,444       $  2,380
Nonperforming loans to total loans ...............         0.79%          1.38%          2.46%          1.15%          1.05%
Nonperforming assets to total assets .............         1.17           1.38           1.74           0.85           0.85
Nonperforming assets to total loans and other real
 estate owned, end of year .......................         1.78           2.18           2.57           1.40           1.21


     Nonperforming assets increased $344,000, to $8,830,000 at December 31, 1998 compared to $8,486,000 at December 31, 1997. YNB continues to aggressively manage nonperforming assets with the goal of reducing these assets in relation to the entire portfolio. Nonperforming assets represented 1.17% of total assets at December 31, 1998 versus 1.38% at December 31, 1997. Nonperforming assets as a percentage of total loans and other real estate were 1.78% at December 31, 1998, compared to 2.18% at December 31, 1997. The improvement in these ratios is due to strong asset and loan growth rates, offset by a modest increase in nonperforming assets.

     Nonaccrual loans were $2,046,000, or 0.4% of total loans, at December 31, 1998, a decrease of $1,309,000 from December 31, 1997.

     Restructured loans totaled $634,000 at December 31, 1998 and $969,000 at December 31, 1997. These restructured loans are in compliance with restructured terms and conditions. No income is being accrued on these loans.

     At December 31, 1998, loans that were 90 days or more past due but still accruing interest income totaled $1,193,000, or 0.2% of total loans compared to $991,000, or 0.3% of total loans at December 31, 1997. Management's decision to accrue income on these loans was based on the level of collateral and the status of collection efforts.


     Nonperforming loans totaled $3,873,000 at December 31, 1998, a decrease of $1,442,000 from the $5,315,000 reported at December 31, 1997. The decrease in nonperforming loans was primarily the result of nonaccrual loans being transferred to other real estate owned.

     Other real estate (O.R.E.) totaled $4,957,000 at December 31, 1998 and $3,171,000 at December 31, 1997. O.R.E. represented 1.0% of total loans at December 31, 1998. Management uses an active strategy to liquidate these assets and re-deploy the proceeds in YNB's loan portfolio. At December 31, 1998, O.R.E. balances included two real estate construction loans originally placed into nonaccrual in late 1996. One of these loans totaling approximately $2,000,000 is under a contract of sale. Both properties are in the process of being resolved.

Allowance for Loan Losses


     Management utilizes a systematic and documented allowance adequacy methodology for loan losses that requires specific allowance assessment for all loans, including residential real estate mortgages and consumer loans. This methodology assigns reserves based upon credit risk ratings for specific loans and general reserves for all other loans. The general reserves are based on various factors, including historical performance and the current economic environment. On a quarterly basis, management reviews all criticized assets and closely monitors all delinquencies. Management continually reviews the process utilized to determine the adequacy of the allowance for loan losses. The following table presents, for the years indicated, an analysis of the allowance for loan losses and other related data.




                                                              Year Ended December 31,
                                                            ----------------------------
                                                                 1998           1997
                                                            -------------  -------------
                                                                   (in thousands)
Allowance balance, beginning of year .....................    $   5,570      $   4,957
Charge offs:
   Commercial and industrial .............................         (547)          (212)
   Real estate -- mortgage ...............................           --           (161)
   Real estate -- construction ...........................           --             --
   Consumer ..............................................         (296)          (201)
                                                              ---------      ---------
    Total charge offs ....................................         (843)          (574)
                                                              ---------      ---------
Recoveries:
   Commercial and industrial .............................            6              7
   Real estate -- mortgage ...............................            4             --
   Consumer ..............................................           56             55
                                                              ---------      ---------
    Total recoveries .....................................           66             62
                                                              ---------      ---------
Net charge offs ..........................................         (777)          (512)
Provision charged to operations ..........................        1,975          1,125
                                                              ---------      ---------
Allowance balance, end of year ...........................    $   6,768      $   5,570
                                                              =========      =========
Loans, end of year .......................................    $ 491,649      $ 385,751
Average loans outstanding ................................    $ 438,050      $ 355,526
Allowance for loan losses to total loans, end of year              1.38%          1.44%
Net charge offs to average loans outstanding .............         0.18           0.14
Allowance for loan losses to nonperforming loans,
 end of year .............................................       174.75         104.80


[RESTUBBED FROM PREVIOUS TABLE]

                                                                      Year Ended December 31,
                                                            -------------------------------------------
                                                                 1996           1995           1994
                                                            -------------  -------------  -------------
                                                                          (in thousands)
Allowance balance, beginning of year .....................    $   3,677      $   2,912      $   2,703
Charge offs:
   Commercial and industrial .............................           --             --            (47)
   Real estate -- mortgage ...............................          (72)           (26)           (51)
   Real estate -- construction ...........................          (75)           (30)           (25)
   Consumer ..............................................         (252)          (153)           (83)
                                                              ---------      ---------      ---------
    Total charge offs ....................................         (399)          (209)          (206)
                                                              ---------      ---------      ---------
Recoveries:
   Commercial and industrial .............................           --             --             20
   Real estate -- mortgage ...............................           --             64             43
   Consumer ..............................................           39             45             47
                                                              ---------      ---------      ---------
    Total recoveries .....................................           39            109            110
                                                              ---------      ---------      ---------
Net charge offs ..........................................         (360)          (100)           (96)
Provision charged to operations ..........................        1,640            865            305
                                                              ---------      ---------      ---------
Allowance balance, end of year ...........................    $   4,957      $   3,677      $   2,912
                                                              =========      =========      =========
Loans, end of year .......................................    $ 331,237      $ 245,054      $ 196,910
Average loans outstanding ................................    $ 287,289      $ 221,232      $ 157,411
Allowance for loan losses to total loans, end of year              1.50%          1.50%          1.48%
Net charge offs to average loans outstanding .............         0.13           0.05           0.06
Allowance for loan losses to nonperforming loans,
 end of year .............................................        60.90         130.44         140.95


     YNB provides for possible loan losses by a charge to current operations to maintain the allowance for loan losses at an adequate level determined according to management's documented allowance adequacy methodology. The provision for loan losses for 1998 was $1,975,000, reflective of the continued substantial growth in the loan portfolio. This compares to a provision for loan losses of $1,125,000 in 1997 and $1,640,000 in 1996. It is management's assessment that the allowance for loan losses is adequate in relation to credit risk exposure levels.

     At December 31, 1998, the allowance for loan losses totaled $6,768,000, an increase of $1,198,000 or 21.5%, from $5,570,000 at December 31, 1997, which compares to $4,957,000 at December 31, 1996. The ratio of the allowance for loan losses to total loans was 1.38%, 1.44%, and 1.50% at December 31, 1998, 1997, and 1996, respectively. Another measure of the adequacy of the allowance for loan losses is the ratio of the allowance to total nonperforming loans. At December 31, 1998 this ratio was 174.7% versus 104.8% at December 31, 1997.

     YNB's gross charge offs in 1998 totaled $843,000, compared with $574,000 in 1997 and $399,000 in 1996. Losses on loans and loans which are determined to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to it. YNB's gross recoveries totaled $66,000 in 1998 compared to $62,000 in 1997 and $39,000 in 1996. The balance of the allowance for loan losses is determined by an overall analysis of the loan portfolio and reflects an amount, which in management's judgment is adequate to provide for potential loan losses.

     Management has taken the necessary steps to identify potential credit problems in its loan portfolio by strengthening lending policies and loan and credit administration. Management reviews all criticized loans on a quarterly basis. Allocations to the allowance for loan losses, both specific and general, are determined after this review. Loans are classified as "minimal, modest, better than average, average, acceptable, special mention, substandard, doubtful and loss." Loan classifications are based on internal reviews and evaluations performed by the lending staff. These evaluations are, in turn, examined by YNB's internal loan review officer. A formal loan review function, independent of loan origination, is used to identify and monitor risk classifications.


Allocation of the Allowance for Loan Losses

     The following tables describe the allocation for loan losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.


                                                         December 31,
                        ------------------------------------------------------------------------------
                                         1998                                    1997
                        --------------------------------------  --------------------------------------
                                                   Percent of                              Percent of
                         Reserve    Percent of      Loans to     Reserve    Percent of      Loans to
                          Amount     Allowance    Total Loans     Amount     Allowance    Total Loans
                        ---------  ------------  -------------  ---------  ------------  -------------
                                                    (dollars in thousands)
Commercial and
 industrial ..........   $1,741         25.7%         27.1%      $1,627         29.2%         22.9%
Real estate --
 mortgage ............    2,993         44.2          57.7        1,740         31.2          63.3
Real estate --
 construction ........    1,292         19.1           7.8        1,775         31.9           7.3
Consumer .............      358          5.3           5.0          283          5.1           4.8
Other loans ..........      384          5.7           2.4          145          2.6           1.7
                         ------        -----         -----       ------        -----         -----
  Total ..............   $6,768        100.0%        100.0%      $5,570        100.0%        100.0%
                         ======        =====         =====       ======        =====         =====

[RESTUBBED FROM PREVIOUS TABLE]

                                    December 31,
                        -------------------------------------
                                        1996
                        -------------------------------------
                                                  Percent of
                         Reserve    Percent of     Loans to
                          Amount     Allowance    Total Loans
                        ---------  ------------  ------------
                               (dollars in thousands)
Commercial and
 industrial ..........   $1,704         34.4%         19.2%
Real estate --
 mortgage ............    2,064         41.7          66.3
Real estate --
 construction ........      938         18.9           7.8
Consumer .............      175          3.5           4.5
Other loans ..........       76          1.5           2.2
                         ------        -----         -----
  Total ..............   $4,957        100.0%        100.0%
                         ======        =====         =====

[RESTUBBED FROM PREVIOUS TABLE]

                                                             December 31,
                          ----------------------------------------------------------------------------------
                                            1995                                      1994
                          ----------------------------------------   ---------------------------------------
                                                       Percent of                                Percent of
                           Reserve     Percent of       Loans to      Reserve     Percent of      Loans to
                            Amount      Allowance     Total Loans      Amount      Allowance     Total Loans
                          ---------   ------------   -------------   ---------   ------------   ------------
                                                        (dollars in thousands)
Commercial and
 industrial ...........    $  983          26.7%          13.6%       $1,137          39.0%          13.5%
Real estate --
 mortgage .............     1,816          49.4           70.6         1,152          39.6           70.4
Real estate --
 construction .........       664          18.1            7.9           398          13.7            7.9
Consumer ..............       132           3.6            5.1           141           4.8            5.6
Other loans ...........        82           2.2            2.8            84           2.9            2.6
                           ------         -----          -----        ------         -----          -----
  Total ...............    $3,677         100.0%         100.0%       $2,912         100.0%         100.0%
                           ======         =====          =====        ======         =====          =====

Deposits


     YNB's deposit base is the principal source of funds supporting interest earning assets. YNB offers a wide range of deposit products, including demand deposits, savings deposits, insured money market accounts and certificates of deposit. YNB's overall philosophy of building and maintaining long-term customer relationships is the key to further expanding the deposit base, which, in turn, presents opportunities for YNB to cross-sell its services.


     The following table provides information concerning average rates and average balances of deposits for the years indicated:




                                      1998                               1997                               1996
                        ---------------------------------  ---------------------------------  ---------------------------------
                                                  % of                               % of                               % of
                          Balance      Rate       Total      Balance      Rate       Total      Balance      Rate       Total
                        -----------  --------  ----------  -----------  --------  ----------  -----------  --------  ----------
                                                                (dollars in thousands)
Non-interest bearing
 demand deposits .....   $ 66,857        --%       14.2%    $ 56,700        --%       13.9%    $ 49,078        --%       15.1%
Interest bearing
 demand deposits .....     47,709      3.41        10.2       44,024      3.46        10.8       23,554      2.50         7.2
Savings and money
 market deposits .....    117,825      2.89        25.1      115,696      3.08        28.3      109,896      3.12        33.7
Time deposits ........    237,340      5.70        50.5      192,319      5.74        47.0      143,520      5.62        44.0
                         --------      ----       -----     --------      ----       -----     --------      ----       -----
  Total ..............   $469,731      3.95%      100.0%    $408,739      3.94%      100.0%    $326,048      3.70%      100.0%
                         ========      ====       =====     ========      ====       =====     ========      ====       =====



     Total deposits amounted to $519,643,000 at year-end 1998 compared to $422,944,000 at the end of 1997, an increase of 22.9%. Average total deposits during 1998 totaled $469,731,000 compared to $408,739,000 during 1997, an increase of 14.9%.


     The growth in YNB's deposit base in 1998 was primarily the result of aggressive pricing of certificates of deposit (CDs) to fund loan growth. The continuing trend of increased balances in higher costing time deposits is indicative of the highly competitive Mercer County deposit marketplace.

     In March of 1998, YNB purchased a software program which allowed YNB to market its certificates of deposit nationwide. This program has become a part of management's strategy to fund loan growth as well as bolstering liquidity. At December 31, 1998, YNB had raised approximately $24,400,000 utilizing this software.

     The average balance of non-interest bearing demand deposits was $66,857,000 during 1998, an increase of $10,157,000, or 17.9% from $56,700,000 during 1997. Non-interest bearing demand deposits represent a stable, interest free source of funds. The increase in demand deposits is a contributing factor in the growth of net interest income.

     Average interest bearing demand, savings, and time deposits increased 8.4%, 1.8% and 23.4%, respectively, from 1997 to 1998.

     Total average time deposits, which consist of certificates of deposit and individual retirement accounts, increased $45,021,000 to $237,340,000 from $192,319,000 in 1997. Time deposits averaged over 50% of total average deposits as of December 31, 1998. Depositors in 1998 continued to place their funds in higher yielding CDs.

     In the second quarter of 1998, management initiated a program to reduce reserve levels required to be maintained with the Federal Reserve. The result of this program was a substantial reduction in required reserve levels. These funds were then deployed into earning assets.

     The average rate paid on YNB's deposit balances in 1998 was 3.95%, a 0.3% decrease from the 3.94% average rate for 1997.

     The following table details amounts and maturities for certificates of deposit of $100,000 or more for the years indicated:



                                                       December 31,
                                                  -----------------------
                                                     1998         1997
                                                  ----------   ----------
                                                      (in thousands)
Maturity range:
   Within three months ........................    $ 6,702      $  5,742
   After three but within six months ..........      9,112         5,232
   After six but within twelve months .........      8,753         7,979
   After twelve months ........................      4,958         2,603
                                                   -------      --------
     Total ....................................    $29,525      $ 21,556
                                                   =======      ========


     Certificates of deposit of $100,000 or more totaled $29,525,000, or 5.7% of deposits, at December 31, 1998 compared to $21,556,000, or 5.1% of deposits, at December 31, 1997.

     Management anticipates that the branching projected for 1999 in the new markets of Burlington County and Bucks County, Pennsylvania will have positive results to YNB's deposit base. Management will also continue to explore other funding options, including brokered deposits.


Borrowed Funds

     Borrowed funds consist of securities sold under agreements to repurchase, Federal Home Loan Bank of New York (FHLB) advances, Federal funds purchased, treasury tax and loan deposits and other forms of short-term borrowings. Management utilizes, from time to time, unsecured Federal funds lines of credit with four of its correspondent banks for daily funding needs.

     Borrowed funds totaled $177,888,000 at December 31, 1998 compared to $134,316,000 at December 31, 1997. FHLB advances with a maturity greater than one year, with callable options, were utilized for funding growth strategy securities and loan growth in 1998. These advances lowered borrowing costs. Repurchase agreements totaling approximately $87,120,000 at year-end 1998 were used as part of the investment growth strategy.

     Borrowed funds averaged $158,106,000 in 1998, an increase of $73,614,000 from the average reported in 1997 of $84,492,000. The average cost of borrowed funds declined 9 basis points during the year to 5.54% compared with 5.63% in 1997. At year-end 1998 there was $89,316,000 in outstanding borrowings with the FHLB and no outstanding borrowings with YNB's correspondents. Management will continue to strategically utilize borrowed funds to meet short-term liquidity needs and as an additional source of funding for the loan and investment portfolios.


Liquidity

     Liquidity measures the ability to satisfy current and future cash flow needs as they become due. YNB has an Asset/Liability Committee (ALCO) whose function is to monitor and coordinate all activities relating to maintaining adequate liquidity and protection of net interest income from fluctuations in market interest rates.

     Liquidity management refers to YNB's ability to support asset growth while satisfying the borrowing needs and deposit withdrawal requirements of customers. In addition to maintaining liquid assets, factors such as capital position, profitability, asset quality and availability of funding affect a bank's ability to meet its liquidity needs. On the asset side, liquid funds are maintained in the form of cash and cash equivalents, Federal funds sold, investment securities held to maturity maturing within one year, securities available for sale and loans held for sale. Additional asset-based liquidity is derived from scheduled loan repayments as well as investment repayments of principal and interest from mortgage-backed securities. On the liability side, the primary source of liquidity is the ability to generate core deposits, which generally excludes CDs $100,000 and over. Short-term borrowings are also used as supplemental funding sources when growth in the core deposit base does not keep pace with that of earning assets.

     At December 31, 1998, liquid assets (excluding securities purchased utilizing borrowed funds) amounted to $56,303,000, as compared to $74,322,000 at December 31, 1997. This represents 9.8% and 15.9% of earning assets, and 9.1% and 14.7% of total assets at December 31, 1998 and 1997, respectively.

     YNB has the availability to borrow up to $32,700,000 from the FHLB through its line of credit program, subject to collateral requirements. In addition, the bank is eligible to borrow up to 30% of assets under the FHLB advance program subject to FHLB stock level requirements, collateral requirements and individual advance proposals based on FHLB credit standards. YNB also has the ability to borrow at the Federal Reserve discount window along with agreements to borrow from four of its correspondent banks.

     Strong earning asset growth in 1998 negatively impacted the liquidity profile of YNB. Management has outlined specific steps to address this issue in 1999. A plan is in place, designed to effectively manage liquidity due to changes in interest rates, credit markets, or other external risks.


Interest Rate Sensitivity

     The objectives of interest rate risk management are to minimize and to the degree possible, control the effect of interest rate fluctuations on net interest income. Interest rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates. YNB's ALCO actively seeks to monitor and control the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.

     One measure of interest rate risk is the gap ratio, which is defined as the difference between the dollar volume of interest earning assets and interest bearing liabilities maturing or repricing within a specified period of time as a percentage of total assets. A positive gap results when the volume of interest rate-sensitive assets exceeds that of interest rate-sensitive liabilities within comparable time periods. A negative gap results when the volume of interest rate-sensitive liabilities exceeds that of interest rate-sensitive assets within comparable time periods.

     As indicated in the accompanying table, YNB's one-year gap position at December 31, 1998 was a positive 1.7%. Generally, a financial institution with a positive gap position will most likely experience an increase in net interest income during periods of rising rates and decreases in net interest income during periods of lower interest rates.

     The positive gap was brought about in the last year primarily through increases in convertible advance borrowings in connection with the investment growth strategy and as a replacement for short-term borrowings. These liabilities have an expected repricing date beyond the one-year gap interval. This effect was offset to some degree by increases in fixed rate investments associated with the strategy, although accelerated prepayments on mortgage-backed securities effectively shortened the overall investment duration. While gap analysis represents a useful asset/liability management tool, it does not necessarily indicate the effect of general interest rate movements on YNB's net interest income due to discretionary repricing of some assets and liabilities, balance sheet options, and other competitive pressures.

     YNB reports its callable agency securities ($47.0 million at December 31, 1998) at their option adjusted spread modified duration date, as opposed to the call or maturity date. In management's opinion, using modified duration dates on callable agency securities provided a better estimate of the option exercise date at December 31, 1998. The option adjusted spread methodology is an approach whereby the likelihood of option exercise takes into account the coupon on the security, the distance to the call date, the maturity date and the current interest rate volatility. In addition, prepayment assumptions derived from historical data have been applied to mortgage-related securities, which are included in investments. Similarly, convertible advance borrowings and repurchase agreements with options have expected repricing dates between the option date and the final maturity date, based on the debt instrument's interest rate and current market rate levels for the same type of debt.

     Included in the analysis of YNB's gap position are certain savings deposit and interest checking accounts, which are less sensitive to fluctuations in interest rates than other interest bearing sources of funds. In determining the sensitivity of such deposits, management reviews the movement of its deposit rates for the past five years relative to market rates. Using regression analysis, management's ALCO committee has estimated that these deposits are approximately 50-65% sensitive to interest rate changes (i.e., if short term rates were to increase 100 basis points, the interest rate on such deposits would increase 50-65 basis points).

     In addition to the utilization of gap for interest rate risk management, the ALCO utilizes simulation analysis whereby the model estimates the variance in net interest income with a change of interest rates of plus and minus 300 basis points over a 12 month period (base case sensitivity).

     Presented below are the results of the simulation analysis as of December 31, 1998.





                         $ Change in             % Change in
 Change in Rates     Net Interest Income     Net Interest Income
-----------------   ---------------------   --------------------
                     (dollars in thousands)
      +300 bp              +1,202                   +4.2%
      +150 bp              +  881                   +3.1%
     --150 bp             --1,307                  --4.6%
     --300 bp             --2,753                  --9.7%




     Management analyzes a number of different simulation scenarios to determine the impact to net interest income in various interest rate environments. Management assigns a higher probability of interest rates changing plus or minus 150 basis points over a 12 month period. Like the base case sensitivity, net interest income will be lower in a declining rate environment as discussed above. YNB would presently benefit in gradually increasing interest rates over a 12 month period.


     Lastly, YNB measures longer-term risks through analyses of the economic value of our portfolio equity. The present value of asset and liability cash flows are subjected to rate shocks of plus and minus 200 basis points. The variance in the residual, or economic value of equity is measured as a percentage of total assets. This variance is managed within a negative 3% boundary.

Rate Sensitive Assets and Liabilities


     The table below sets forth certain information at December 31, 1998 relating to YNB's assets and liabilities by scheduled repricing for adjustable assets and liabilities, or by contractual maturity for fixed-rate assets and liabilities.





                                                      December 31, 1998
                                          -----------------------------------------
                                                                         More than
                                               Under       Six months     one year
                                                six          through      through
                                              months        one year     two years
                                          --------------  ------------  -----------
                                                   (dollars in thousands)
ASSETS:
Cash and due from banks ................    $       --     $      --     $      --
Federal funds sold and interest
 bearing deposits ......................         1,013            --            --
Available for sale securities ..........        30,850        17,845        32,471
Investment securities ..................         1,645         1,376         5,225
Loans, net of unearned income ..........       235,211        34,214        36,581
Other assets, net ......................            --        13,787            --
                                            ----------     ---------     ---------
 Total Assets ..........................    $  268,719     $  67,222     $  74,277
                                            ==========     =========     =========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Non-interest bearing demand ............    $       --     $      --     $      --
Savings and interest bearing
 demand ................................        71,957            --        15,339
Money markets ..........................        35,695         2,185            --
Certificates of deposit of $100,000
 or more ...............................        15,814         8,753         3,785
Other time deposits ....................        98,220        67,472        51,917
                                            ----------     ---------     ---------
 Total deposits ........................       221,686        78,410        71,041
                                            ----------     ---------     ---------
Borrowed funds .........................        18,177         4,906        16,513
Trust preferred securities .............            --            --            --
Other liabilities ......................            --            --            --
Stockholders' equity ...................            --            --            --
                                            ----------     ---------     ---------
 Total Liabilities and
   Stockholders' Equity ................    $  239,863     $  83,316     $  87,554
                                            ==========     =========     =========
Gap ....................................        28,856       (16,094)      (13,277)
Cumulative gap .........................        28,856        12,762          (515)
Cumulative gap to total assets .........           3.8%          1.7%         -0.1%



[RESTUBBED FROM PREVIOUS TABLE]

                                                             December 31, 1998
                                          --------------------------------------------------------
                                             More than      More than     More than
                                             two years     five years     ten years
                                              through        through       and not
                                            five years      ten years     repricing       Total
                                          --------------  ------------  -------------  -----------
                                                           (dollars in thousands)
ASSETS:
Cash and due from banks ................    $       --     $      --      $  16,246     $  16,246
Federal funds sold and interest
 bearing deposits ......................            --            --             --         1,013
Available for sale securities ..........        60,350        18,816         25,245       185,577
Investment securities ..................        10,172         6,626         11,067        36,111
Loans, net of unearned income ..........       130,728        34,410         20,505       491,649
Other assets, net ......................            --            --         13,283        27,070
                                            ----------     ---------      ---------     ---------
 Total Assets ..........................    $  201,250     $  59,852      $  86,346     $ 757,666
                                            ==========     =========      =========     =========
LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Non-interest bearing demand ............    $       --     $      --      $  75,426     $  75,426
Savings and interest bearing
 demand ................................        41,913            --             --       129,209
Money markets ..........................         6,781            --             --        44,661
Certificates of deposit of $100,000
 or more ...............................         1,173            --             --        29,525
Other time deposits ....................        23,213            --             --       240,822
                                            ----------     ---------      ---------     ---------
 Total deposits ........................        73,080            --         75,426       519,643
                                            ----------     ---------      ---------     ---------
Borrowed funds .........................       111,792        26,500             --       177,888
Trust preferred securities .............            --            --         11,500        11,500
Other liabilities ......................            --            --          7,879         7,879
Stockholders' equity ...................            --            --         40,756        40,756
                                            ----------     ---------      ---------     ---------
 Total Liabilities and
   Stockholders' Equity ................    $  184,872     $  26,500      $ 135,561     $ 757,666
                                            ==========     =========      =========     =========
Gap ....................................        16,378        33,352        (49,215)
Cumulative gap .........................        15,863        49,215             --
Cumulative gap to total assets .........           2.1%          6.5%            --


Market Risk

     For YNB, market risk is defined as the potential loss in the value of financial instruments due to adverse changes in interest rates. This is different than accounting losses that may occur over the next one to two years due to maturity mismatches or spread changes between assets and liabilities, which are measured through simulation analysis.

     As a financial intermediary, YNB assumes market risk by holding both financial assets (primarily loans, securities, and Fed funds sold) and financial liabilities (deposits and borrowings) on the balance sheet. Rising rates have a negative impact on the value of fixed rate assets and a positive impact on the value of fixed rate and non-maturity deposits, as well as fixed rate borrowings. Deposits or borrowings acquired at today's market rate levels are more valuable to YNB as interest rates rise in the future, resulting in an economic gain. This occurs at the same time fixed rate asset values are declining.

Expected Repricing of Financial Instruments


     The table below shows the expected repricing of YNB's financial instruments subject to market risks, the weighted average interest rate, and fair value of the instruments as of December 31, 1998. The expected repricings take into account amortization and expected prepayments on mortgage-related securities and probable call dates on U.S. Agency notes and debentures represented by the option adjusted spread modified duration. The table does not include prepayments on loans, as they are less predictable than securities with homogenous coupons and maturity dates. Loan repricings are therefore likely to be shorter than what is indicated in this table, as some prepayments can be expected.



                                      1999         2000         2001      2002-2003
                                  -----------  -----------  -----------  -----------
                                                (dollars in thousands)
FINANCIAL ASSETS:
Cash and due from banks            $      --    $      --    $      --    $      --
 Average rate ..................          --           --           --           --
Federal funds sold and
 interest bearing
 deposits ......................       1,013           --           --           --
 Average rate ..................        4.75%          --           --           --
Available for sale
 securities ....................      48,695       32,471       19,538       40,812
 Average rate ..................        6.09%        6.06%        6.57%        6.45%
Investment securities ..........       3,021        5,225        3,281        6,891
 Average rate ..................        5.62%        5.29%        5.55%        5.49%
Loans, net of unearned
 income ........................     269,425       36,581       54,955       75,773
 Average rate ..................        8.46%        8.57%        8.41%        8.26%
FINANCIAL LIABILITIES:
Non-interest demand
 deposits ......................   $      --    $      --    $      --    $      --
 Average rate ..................          --           --           --           --
Savings ........................      51,974           --        2,607       22,956
 Average rate ..................        2.51%          --         3.00%        2.09%
Interest bearing demand ........      19,983       15,339           --       16,350
 Average rate ..................        2.25%        5.38%          --         2.25%
Money markets ..................      37,880           --        6,781           --
 Average rate ..................        3.25%          --         2.58%          --
CDs of $100,000 or more               24,567        3,785          858          315
 Average rate ..................        5.21%        5.55%        5.73%        5.59%
Other time deposits ............     165,692       51,917        9,079       14,134
 Average rate ..................        5.46%        5.69%        5.71%        5.76%
Borrowed funds .................      23,083       16,513       41,760       70,032
 Average rate ..................        5.58%        4.96%        5.20%        4.86%
Trust preferred securities .....          --           --           --           --
 Average rate ..................          --           --           --           --


[RESTUBBED FROM PREVIOUS TABLE]


                                                   Beyond                        Fair
                                   2004-2008      10 Years        Totals        Value
                                  -----------  -------------  -------------  -----------
                                                  (dollars in thousands)
FINANCIAL ASSETS:
Cash and due from banks            $      --     $  16,246      $  16,246     $ 16,246
 Average rate ..................          --            --             --
Federal funds sold and
 interest bearing
 deposits ......................          --            --          1,013        1,013
 Average rate ..................          --            --           4.75%
Available for sale
 securities ....................      18,816        25,245        185,577      185,577
 Average rate ..................        6.51%         6.60%          6.33%
Investment securities ..........       6,626        11,067         36,111       36,203
 Average rate ..................        5.02%         4.85%          5.20%
Loans, net of unearned
 income ........................      34,410        20,505        491,649      492,712
 Average rate ..................        7.72%         6.61%          8.30%
FINANCIAL LIABILITIES:
Non-interest demand
 deposits ......................   $      --     $  75,426      $  75,426     $ 75,426
 Average rate ..................          --            --             --
Savings ........................          --            --         77,537       77,537
 Average rate ..................          --            --           2.40%
Interest bearing demand ........          --            --         51,672       51,944
 Average rate ..................          --            --           3.18%
Money markets ..................          --            --         44,661       44,661
 Average rate ..................          --            --           3.15%
CDs of $100,000 or more                   --            --         29,525       29,693
 Average rate ..................          --            --           5.27%
Other time deposits ............          --            --        240,822      242,160
 Average rate ..................          --            --           5.54%
Borrowed funds .................      26,500            --        177,888      181,711
 Average rate ..................        5.77%           --           5.18%
Trust preferred securities .....          --        11,500         11,500       12,219
 Average rate ..................          --          9.25%          9.25%

     Deposits, other than time deposits and non-interest demand, are shown with a "rate sensitive" component due in 1999 and a "non-rate sensitive" component due in subsequent periods. Although these deposits are "payable on demand," YNB does not anticipate a situation where all of the deposits mature simultaneously. Therefore, rate sensitivity of non-contractual interest bearing deposits is measured through a historical regression analysis, which correlates the changes in the rates paid on these deposits to an external market rate (Fed funds). Since the regression is based on an historical relationship, it may not be indicative of how YNB will price these products in the future, but does provide some basis to determine the market risk of these liabilities.

Stockholders' Equity and Capital Adequacy

     The management of capital in a regulated bank environment requires a balance between maximizing leverage and return on average equity to stockholders while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements.

     Stockholders' equity at December 31, 1998 totaled $40,756,000 compared to $39,745,000 at December 31, 1997. This represents an increase of $1,011,000 or 2.5%. This increase resulted from (i) earnings of $5,582,000 (less dividend payments of $1,449,000) and a negative equity adjustment of $408,000 for the unrealized loss on securities available for sale, (ii) proceeds of $294,000 from exercised options, and (iii) treasury stock purchased, at cost, of $3,008,000.

     In 1998, as part of YNB's Capital Management Plan, 170,300 shares were repurchased at a cost of $3,008,000.

     As of January 1, 1999, YNB adopted an Employee Stock Ownership Plan (ESOP) to permit eligible employees of YNB to share in the growth of YNB through stock ownership. On February 3, 1999, Yardville National Bancorp sold 155,340 shares to the ESOP for $2,000,000. The ESOP financed the stock purchase with a loan from a nonaffiliated financial institution. The financing is for a term of five years with an interest rate of 7.00%. The full balance of the loan will be repaid in equal installments over the term of the loan. The shares purchased by the ESOP were used as collateral for the loan. Yardville National Bancorp guarantees the repayment of the loan. The estimated minimum annual expenses associated with the ESOP are $540,000 per year for the next five years.

     Yardville National Bancorp and its banking subsidiary are subject to minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. The measurement of risk-based capital takes into account the credit risk of both balance sheet assets and off-balance sheet exposures. These guidelines require minimum risk-based capital ratios of 4% for Tier 1 capital and 8% for total capital (Tier 1 plus Tier 2). In addition, the current minimum regulatory guideline for the Tier 1 leverage ratio is 4.0%.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established five capital level designations ranging from "well capitalized" to "critically undercapitalized." A bank is considered "well capitalized" if it has minimum Tier 1 and total risk-based capital ratios of 6% and 10%, respectively, and a minimum Tier 1 leverage ratio of 5%.

     At December 31, 1998 the capital ratios for YNB exceeded the above ratios required to be well capitalized. The table below summarizes YNB's capital ratios for the years indicated:

                                              December 31,
                                    ---------------------------------
                                       1998        1997        1996
                                    ---------   ---------   ---------
Tier 1 leverage ratio ...........    7.7%        9.5%        7.8%
Tier 1 risk-based ratio .........    9.9%       12.2%       10.2%
Total risk-based ratio ..........   11.2%       13.5%       11.4%

Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Company (Trust Preferred Securities)

     On October 16, 1997, Yardville Capital Trust (the Trust), a statutory business trust, and a wholly owned subsidiary of Yardville National Bancorp issued $11,500,000 of 9.25% trust preferred securities to the public and $356,000 of 9.25% common securities to Yardville National Bancorp. Proceeds from the issuance of the trust preferred securities were immediately used by the Trust to purchase $11,856,000 of 9.25% subordinated debentures maturing November 1, 2027 from Yardville National Bancorp. The Trust exists for the sole purpose of issuing trust preferred securities and investing the proceeds into subordinated debentures of Yardville National Bancorp. These subordinated debentures constitute the sole assets of the Trust. These subordinated debentures are redeemable in whole or in part prior to maturity after November 1, 2002. The Trust is obligated to distribute all proceeds of a redemption, whether voluntary or upon maturity, to holders of the Trust preferred securities. Yardville National Bancorp's obligation with respect to the trust preferred securities and the subordinated debentures, when taken together, provide a full and unconditional guarantee on a subordinated basis by Yardville National Bancorp of the Trust's obligations to pay amounts when due on the trust preferred securities.

Year 2000

General

     Issues surrounding Year 2000 (Y2K) arise out of the fact that many existing computer programs use only two digits to identify a year in the date field. Additionally, Y2K is not just a computer issue, but involves communication, building and environmental systems as well as office equipment. Y2K readiness can be affected to the extent that other entities such as loan customers and key vendors are unsuccessful in addressing this issue. Y2K issues affect virtually all aspects of YNB's organization. YNB began taking a proactive approach to this issue in 1997. YNB's approach includes a written compliance plan. Management believes that the level of resources committed to the project is adequate and the oversight provided by senior management and the Board of Directors is appropriate. YNB is on schedule with its Y2K compliance plan.

State of Readiness

     YNB has identified six distinct areas for its Y2K compliance efforts. The technology committee, which consists of four directors and all of the executive management team, and the system and operations committee are the primary groups coordinating YNB's Y2K efforts. The Board of Directors receives monthly reporting on the progress of YNB's Y2K compliance efforts. In addition, YNB receives guidance from the Federal Financial Institutions Examination Council, the formal interagency group responsible for uniform principles, standards, and procedures for the examination of financial institutions by the Federal regulatory agencies, and participates in scheduled Federal Year 2000 examinations. These examinations are being conducted to assess each financial institution's Year 2000 efforts.

     Core Computer Systems. YNB utilizes Information Technology, Inc. (ITI) software for processing all deposits, commercial and consumer loans in addition to its general ledger activity. Final testing of this area will occur in the second quarter of 1999. Management does not anticipate any major Y2K compliance problems with the ITI software.

     Significant Alliances. YNB depends on many outside vendors and suppliers to function efficiently. However, management has identified three systems that have significant Y2K compliance issues due to their reliance on computer hardware and software. These systems are the Federal Reserve Bank's Fed Line wire system, the MAC\R network which supports YNB's automated teller machines, and Automated Clearing House (ACH) which YNB uses to process direct deposit activities including payrolls. YNB requires vendors and suppliers to provide representations that their systems are Y2K compliant and has a system in place to track vendors' Y2K compliance efforts. Testing of the Fed Line wire system as well as ACH transactions has been successfully completed. Testing of the MAC network will occur in the second quarter of 1999.

     YNB has also identified our provider of mortgage servicing, Wendover Financial Services Corporation, as a significant alliance. Wendover is a subsidiary of Electronic Data Systems, which is one of the largest service providers of data processing applications in the United States. Wendover utilizes software provided by ALLTEL Incorporated. YNB has been provided detailed plans and strategies from both companies regarding Year 2000 compliance. ALLTEL has advised YNB that their systems are Year 2000 compliant at December 31, 1998. ALLTEL is currently facilitating a client-managed task force that conducted Year 2000 testing in the first quarter of 1999. Although YNB must still evaluate the test reports, management does not anticipate any major Y2K compliance problems with either Wendover Financial Services or ALLTEL.

     End User Computing. YNB's plan to ensure compliance of desktop computers throughout the corporation includes the replacement of non-compliant computers and related software. All mission critical personal computers are Y2K compliant.

     Technical Infrastructure. The most critical part of YNB's technical infrastructure is the communication network hardware and software that links all of YNB's departments and branches to the ITI system and allows them to process deposit, loan and general ledger activities. To ensure Y2K compliance the network components were tested from each location. To date, all but two locations have been tested with favorable results. Testing of the final branch locations will occur in the second quarter of 1999. Management does not anticipate any significant Y2K compliance issues with its network. Any additional branches opened during 1999 will be tested before opening for customer business.

     Physical Property and Infrastructures. YNB's physical properties and infrastructures include energy and security systems as well as date sensitive equipment. Testing in this area has been completed with favorable results.

     Commercial Loan Relationships. YNB has identified its commercial loan customers as a potential area of YNB's Y2K exposure. To the extent that a borrower's financial position is weakened as a result of Y2K issues, credit quality could be adversely affected. Management has reviewed the commercial loan portfolio to identify loan types that have significant Y2K exposure. Loan officers are in the process of contacting loan customers and assessing their Y2K exposure and compliance efforts. All significant new commercial loan applications include an assessment of the Y2K exposure and compliance efforts of the customer. While YNB continues to closely monitor its commercial loan customers, management cannot predict whether its customers will be successful in becoming Y2K compliant.

Y2K Costs

     YNB's Y2K related costs for 1998 were approximately $810,000. This includes approximately $615,000 in equipment related purchases that will be depreciated over five years. The remaining expense includes additional compensation expense and costs related to the testing and upgrading of systems. Management anticipates 1999 expenditures to decline significantly as most of the significant hardware and software purchases have been completed. Total Y2K costs are projected to be between $50,000 and $100,000 in 1999. This level could rise in the event that ongoing testing uncovers unanticipated Y2K compliance issues.

Y2K Contingency Plans

     YNB has established written Y2K contingency plans as part of its overall disaster recovery plan. These plans identify all mission critical systems and include strategies to overcome Y2K related problems. These plans continue to be reviewed and will be modified from time to time based on the results of the ongoing Y2K compliance efforts. Management believes that the contingency plans should allow YNB to continue to operate in the event of Y2K related problems with a minimum of disruption and moderate increased costs.


Recent Accounting Pronouncements

     Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities," established accounting reporting standards for derivative instruments, and for hedging activities. SFAS 133 supersedes the disclosure requirements in Statements No. 80, 105, and 119. This statement is effective for periods beginning after June 15, 1999. The adoption of SFAS 133 is not expected to have a material impact on the financial position or results of operations of the Corporation.

     Statement of Financial Accounting Standards No. 134 (SFAS No. 134), "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," amends FASB No. 65, "Accounting for Certain Mortgage Banking Activities," to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interest based on its ability and intent to sell or hold those investments. SFAS 134 is effective January 1, 1999. The adoption of this statement is not expected to have a material impact on the financial position of the Corporation.

                                  MANAGEMENT

     The following table lists the senior executive officers of the Bank and our current directors.


Name                            Age                   Positions
----------------------------   -----   ---------------------------------------
Jay G. Destribats               64     Director and Chairman of the Board
Patrick M. Ryan                 54     President and Chief Executive Officer
Stephen F. Carman               42     Secretary, Treasurer, Executive Vice
                                       President and Chief Financial Officer
Timothy J. Losch                48     Executive Vice President and Chief
                                       Operating Officer
James F. Doran                  55     First Senior Vice President and Senior
                                       Loan Officer
Mary C. O'Donnell               51     First Senior Vice President and Chief
                                       Credit Officer
C. West Ayres                   71     Director
Elbert G. Basolis, Jr.          37     Director
Lorraine Buklad                 63     Director
Anthony M. Giampetro, M.D.      62     Director
Sidney L. Hofing                64     Director
James J. Kelly                  64     Director
Gilbert W. Lugossy              63     Director
Louis R. Matlack, Ph.D.         64     Director
Weldon J. McDaniel, Jr.         72     Director
F. Kevin Tylus                  44     Director

     Jay G. Destribats has served as the Chairman of the Board of both YNB and the Bank since 1990. He is also a partner in the law firm of Destribats, Campbell, DeSantis, Magee and O'Donnell.

     Patrick M. Ryan has served as a director and as President and Chief Executive Officer of both YNB and the Bank since November 1992.

     Stephen F. Carman has served as Secretary and Treasurer of YNB and as Executive Vice President and Chief Financial Officer of the Bank since December 1993.

     Timothy J. Losch has served as Executive Vice President and Chief Operating Officer of the Bank since June 1997. Prior to joining the Bank in 1997, he served as Senior Vice President and Director of Public Affairs and Governmental Relations for CoreStates Bank NA from February 1993 to May 1997.

     James F. Doran has served as First Senior Vice President and Senior Loan Officer of the Bank since April 1996, Senior Vice President from January 1994 to April 1996, and Vice President from December 1992 to January 1994.

     Mary C. O'Donnell has served as First Senior Vice President and Chief Credit Officer of the Bank since April 1996 and as Senior Vice President from September 1992 to April 1996.

     C. West Ayres has served as a director of YNB and the Bank since 1978. He is also President of Ayres Pontiac-Cadillac Company, Inc.

     Elbert G. Basolis, Jr. has served as a director of YNB and the Bank since 1996. He also owns and serves as President and Chief Financial Officer for Aqua Controls, Inc. (a water consulting business) and serves as Executive Vice President of Garrison Enterprises, Inc. (a construction business).


     Lorraine Buklad has served as a director of YNB and the Bank since 1988. She is also a funeral director and President of Buklad Memorial Homes.

     Anthony M. Giampetro, M.D. has served as a director of YNB and the Bank since 1994. He is also a physician in private practice.

     Sidney L. Hofing has served as a director of YNB and the Bank since 1997. He is President and CEO of The Eagle Group, Inc. (a real estate development and management company) and served as Chairman of General Packaging Services, Inc. from November 1996 to December 1998.

     James J. Kelly has served as a director of YNB and the Bank since 1997. He is also a private consultant in electrical contracting.

     Gilbert W. Lugossy has served as a director of YNB and the Bank since 1991. He served as a member of the New Jersey State Parole Board from April 1990 to April 1997 and is now retired.

     Louis R. Matlack, Ph.D. has served as a director of YNB and the Bank since 1997. He is also a Principal of Matlack Mediation (a mediation services firm).

     Weldon J. McDaniel, Jr. has served as a director of YNB and the Bank Since 1986. He is also a Technical Assistant - Engineering for USX Corporation.

     F. Kevin Tylus has served as a director of YNB and the Bank since 1992. He has served as Vice President/Director of Prudential Health Care Group since July 1995 and served as Chief Operating Officer of Eastern Mercy Health System from September 1992 to July 1995.


           STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The table below sets forth the beneficial ownership of our common stock as of March 18, 1999 and after the offering (assuming no exercise of the over-allotment option), by each person we know to beneficially own 5% or more of the common stock, each director and executive officer, and all directors and executive officers of YNB and the Bank as a group. The number of beneficially owned shares includes shares over which the named person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power (which includes the power to vote, or direct the voting of, such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security). All shares of a named person are deemed to be subject to that person's sole voting and investment power unless otherwise indicated. Shares subject to stock options are included as outstanding shares of common stock, unless these options are not exercisable within 60 days.

                                          Beneficial Ownership         Beneficial Ownership
                                         Prior to the Offering         After the Offering
                                    --------------------------------   -------------------
     Name of Beneficial Owner              Number           Percent     Number     Percent
---------------------------------   --------------------   ---------   --------   --------
C. West Ayres                                77,999(1)        1.54%
Elbert G. Basolis, Jr.                       20,822(2)           *
Lorraine Buklad                             130,826(3)        2.52%
Stephen F. Carman                            39,474(4)           *
Jay G. Destribats                           225,610(5)        4.34%
Anthony M. Giampetro, M.D.                   71,680(6)        1.38%
Sidney L. Hofing                             70,079(7)        1.35%
James J. Kelly                              170,608(8)        3.28%
Timothy J. Losch                             16,225(9)           *
Gilbert W. Lugossy                           14,071(10)          *
Louis R. Matlack, Ph.D.                     160,747(11)       3.09%
Weldon J. McDaniel, Jr.                      10,537(12)          *
Patrick M. Ryan                             320,574(13)       6.14%
F. Kevin Tylus                              182,257(14)       3.51%
Directors and Executive Officers
 as a group (22 persons)                  1,266,836(15)      23.83%

------------
* Less than 1%

 (1) Includes 2,152 shares held by Mr. Ayres spouse, and 1,312 shares issuable upon exercise of options held by Mr. Ayres under our 1994 Stock Option Plan (the "1994 Plan").

 (2) Includes 4,100 shares held by Aqua Control Inc. and 6,232 shares issuable upon exercise of options held by Mr. Basolis, Jr. under our 1994 Plan.

 (3) Includes 1,312 shares issuable upon exercise of options held by Ms. Buklad under the 1994 Plan.

 (4) Includes 27,060 shares issuable upon exercise of options held by Mr. Carman under our 1988 Stock Option Plan (the "1988 Plan") and our 1997 Stock Option Plan (the "1997 Plan"), 3,037 shares held jointly with Mr. Carman's wife and 225 shares held by Mr. Carman as custodian for his daughter.

 (5) Includes 8,200 shares issuable upon exercise of options held by Mr. Destribats under the 1997 Plan, 51,250 shares held in the Destribats Family Trust where Mr. Destribats is the Trustee, 2,287 shares held jointly by Mr. Destribats and his spouse, 6,123 shares in the Yardville National Bank 401(K) plan, and 155,340 shares in the Yardville National Bank Employee Stock Ownership Plan Trust (the "ESOP") over which Mr. Destribats, as a trustee, shares voting rights with Mr. Ryan and Mr. Tylus.

 (6) Includes 26,908 shares held in the name of Anthony M, Giampetro, M.D., custodian for Anthony Giampetro, John Giampetro, and Celeste Giampetro, under the Pennsylvania Uniform Gift to Minors Act, 16,400 shares held in the name of Bellarmino-Giampetro Profit Sharing Fund, 24,190 shares held in the name of Bellarmino-Giampetro Pension Voluntary Contribution Plan and 1,312 shares issuable upon exercise of options held by Dr. Giampetro under the 1994 Plan.

 (7) Includes 54,696 shares held by Mr. Hofing's spouse, 10,791 shares held in the Hofing Family Limited Partnership and 4,592 shares issuable upon exercise of options held by Mr. Hofing under the 1994 Plan.

 (8) Includes 6,232 shares issuable upon exercise of options held by Mr. Kelly under the 1994 Plan.

 (9) Includes 9,977 shares issued upon the exercise of options held by Mr. Losch under the 1997 Plan, 1,284 shares in the Yardville National Bank 401(K) plan, and 17 shares held by Mr. Losch as custodian for his son.

(10) Includes 1,312 shares issuable upon exercise of options held by Mr. Lugossy under the 1994 Plan and 2,735 shares held jointly with Mr. Lugossy's wife.

(11) Includes 1,312 shares issuable upon exercise of options held by Mr. Matlack under the 1994 Plan, 6,199 shares held in the Matlack Family Trust where Mr. Matlack is a co-trustee, 12,013 shares in the Estate of Hannah Hendrickson and 123,823 shares in the Estate of Edward Hendrickson. Mr. Matlack is a co-executor of both estates.

(12) Includes 1,312 shares issuable upon exercise of options held by Mr. McDaniel, Jr. under the 1994 Plan and 800 shares held by Mr. McDaniel, Jr.'s spouse, (as to which Mr. McDaniel, Jr. disclaims beneficial ownership).

(13) Includes 26,900 shares issuable upon exercise of options held by Mr. Ryan under our 1988 Plan and the 1997 Plan, 1,858 shares in the Yardville National Bank 401(K) plan, 51 shares held by Mr. Ryan as custodian for Brendan Ryan and 155,340 shares in the ESOP over which Mr. Ryan, as a trustee, shares voting rights with Mr. Destribats and Mr. Tylus.

(14) Includes 1,312 shares issuable upon exercise of options held by Mr. Tylus under the 1994 Plan, 10,925 shares held jointly with Mr. Tylus's wife and 155,340 shares in the ESOP over which Mr. Tylus, as a trustee, shares voting rights with Mr. Destribats and Mr. Ryan.

(15) Includes 119,724 shares issuable upon exercise of options held by such persons as a group under the 1988 Plan, the 1994 Plan, and the 1997 Plan, and 155,340 ESOP shares over which Mr. Destribats, Mr. Ryan and Mr. Tylus have shared voting rights as trustees.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation and By-Laws. We have filed copies of the Restated Certificate of Incorporation and the By-Laws as exhibits to the registration statement of which this prospectus is a part.


Capital Stock

     We are authorized to issue 13,000,000 shares of stock, consisting of 12,000,000 shares of common stock and 1,000,000 shares of preferred stock, no par value per share, with presently unspecified rights. As of March 31, 1999, there were 5,131,914 shares of common stock outstanding, 1,640 shares issuable under stock options exercised in the first quarter of 1999, and 478,751 shares reserved for issuance upon exercise of outstanding stock options. No shares of preferred stock have been issued.


Preferred Stock

     Under the terms of our Restated Certificate of Incorporation, our Board of Directors may, without stockholder approval, issue shares of preferred stock from time to time. The Board of Directors may determine the relative rights, preferences and limitations of the preferred stock including, without limitation, stated value, dividend rights, rights to convert such shares into shares of another class or series (such as common stock or another class of series of preferred stock), voting rights, liquidation preference, redemption rights, division into classes and into series within any class or classes, sinking fund provisions and similar matters, and generally to determine all the characteristics of such preferred stock other than the total number of shares of preferred stock which the Board has authority to issue. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in YNB. We have no present plans to issue any shares of preferred stock.


Rights of Holders of Common Stock

     Dividend Rights. Subject to the rights of holders of shares, if any, having preferences with respect to dividends, the holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors. Dividends must be paid out of funds legally available for the payment of dividends. The only statutory limitation is that such dividends may not be paid when YNB is insolvent and may be paid only out of statutory surplus. In addition, funds for the payment of dividends by YNB must come primarily from the earnings of the Bank. As a practical matter, any dividend restrictions on the subsidiaries of YNB act as restrictions on the amount of funds available for the payment of dividends which can be paid by YNB itself. See the "Market for Common Stock and Dividends" section of this prospectus.

     Voting Rights. Each holder of common stock is entitled to one vote per share. The quorum for stockholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy.

     Provisions Regarding Certain Business Combinations. Article VIII of the Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote generally in the election of directors to approve certain mergers and other business combinations. Such business combinations include those involving YNB and any holder of 10% or more of the common stock (an "Interested Stockholder"). There are two exceptions to this provision. First, if a majority of the Board of Directors who are unaffiliated with an Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder approve the transaction, the supermajority stockholder vote is not required. Second, if certain minimum price, form of consideration and procedural requirements are met, the supermajority stockholder vote is not required.

     As of March 18, 1999, our directors and executive officers possessed sole or shared voting power with respect to approximately 22% of the outstanding common stock. The share ownership of our current directors and executive
officers as of March 18, 1999, will represent approximately      % of the
outstanding common
stock after the completion of this offering. In addition, as of March 18, 1999, our directors and officers had the right to acquire an additional 119,724 shares of common stock under options that are presently exercisable. See "Security Ownership of Management and Principal Stockholders." Consequently, the directors and executive officers, should they act together, possess sufficient voting power to significantly effect the vote on, and perhaps prevent, certain mergers and other business combinations.

     Election, Classification and Removal of Directors. Our Restated Certificate of Incorporation provides for a classified Board of Directors, with approximately one-third of the entire board being elected each year and with directors serving for terms of three years. Directors are elected by a plurality of votes cast. Holders of common stock do not have cumulative voting rights. Our By-Laws provide that any director, or the entire Board of Directors, may be removed at any time by our stockholders, with or without cause, but only by the affirmative vote of the holders of at least 80% of the shares entitled to vote for the election of directors. The effect of these provisions, coupled with the Board's authority to issue preferred stock, may be to deter hostile takeovers, to enhance the ability of current management to remain in control of YNB, and generally to make more difficult the acquisition of a controlling interest in YNB.

     Approval of Major Transactions. Except for mergers and certain business combinations with Interested Stockholders, we are able to amend our Restated Certificate of Incorporation (except as otherwise stated in that document), to merge or consolidate with other corporations, to make a bulk sale of our assets not in the regular course of business and to dissolve, if the majority of the votes cast at the stockholders meeting (at which a quorum is present) called for the purpose of considering any such action are cast in favor of the proposal.

     Liquidation Rights. In the event of liquidation, dissolution or winding up of YNB, holders of our common stock are entitled to receive equally and pro rata per share any assets distributable to stockholders, after payment of debts and liabilities and after the distribution to holders of any outstanding preferred stock or any other outstanding shares hereafter issued which have prior rights upon liquidation.

     Other Matters. Holders of common stock do not have preemptive rights or conversion rights with respect to any securities of YNB. Except in connection with certain business combinations and except as noted below, we can issue new shares of authorized but unissued common stock and/or preferred stock without stockholder approval.

     The bylaws of the National Association of Securities Dealers, Inc. governing the Nasdaq National Market, on which the common stock is quoted, require issuers to obtain stockholder approval for the issuance of secur-ities in connection with the acquisition of a business, company, assets, property, or securities representing such interests where the present or potential issuance of common stock or securities convertible into common stock could result in an increase of 20% or more in the outstanding shares of common stock. Accordingly, the future issuance of a series of preferred stock convertible into common stock may require stockholder approval under those rules.



Transfer Agent

     First City Transfer Company serves as the transfer agent of our issued and outstanding common stock.

                                 UNDERWRITING


     Legg Mason Wood Walker, Incorporated and Advest, Inc. have entered into an underwriting agreement with us to purchase shares of our common stock from us and to offer the shares to the public as described below. Legg Mason Wood Walker, Incorporated and Advest, Inc. are referred to below as the "underwriters." Subject to the terms of this underwriting agreement, each of the underwriters has agreed to purchase from us the number of shares of common stock shown opposite its name below.




Underwriters                                              Number of Shares of Common Stock
-------------------------------------------------------  ---------------------------------
         Legg Mason Wood Walker, Incorporated .........
         Advest, Inc ..................................
                                                                     ---------
            Total .....................................              1,400,000
                                                                     =========


     The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock depend on the satisfaction of certain conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that we have performed certain agreements that we have made with respect to this offering and that there is no material adverse change in the financial markets or our operations.

     The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such public
offering price less a selling concession not in excess of $     per share. The
underwriters may allow, and these dealers may re-allow, a concession not in
excess of $     per share to other brokers and dealers. After the commencement of the offering, the underwriters may change the offering price and other selling terms.

     In addition to the discounts and commissions shown on the cover page of this prospectus, we will reimburse the underwriters for their legal expenses in an amount not to exceed $75,000, and pay to the underwriters a fee of $100,000 for financial advisory services upon the consummation of this offering.

     We have granted to the underwriters an option to purchase up to an aggregate of 210,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until thirty days after the date of this prospectus. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the initial commitment of that underwriter as indicated in the preceding table, and we will be obligated to sell the shares of common stock to the underwriters in accordance with that over-allotment option.

     We have agreed that, without the prior consent of the underwriters, we will not directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into common stock for a period of 180 days after the date of this prospectus, except for the grant or exercise of options under our stock option plans or the issuance of our securities in connection with a merger, acquisition or similar transaction. All of our officers and directors and certain other shareholders have agreed that, without the prior written consent of the underwriters, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for such shares for a period ending 180 days after the date of this prospectus.


     At our request, the underwriters have reserved up to 163,000 shares of our common stock offered by this prospectus for sale to our directors, senior officers and certain stockholders of YNB at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

     Until the distribution of the common stock is completed, the rules of the Securities and Exchange Commission may limit the ability of the underwriters and dealers who participate in the selling group to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the common stock. These transactions may take place on the Nasdaq National Market and consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

     The underwriters may create a "short position" in the common stock in connection with the offering, which means that they may over-allot or sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position by such over-allotment, then the underwriters may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither we nor either of the underwriters makes any representation or prediction as to the direction or magnitude of any affect that the transactions described above may have on the price of the common stock. In addition, neither we nor either of the underwriters makes any representation that the underwriters will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with this offering, the underwriters, the selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock in accordance with the rules of the Securities and Exchange Commission during the five business days prior to the pricing of the offering before the commencement of offers and sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market makers bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered and certain other legal matters will be passed upon by the law firm of Pepper Hamilton LLP. Certain legal matters will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.


                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC, including YNB. You may also find copies of reports, proxy and information statements we file electronically with the SEC via a link to "Investor News" from our website at "http://www.yanb.com".

     We filed a Registration Statement on Form S-2 (the "Registration Statement") to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement.

     SEC regulations allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superseded by information that has been incorporated by reference from more recent documents.

     This prospectus incorporates by reference our Annual Report on Form 10-K for the Fiscal Year ended December 31, 1998, as amended, which we have previously filed with the SEC (File No. 0-26086). That document contains important information about us and our finances.

     You can obtain documents incorporated by reference through YNB and the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from us without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from YNB at the following address:

                              Mr. Stephen F. Carman
                              Secretary and Treasurer
                              Yardville National Bancorp
                              4569 South Broad Street
                              Yardville, NJ 08620
                              Telephone: (609) 585-5100

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                              Page
                                                                                             -----
Independent Auditors' Report .............................................................    F-2
Consolidated Statements of Condition as of December 31, 1998 and December 31, 1997 .......    F-3
Consolidated Statements of Income for Each of the Years in the Three-Year Period Ended
  December 31, 1998 ......................................................................    F-4
Consolidated Statements of Changes in Stockholders' Equity for Each of the Years in the
  Three-Year Period Ended December 31, 1998 ..............................................    F-5
Consolidated Statements of Cash Flows for Each of the Years in the Three-Year Period
  Ended December 31, 1998 ................................................................    F-6
Notes to Consolidated Financial Statements ...............................................    F-7

                         Independent Auditors' Report

The Board of Directors and Stockholders
Yardville National Bancorp:

     We have audited the accompanying consolidated statements of condition of Yardville National Bancorp and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yardville National Bancorp and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP


Princeton, New Jersey
January 22, 1999

                  Yardville National Bancorp and Subsidiaries

                     Consolidated Statements of Condition

                                                                                    December 31,
                                                                            -----------------------------
                                                                                 1998            1997
                                                                            -------------   -------------
                                                                             (in thousands, except share
                                                                                        data)
Assets:
Cash and due from banks .................................................     $  16,246       $  18,923
Federal funds sold ......................................................           280           1,500
                                                                              ---------       ---------
 Cash and Cash Equivalents ..............................................        16,526          20,423
                                                                              ---------       ---------
Interest bearing deposits with banks ....................................           733           2,219
Securities available for sale ...........................................       185,577         159,724
Investment securities (market value of $36,203 in 1998 and $26,848 in
 1997) ..................................................................        36,111          26,912
Loans ...................................................................       491,649         385,751
 Less: Allowance for loan losses ........................................        (6,768)         (5,570)
                                                                              ---------       ---------
 Loans, net .............................................................       484,881         380,181
Bank premises and equipment, net ........................................         6,251           5,192
Other real estate .......................................................         4,957           3,171
Other assets ............................................................        22,630          16,864
                                                                              ---------       ---------
 Total Assets ...........................................................     $ 757,666       $ 614,686
                                                                              =========       =========
Liabilities and Stockholders' Equity:
Deposits
 Non-interest bearing ...................................................     $  75,426       $  66,560
 Interest bearing .......................................................       444,217         356,384
                                                                              ---------       ---------
 Total Deposits .........................................................       519,643         422,944
                                                                              ---------       ---------
Borrowed funds
 Securities sold under agreements to repurchase .........................        87,120         100,050
 Federal Home Loan Bank advances ........................................        89,316          29,338
 Other ..................................................................         1,452           4,928
                                                                              ---------       ---------
 Total Borrowed Funds ...................................................       177,888         134,316
Company - obligated Mandatorily Redeemable Trust Preferred Securi-
 ties of Subsidiary Trust holding solely junior Subordinated Deben-
 tures of the Company ...................................................        11,500          11,500
Other liabilities .......................................................         7,879           6,181
                                                                              ---------       ---------
 Total Liabilities ......................................................     $ 716,910       $ 574,941
                                                                              ---------       ---------
Commitments and Contingent Liabilities
Stockholders' equity
 Preferred stock: no par value
   Authorized 1,000,000 shares, none issued .............................            --              --
 Common stock: no par value
   Authorized 12,000,000 shares
   Issued 5,138,474 shares in 1998 and 5,082,050 shares in 1997 .........        20,364          17,703
 Surplus ................................................................         2,205           2,205
 Undivided profits ......................................................        21,479          19,713
 Treasury stock, at cost, 170,300 shares ................................        (3,008)             --
 Accumulated other comprehensive income .................................          (284)            124
                                                                              ---------       ---------
   Total Stockholders' Equity ...........................................        40,756          39,745
                                                                              ---------       ---------
   Total Liabilities and Stockholders' Equity ...........................     $ 757,666       $ 614,686
                                                                              =========       =========

See Accompanying Notes to Consolidated Financial Statements.

                  Yardville National Bancorp and Subsidiaries

                       Consolidated Statements of Income



                                                                Year Ended December 31,
                                                      -------------------------------------------
                                                           1998            1997           1996
                                                      -------------   -------------   -----------
                                                       (in thousands, except per share amounts)
Interest Income:
Interest and fees on loans ........................     $  38,218       $  31,511      $ 25,731
Interest on deposits with banks ...................           175             107            98
Interest on securities available for sale .........        10,788           7,093         6,262
Interest on investment securities:
 Taxable ..........................................           783           1,277         1,536
 Exempt from Federal income tax ...................           626             400           396
Interest on Federal funds sold ....................           333             380           228
                                                        ---------       ---------      --------
 Total Interest Income ............................        50,923          40,768        34,251
                                                        ---------       ---------      --------
Interest Expense:
Interest on savings account deposits ..............         5,034           5,083         4,014
Interest on certificates of deposit of $100,000 or
 more .............................................         1,386           1,273           922
Interest on other time deposits ...................        12,152           9,759         7,138
Interest on borrowed funds ........................         8,756           4,761         4,967
Interest on trust preferred securities ............         1,064             224            --
                                                        ---------       ---------      --------
 Total Interest Expense ...........................        28,392          21,100        17,041
                                                        ---------       ---------      --------
 Net Interest Income ..............................        22,531          19,668        17,210
Less provision for loan losses ....................         1,975           1,125         1,640
                                                        ---------       ---------      --------
 Net Interest Income After Provision for Loan
  Losses ..........................................        20,556          18,543        15,570
                                                        ---------       ---------      --------
Non-Interest Income:
Service charges on deposit accounts ...............         1,246           1,174         1,153
Gains on sales of mortgages, net ..................            62              30            21
Securities gains (losses), net ....................           151              24          (136)
Other non-interest income .........................         1,543           1,316         1,075
                                                        ---------       ---------      --------
 Total Non-Interest Income ........................         3,002           2,544         2,113
                                                        ---------       ---------      --------
Non-Interest Expense:
Salaries and employee benefits ....................         8,115           7,446         6,629
Occupancy expense, net ............................         1,070             977           920
Equipment expense .................................         1,299           1,107           695
Other non-interest expense ........................         4,853           3,811         3,235
                                                        ---------       ---------      --------
 Total Non-Interest Expense .......................        15,337          13,341        11,479
                                                        ---------       ---------      --------
 Income before income tax expense .................         8,221           7,746         6,204
Income tax expense ................................         2,639           2,740         2,178
                                                        ---------       ---------      --------
 Net Income .......................................     $   5,582       $   5,006      $  4,026
                                                        =========       =========      ========
Earnings Per Share:
Basic .............................................     $    1.11       $    0.99      $   0.82
Diluted ...........................................     $    1.10       $    0.98      $   0.80

See Accompanying Notes to Consolidated Financial Statements.

                  Yardville National Bancorp and Subsidiaries

           Consolidated Statements of Changes in Stockholders' Equity

                                        Year Ended December 31, 1998, 1997 and
                                                        1996
                                        -------------------------------------
                                            Common        Common
                                            shares        stock      Surplus
                                        -------------  -----------  ---------
                                        (in thousands, except share amounts)
BALANCE, December 31, 1995 ...........    4,816,663     $ 16,409     $ 2,205
Net income ...........................
Unrealized loss -- securities
 available for sale, net of tax of
 $107,000 ............................
   Total comprehensive income ........
Cash dividends .......................
Common stock issued:
 Exercise of stock options ...........      130,958          562
 Exercise of warrants ................       34,727          275
                                          ---------     --------
BALANCE, December 31, 1996 ...........    4,982,348     $ 17,246     $ 2,205
Net income ...........................
Unrealized gain -- securities
 available for sale, net of tax of
 $83,000 .............................
   Total comprehensive income ........
Cash dividends .......................
Common stock issued:
 Exercise of stock options ...........       99,702          457
                                          ---------     --------
BALANCE, December 31, 1997 ...........    5,082,050     $ 17,703     $ 2,205
Net income ...........................
Unrealized loss -- securities
 available for sale, net of tax of
 $152,000 ............................
   Total comprehensive income ........
Cash dividends .......................
Common stock issued:
 Exercise of stock options ...........       56,424          294
 2.5% stock dividend .................                     2,367
Treasury shares acquired .............     (170,300)
                                          ---------
BALANCE, December 31, 1998 ...........    4,968,174     $ 20,364     $ 2,205
                                          =========     ========     =======



[RESTUBBED FROM PREVIOUS TABLE]

                                              Year Ended December 31, 1998, 1997 and 1996
                                        --------------------------------------------------------
                                                                       Accumulated
                                                                          other
                                          Undivided      Treasury     comprehensive
                                           profits        stock          income         Total
                                        ------------  -------------  --------------  -----------
                                                  (in thousands, except share amounts)
BALANCE, December 31, 1995 ...........    $ 12,997                      $   106       $ 31,717
Net income ...........................       4,026                                       4,026
Unrealized loss -- securities
 available for sale, net of tax of
 $107,000 ............................                                     (267)          (267)
                                                                                      --------
   Total comprehensive income ........                                                   3,759
                                                                                      --------
Cash dividends .......................      (1,083)                                     (1,083)
Common stock issued:
 Exercise of stock options ...........                                                     562
 Exercise of warrants ................                                                     275
                                                                                      --------
BALANCE, December 31, 1996 ...........    $ 15,940                      $  (161)      $ 35,230
Net income ...........................       5,006                                       5,006
Unrealized gain -- securities
 available for sale, net of tax of
 $83,000 .............................                                      285            285
                                                                                      --------
   Total comprehensive income ........                                                   5,291
                                                                                      --------
Cash dividends .......................      (1,233)                                     (1,233)
Common stock issued:
 Exercise of stock options ...........                                                     457
                                                                                      --------
BALANCE, December 31, 1997 ...........    $ 19,713                      $   124       $ 39,745
Net income ...........................       5,582                                       5,582
Unrealized loss -- securities
 available for sale, net of tax of
 $152,000 ............................                                     (408)          (408)
                                                                                      --------
   Total comprehensive income ........                                                   5,174
                                                                                      --------
Cash dividends .......................      (1,449)                                     (1,449)
Common stock issued:
 Exercise of stock options ...........                                                     294
 2.5% stock dividend .................      (2,367)
Treasury shares acquired .............                     (3,008)                      (3,008)
                                                           ------                     --------
BALANCE, December 31, 1998 ...........    $ 21,479      $  (3,008)      $  (284)      $ 40,756
                                          ========      =========       =======       ========

See Accompanying Notes to Consolidated Financial Statements.

                  Yardville National Bancorp and Subsidiaries
                     Consolidated Statements of Cash Flows



                                                                              Year Ended December 31,
                                                                    --------------------------------------------
                                                                         1998            1997           1996
                                                                    -------------   -------------   ------------
                                                                                   (in thousands)
Cash Flows from Operating Activities:
Net Income ......................................................    $    5,582      $    5,006      $   4,026
Adjustments:
 Provision for loan losses ......................................         1,975           1,125          1,640
 Depreciation ...................................................           942             832            666
 Amortization and accretion .....................................           943             467            555
 (Gain) loss on sales of securities available for sale ..........          (151)            (24)           136
 Writedown of other real estate .................................           463             532             69
 Loss on sale of other real estate ..............................             7              --             --
 Increase in other assets .......................................        (5,532)         (2,076)        (5,434)
 Increase in other liabilities ..................................         1,698           1,650          1,326
                                                                     ----------      ----------      ---------
   Net Cash Provided by Operating Activities ....................         5,927           7,512          2,984
                                                                     ----------      ----------      ---------
Cash Flows from Investing Activities:
 Net decrease (increase) in interest bearing deposits with
   banks ........................................................         1,486            (862)          (324)
 Purchase of securities available for sale ......................      (168,202)       (123,534)       (65,492)
 Maturities, calls and paydowns of securities available for
   sale .........................................................        93,346          45,928         23,475
 Proceeds from sales of securities available for sale ...........        47,725          11,740         45,864
 Proceeds from maturities and paydowns of investment
   securities ...................................................        11,081           4,757          4,355
 Purchase of investment securities ..............................       (20,436)           (528)          (452)
 Net increase in loans ..........................................      (109,188)        (57,984)       (86,915)
 Expenditures for bank premises and equipment ...................        (2,001)           (606)        (2,058)
 Proceeds from sale of other real estate ........................           257              --            533
 Capital improvements to other real estate ......................            --            (350)            --
                                                                     ----------      ----------      ---------
  Net Cash Used by Investing Activities .........................      (145,932)       (121,439)       (81,014)
                                                                     ----------      ----------      ---------
Cash Flows from Financing Activities:
 Net increase in non-interest bearing demand, money
   market, and savings deposits .................................        23,232          36,188         15,704
 Net increase in certificates of deposit ........................        73,467          22,311         45,769
 Net increase in borrowed funds .................................        43,572          47,977         21,118
 Proceeds from issuance of common stock .........................           294             457            837
 Treasury shares acquired .......................................        (3,008)             --             --
 Proceeds from issuance of trust preferred securities ...........            --          11,500             --
 Dividends paid .................................................        (1,449)         (1,233)        (1,083)
                                                                     ----------      ----------      ---------
   Net Cash Provided by Financing Activities ....................       136,108         117,200         82,345
                                                                     ----------      ----------      ---------
   Net (decrease) increase in cash and cash equivalents .........        (3,897)          3,273          4,315
   Cash and cash equivalents as of beginning of year ............        20,423          17,150         12,835
                                                                     ----------      ----------      ---------
Cash and Cash Equivalents as of End of Year .....................    $   16,526      $   20,423      $  17,150
                                                                     ==========      ==========      =========
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for: Interest .........................    $   25,714      $   19,239      $  16,338
Income taxes ....................................................         3,140           3,642          2,324

Supplemental Schedule of Non-cash Investing and Financing Activities:

The Corporation transferred from loans to other real estate, net of charge offs, $2,513, $2,958, and $372 in 1998, 1997, and 1996, respectively.

See Accompanying Notes to Consolidated Financial Statements.

            Notes to Consolidated Financial Statements Years ended

                       December 31, 1998, 1997, and 1996

1. Summary of Significant Accounting Policies


Business

     Yardville National Bancorp through its subsidiary Yardville National Bank (the Bank) provides a full range of services to individuals and corporate customers in Mercer County and contiguous counties. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities.


Basis of Financial Statement Presentation

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

     A. Consolidation. The consolidated financial statements include the accounts of Yardville National Bancorp and its subsidiaries, Yardville Capital Trust and the Bank and the Bank's wholly owned subsidiaries, the Yardville National Investment Corporation, Brendan, Nancy Beth, Jim Mary, Yardville Real Estate Corporation, and YNB Realty Inc. (collectively, the Corporation). All significant inter-company accounts and transactions have been eliminated.

     B. Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds are purchased or sold for one day periods.

     C. Securities. The Corporation's securities portfolio is classified into three separate portfolios: held to maturity, available for sale and trading. Securities classified as available for sale may be used by the Corporation as funding and liquidity sources and can be used to manage the Corporation's interest rate sensitivity position. These securities are carried at their estimated market value with their unrealized gains and losses carried, net of income tax, as adjustments to stockholders' equity. Amortization of premium or accretion of discount are recognized as adjustments to interest income, on a level yield basis. Gains and losses on disposition are included in earnings using the specific identification method.

     Investment securities are composed of securities that the Corporation has the positive intent and ability to hold to maturity. These securities are stated at cost, adjusted for amortization of premium or accretion of discount. The premium or discount adjustments are recognized as adjustments to interest income, on a level yield basis. Unrealized losses due to fluctuations in market value are recognized as investment security losses when a decline in value is assessed as being other than temporary.

     Trading securities are purchased specifically for short-term appreciation with the intent of selling in the near future. Trading securities are carried at fair value with realized and unrealized gains and losses reported in non-interest income.

     D. Loans. Interest on loans is recognized based upon the principal amount outstanding. Loans are stated at face value, less unearned income and net deferred fees. Generally, commercial loans are placed on a nonaccrual status when they are 90 days past due unless they are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal and interest is in doubt. Consumer loans are generally charged off after they become 120 days past due. Mortgage loans are not generally placed on a nonaccrual status unless the value of the real estate has deteriorated to the

            Notes to Consolidated Financial Statements Years ended

1. Summary of Significant Accounting Policies  -- (Continued)

point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt. Loan origination and commitment fees less certain costs are deferred and the net amount amortized as an adjustment to the related loan's yield. Loans held for sale are recorded at the lower of aggregate cost or market.

     E. Allowance for Loan Losses. The provision for loan losses charged to operating expense is determined by management and is based upon a periodic review of the loan portfolio, past experience, the economy, and other factors that may affect a borrower's ability to repay the loan. This provision is based on management's estimates, and actual losses may vary from these estimates. These estimates are reviewed and adjustments, as they become necessary, are reported in the periods in which they become known. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allow-ance may be necessary based on changes in economic conditions, particularly in New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses and the valuation of other real estate. Such agencies may require the Corporation to recognize additions to the allowance or adjustments to the carrying value of other real estate based on their judgments about information available to them at the time of their examination.

     Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the collateral. Impairment losses are included in the allowance for loan losses through provisions charged to income.

     F. Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets (buildings 25 to 50 years, furniture and fixtures 7 to 10 years). Charges for maintenance and repairs are expensed as they are incurred.

     G. Other Real Estate (O.R.E.). O.R.E. comprises real properties acquired through foreclosure or deed in lieu of foreclosure in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated disposal costs at the date acquired. When a property is acquired, the excess of the loan balance over the fair value is charged to the allowance for loan losses. Any subsequent writedowns that may be required to the carrying value of the property are included in other non-interest expense. Gains realized from the sales of other real estate are included in other non-interest income, while losses are included in non-interest expense.

     H. Federal Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period of the enactment date.

     I. Stock Based Compensation. The Corporation applies Accounting Principles Board (APB) Opinion 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Pro forma disclosures, as required by SFAS 123, "Accounting for Stock Based Compensation," have been included for awards granted after January 1, 1995 (see note 10).

     J. Earnings Per Share. On March 25, 1998, the Board of Directors of the Corporation approved a 2.5% stock dividend payable on April 21, 1998 to shareholders of record April 7, 1998. On December 23, 1997, the Board of Directors of the Corporation approved a two-for-one stock split effected in the form of a stock dividend payable on January 20, 1998 to shareholders of record January 5, 1998. All share data has been adjusted to reflect these two actions.

            Notes to Consolidated Financial Statements Years ended

1. Summary of Significant Accounting Policies  -- (Continued)

     Basic net income per common share is calculated by dividing net income, less the dividends on preferred stock, if any, by the weighted average common shares outstanding during the period.

     Diluted net income per common share is computed similar to that of basic net income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally stock options, were issued during the reporting period.

     Weighted average shares for the basic net income per share computation for the year ended December 31, 1998, 1997, and 1996 were 5,017,000, 5,052,000, and
4,938,000, respectively. For the diluted net income per share computation common stock equivalents of 42,000, 65,000, and 102,000 are included for the years ended December 31, 1998, 1997, and 1996, respectively.

     K. Comprehensive Income. On January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholders' equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Corporation's financial postition or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. The unrealized holding gains (losses) that arise during a year are equal to the net unrealized gains (losses) on securities available for sale included in total comprehensive income in the consolidated statements of changes in stockholders' equity plus a reclassification adjustment for gains (losses) realized in income. This reclassification adjustment is equal to the security gains (losses) included in the consolidated statements of income for all years presented.

2. Cash and Due From Banks
     The Corporation maintains various deposits with other banks. As of December 31, 1998 and 1997, the Corporation maintained sufficient cash on hand to satisfy Federal regulatory requirements.

3. Securities
     The amortized cost and estimated market value of securities available for sale are as follows:



                                                 December 31,
                             ----------------------------------------------------
                                                     1998
                             ----------------------------------------------------
                                              Gross         Gross      Estimated
                              Amortized    Unrealized    Unrealized      Market
                                 Cost         Gains        Losses        Value
                             -----------  ------------  ------------  -----------
                                                (in thousands)
U.S. Treasury securities
 and obligations of
 other U.S. govern-
 ment agencies ............   $  55,051       $ 149       $ (161)      $  55,039
Mortgage-backed
 securities ...............     120,410         157         (581)        119,986
Corporate obligations .....       2,867           8             (8)        2,867
Federal Reserve Bank
 Stock ....................         812          --           --             812
Federal Home Loan
 Bank Stock ...............       6,873          --           --           6,873
                              ---------       -----       --------     ---------
Total .....................   $ 186,013       $ 314       $ (750)      $ 185,577
                              =========       =====       ========     =========



                                                 December 31,
                             -----------------------------------------------------
                                                     1997
                             -----------------------------------------------------
                                              Gross         Gross       Estimated
                              Amortized    Unrealized    Unrealized      Market
                                 Cost         Gains        Losses         Value
                             -----------  ------------  ------------  ------------
                                                (in thousands)
U.S. Treasury securities
 and obligations of
 other U.S. govern-
 ment agencies ............   $  62,465       $ 117        $ (42)      $  62,540
Mortgage-backed
 securities ...............      91,193         329         (206)         91,316
Corporate obligations .....       3,297          15             (6)        3,306
Federal Reserve Bank
 Stock ....................         587          --           --             587
Federal Home Loan
 Bank Stock ...............       1,975          --           --           1,975
                              ---------       -----        -----       ---------
Total .....................   $ 159,517       $ 461         (254)      $ 159,724
                              =========       =====        =====       =========

            Notes to Consolidated Financial Statements Years ended

3. Securities  -- (Continued)

     The amortized cost and estimated market value of investment securities are as follows:



                                                  December 31,
                              ----------------------------------------------------
                                                      1998
                              ----------------------------------------------------
                                               Gross         Gross      Estimated
                               Amortized    Unrealized    Unrealized      Market
                                  Cost         Gains        Losses        Value
                              -----------  ------------  ------------  -----------
                                                 (in thousands)
Obligations of other U.S.
 government agencies           $  4,994        $  --       $   (59)     $  4,935
Obligations of state and
 political subdivisions          20,773          302           (93)       20,982
Mortgage-backed securities       10,344           --           (58)       10,286
                               --------        -----       -------      --------
Total                          $ 36,111        $ 302       $  (210)     $ 36,203
                               ========        =====       =======      ========



                                                 December 31,
                              ---------------------------------------------------
                                                     1997
                              ---------------------------------------------------
                                               Gross         Gross      Estimated
                               Amortized    Unrealized    Unrealized     Market
                                  Cost         Gains        Losses        Value
                              -----------  ------------  ------------  ----------
                                                (in thousands)
Obligations of other U.S.
 government agencies           $     --        $  --       $    --      $     --
Obligations of state and
 political subdivisions           8,819          138            --         8,957
Mortgage-backed securities       18,093           --          (202)       17,891
                               --------        -----       -------      --------
Total                          $ 26,912        $ 138          (202)     $ 26,848
                               ========        =====       =======      ========

     The amortized cost and estimated market value of securities available for sale and investment securities as of December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities available for sale

                                                              Estimated
                                                Amortized      Market
                                                   Cost         Value
                                               -----------   ----------
                                                    (in thousands)
Due in 1 year or less ......................    $   2,999     $  3,010
Due after 1 year through 5 years ...........        8,953        8,995
Due after 5 years through 10 years .........       35,000       34,972
Due after 10 years .........................       18,651       18,614
                                                ---------     --------
 Subtotal ........................ .........       65,603       65,591
Mortgage-backed securities .................      120,410      119,986
                                                ---------     --------
Total ......................................    $ 186,013     $185,577
                                                =========     ========

Investment securities



                                                              Estimated
                                                Amortized      Market
                                                   Cost         Value
                                               -----------   ----------
                                                    (in thousands)
Due after 1 year through 5 years ...........    $  3,812      $  3,888
Due after 5 years through 10 years .........       4,676         4,761
Due after 10 years .........................      17,279        17,268
                                                --------      --------
 Subtotal ........................ .........      25,767        25,917
Mortgage-backed securities .................      10,344        10,286
                                                --------      --------
Total ......................................    $ 36,111      $ 36,203
                                                ========      ========

     Proceeds from sale of available for sale securities during 1998, 1997, and 1996 were $47,725,000, $11,740,000 and $45,864,000, respectively. Gross gains of $242,000, $24,000 and $43,000 were realized on those sales in 1998, 1997, and 1996, respectively. Gross losses of $91,000 and $179,000 were realized on those sales in 1998 and 1996, respectively. There were no losses in 1997.

            Notes to Consolidated Financial Statements Years ended

3. Securities  -- (Continued)

     Securities with a carrying value of approximately $164,358,000 as of December 31, 1998 were pledged to secure public deposits and for other purposes as required or permitted by law. As of December 31, 1998, Federal Home Loan Bank (FHLB) stock with a carrying value of $6,873,000 was held by the Corporation as required by the FHLB.

4. Loans and Allowance for Loan Losses
     The following table shows comparative year-end detail of the loan portfolio:

                                                     December 31,
                                              --------------------------
                                                  1998           1997
                                              ------------   -----------
                                                    (in thousands)
Commercial and industrial loans ...........    $ 133,263      $  88,228
Real estate loans -- mortgage .............      283,739        244,058
Real estate loans -- construction .........       38,386         28,182
Consumer loans ............................       24,531         18,519
Other loans ...............................       11,730          6,764
                                               ---------      ---------
Total loans ...............................    $ 491,649      $ 385,751
                                               =========      =========

     Residential mortgage loans held for sale amounted to $3,084,000 and $2,773,000 as of December 31, 1998 and 1997, respectively. These loans are accounted for at the lower of aggregate cost or market value and are included in the table above.

     The Corporation originates and sells mortgage loans to Freddie Mac and FNMA. Generally, servicing on such loans is retained by the Corporation. As of December 31, 1998 and 1997, loans serviced for Freddie Mac were $33,476,000 and $39,025,000, respectively. Loans serviced for FNMA were $10,503,000 and $5,114,000, respectively, as of December 31, 1998 and 1997.

     The Corporation has extended credit in the ordinary course of business to directors, officers, and their associates on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers of the Corporation.

     The following table summarizes activity with respect to such loans:

                                            Year Ended December 31,
                                            -----------------------
                                               1998         1997
                                            ----------   ----------
                                                (in thousands)
Balance as of beginning of year .........    $ 6,387      $ 3,330
Additions ...............................      3,347        5,399
Repayments and resignations .............      4,029        2,342
                                             -------      -------
Balance as of end of year ...............    $ 5,705      $ 6,387
                                             =======      =======

     The majority of the Corporation's business is with customers located within Mercer County, New Jersey and contiguous counties. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of real estate are subject to changes in the region's economic environment and real estate market. A portion of the total portfolio is secured by real estate. The principal areas of exposure are construction and development loans, which are primarily commercial and residential projects, and commercial mortgage loans. Commercial mortgage loans are completed projects and are generally owner-occupied, creating cash flow.

            Notes to Consolidated Financial Statements Years ended

4. Loans and Allowance for Loan Losses -- (Continued)

     Changes in the allowance for loan losses are as follows:

                                                  Year Ended December 31,
                                            ------------------------------------
                                               1998         1997         1996
                                            ----------   ----------   ----------
                                                       (in thousands)
Balance as of beginning of year .........    $ 5,570      $ 4,957      $ 3,677
Loans charged off .......................       (843)        (574)        (399)
Recoveries of loans charged off .........         66           62           39
                                             -------      -------      -------
Net charge offs .........................       (777)        (512)        (360)
Provision charged to operations .........      1,975        1,125        1,640
                                             -------      -------      -------
Balance as of end of year ...............    $ 6,768      $ 5,570      $ 4,957
                                             =======      =======      =======

     The detail of loans charged off is as follows:



                                                 Year Ended December 31,
                                              -----------------------------
                                                1998       1997       1996
                                              --------   --------   -------
                                                     (in thousands)
Commercial and industrial .................    $ 547      $ 212      $  --
Real estate loans -- mortgage .............       --        161         72
Real estate loans -- construction .........       --         --         75
Consumer loans ............................      296        201        252
                                               -----      -----      -----
Total .....................................    $ 843      $ 574      $ 399
                                               =====      =====      =====

     Nonperforming assets include nonperforming loans and other real estate. The nonperforming loan category includes loans on which accrual of interest has been discontinued with subsequent interest payments credited to income as received and loans 90 days past due or greater on which interest is still accruing. Nonperforming loans as a percentage of total loans were 0.79% as of December 31, 1998 and 1.38% as of December 31, 1997.


     A summary of nonperforming assets follows:

                                                    December 31,
                                                 -------------------
                                                   1998       1997
                                                 --------   --------
                                                   (in thousands)
Nonaccruing loans:
   Commercial and industrial loans ...........    $  232     $  515
   Real estate loans -- mortgage .............       570        384
   Real estate loans -- construction .........       684      2,106
   Consumer loans ............................        31         38
   Other loans ...............................       529        312
                                                  ------     ------
Total nonaccruing loans ......................    $2,046     $3,355
                                                  ------     ------
Restructured loans ...........................    $  634     $  969
                                                  ------     ------
Past due 90 days or more:
 Real estate loans -- mortgage ...............    $1,093     $  886
 Consumer loans ..............................       100        105
                                                  ------     ------
 Total past due 90 days or more ..............     1,193        991
                                                  ------     ------
 Total nonperforming loans ...................     3,873      5,315
 Other real estate ...........................     4,957      3,171
                                                  ------     ------
 Total nonperforming assets ..................    $8,830     $8,486
                                                  ======     ======

            Notes to Consolidated Financial Statements Years ended

4. Loans and Allowance for Loan Losses -- (Continued)

     The Corporation has defined the population of impaired loans to be all nonaccrual commercial loans. Impaired loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, including residential mortgage and consumer loans, are specifically excluded from the impaired loan portfolio.

     The recorded investment in loans receivable for which an impairment has been recognized as of December 31, 1998 and 1997 was $2,438,000 and $4,213,000, respectively. The related allowance for loan losses on these loans as of December 31, 1998 and 1997 was $519,000 and $716,000, respectively. The average recorded investment in impaired loans during 1998 and 1997 was $3,252,000 and $5,485,000, respectively. There was no interest income recognized on impaired loans in 1998 or 1997.

     Additional income before income taxes amounting to approximately $249,000 in 1998, $254,000 in 1997, and $351,000 in 1996 would have been recognized if interest on all loans had been recorded based upon original contract terms.

     There were two restructured loans to one borrower as of December 31, 1998 and 1997.

5. Bank Premises and Equipment

     The following table represents comparative information for premises and equipment:



                                                  December 31,
                                             -----------------------
                                                1998         1997
                                             ----------   ----------
                                                 (in thousands)
Land and improvements ....................    $   773      $   528
Buildings and improvements ...............      4,413        4,308
Furniture and equipment ..................      7,373        5,722
                                              -------      -------
Total ....................................     12,559       10,558
Less accumulated depreciation ............      6,308        5,366
                                              -------      -------
Bank premises and equipment, net .........    $ 6,251      $ 5,192
                                              =======      =======

6. Deposits

     Total deposits consist of the following:



                                                             December 31,
                                                       -------------------------
                                                           1998          1997
                                                       -----------   -----------
                                                            (in thousands)
Non-interest bearing demand deposits ...............    $  75,426     $ 66,560
Interest bearing demand deposits ...................       51,672       44,520
Money market deposits ..............................       44,661       39,937
Savings deposits ...................................       77,537       75,047
Certificates of deposit of $100,000 and over .......       29,525       21,556
Other time deposits ................................      240,822      175,324
                                                        ---------     --------
Total ..............................................    $ 519,643     $422,944
                                                        =========     ========

            Notes to Consolidated Financial Statements Years ended

6. Deposits  -- (Continued)

     A summary of certificates of deposit by maturity is as follows:

                                       December 31,
                                ---------------------------
                                    1998           1997
                                ------------   ------------
                                      (in thousands)
Within one year .............    $ 190,259      $ 141,183
One to two years ............       55,702         34,522
Two to three years ..........        9,935         13,327
Three to four years .........        9,340          5,366
Four to five years ..........        5,111          2,482
                                 ---------      ---------
Total .......................    $ 270,347      $ 196,880
                                 =========      =========

7. Borrowed Funds

     Borrowed funds include securities sold under agreements to repurchase and Federal Home Loan Bank (FHLB) advances. Other borrowed funds consist of Federal funds purchased and Treasury tax and loan deposits.

     The following table presents comparative data related to borrowed funds of the Corporation as of and for the years ended December 31, 1998, 1997, and 1996.

                                                                           December 31,
                                                           ---------------------------------------------
                                                                1998            1997            1996
                                                           -------------   -------------   -------------
                                                                      (dollars in thousands)
Securities sold under agreements to repurchase .........     $  87,120       $ 100,050       $  64,185
FHLB advances ..........................................        89,316          29,338          20,813
Other ..................................................         1,452           4,928           1,341
                                                             ---------       ---------       ---------
Total ..................................................     $ 177,888       $ 134,316       $  86,339
                                                             =========       =========       =========
Maximum amount outstanding at any month end ............     $ 182,354       $ 134,316       $ 105,577
Average interest rate on year end balance ..............          5.25%           5.94%           5.72%
Average amount outstanding during the year .............     $ 158,106       $  84,492       $  87,065
Average interest rate for the year .....................          5.54%           5.63%           5.70%

     The following is a summary of securities sold under agreements to repurchase and their expected maturities as of December 31, 1998:



                            (in thousands)
                           ---------------
Up to 30 days ..........       $  6,320
30 to 90 days ..........          9,400
Over 90 days ...........         71,400
                               --------
Total ..................       $ 87,120
                               ========

     The outstanding amount includes $61,500,000 in callable repurchase agreements with maturities ranging from five to ten years and call dates of one to two years. Due to the call provisions, expected maturities could differ from contractual maturities.

            Notes to Consolidated Financial Statements Years ended

7. Borrowed Funds  -- (Continued)

     The FHLB advances as of December 31, 1998 mature as follows:



                                       (in thousands)
                                      ---------------
Within one year ...................       $  1,000
Over two to three years ...........            784
Over three to four years ..........             32
Over five years ...................         87,500
                                          --------
Total .............................       $ 89,316
                                          ========

     The outstanding amount includes $83,500,000 in callable advances with ten year maturities and call dates of one to five years. Due to the call provisions, expected maturities could differ from contractual maturities.

     Interest expense on borrowed funds is comprised of the following:



                                                                Year Ended December 31,
                                                           ---------------------------------
                                                              1998        1997        1996
                                                           ---------   ---------   ---------
                                                                    (in thousands)
Securities sold under agreements to repurchase .........    $5,851      $3,627      $3,792
FHLB advances ..........................................     2,816       1,081       1,116
Other ..................................................        89          53          59
                                                            ------      ------      ------
Total ..................................................    $8,756      $4,761      $4,967
                                                            ======      ======      ======

8. Company-obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding solely junior Subordinated Debentures of the Company (Trust Preferred Securities)

     On October 16, 1997, Yardville Capital Trust (the Trust), a statutory business trust, and a wholly owned subsidiary of Yardville National Bancorp, issued $11,500,000 of 9.25% Trust Preferred Securities to the public and $356,000 of 9.25% Common Securities to Yardville National Bancorp. Proceeds from the issuance of the Trust Preferred Securities were immediately used by the Trust to purchase $11,856,000 of 9.25% Subordinated Debentures maturing November 1, 2027 from Yardville National Bancorp. The Trust exists for the sole purpose of issuing Trust Preferred Securities and investing the proceeds into Subordinated Debentures of Yardville National Bancorp. These Subordinated Debentures constitute the sole assets of the Trust. These Subordinated Debentures are redeemable in whole or part prior to maturity after November 1, 2002. The Trust is obligated to distribute all proceeds of a redemption, whether voluntary or upon maturity, to holders of the Trust Preferred Securities. Yardville National Bancorp's obligation with respect to the Trust Preferred Securities and the Subordinated Debentures, when taken together, provide a full and unconditional guarantee on a subordinated basis by Yardville National Bancorp of the Trust's obligations to pay amounts when due on the Trust Preferred Securities.

            Notes to Consolidated Financial Statements Years ended

9. Income Taxes

     Income taxes reflected in the consolidated financial statements for 1998, 1997, and 1996 are as follows:

                                                                 Year Ended December 31,
                                                          -------------------------------------
                                                              1998         1997         1996
                                                          -----------   ----------   ----------
                                                                     (in thousands)
Statements of Income:
Federal:
 Current ..............................................     $ 2,625      $ 2,440      $ 2,281
 Deferred .............................................        (358)        (294)        (521)
State:
 Current ..............................................         512          675          560
 Deferred .............................................        (140)         (81)        (142)
                                                            -------      -------      -------
Total tax expense .....................................     $ 2,639      $ 2,740      $ 2,178
                                                            =======      =======      =======
Statements of Condition:
Deferred tax on securities available for sale .........     $  (236)     $   190      $  (178)
                                                            =======      =======      =======

     Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences which give rise to a significant portion of deferred tax assets and liabilities for 1998 and 1997 are as follows:


                                                                  December 31,
                                                             -----------------------
                                                                1998         1997
                                                             ----------   ----------
                                                                 (in thousands)
Deferred tax assets:
Deferred loan fees .......................................    $    58      $    38
Allowance for loan losses ................................      2,462        1,965
Writedown of basis of O.R.E. properties ..................        118           22
Deferred income ..........................................         16            2
Nonaccrual loans .........................................         --           40
Net state operating loss carryforwards ...................         52           --
Unrealized loss on securities available for sale .........        152           --
Deferred compensation ....................................        474          458
                                                              -------      -------
Total deferred tax assets ................................    $ 3,332      $ 2,525
                                                              -------      -------
Valuation allowance ......................................        (78)         (78)
                                                              -------      -------
Deferred tax liabilities:
Unrealized gain on securities available for sale .........         --          (83)
Deferred income ..........................................       (168)          --
Unamortized discount accretion ...........................        (75)         (71)
Depreciation .............................................       (166)        (195)
Other ....................................................        (13)          --
                                                              -------      -------
Net deferred tax assets ..................................    $ 2,832      $ 2,098
                                                              =======      =======

     The Corporation has established the valuation allowance against certain temporary differences. The Corporation is not aware of any factors which would generate significant differences between taxable income and pre-tax accounting income in future years except for the effects of the reversal of current or future net deductible temporary differences. Management believes, based upon current information, that it is more likely than not that there will be sufficient taxable income through carryback to prior years to realize the net deferred tax asset. However, there can be no assurance regarding the level of earnings in the future.

            Notes to Consolidated Financial Statements Years ended

9. Income Taxes  -- (Continued)

     A reconciliation of the tax expense computed by multiplying pre-tax accounting income by the statutory Federal income tax rate of 34% is as follows:




                                                             Year Ended December 31,
                                                       ------------------------------------
                                                          1998         1997         1996
                                                       ----------   ----------   ----------
                                                                  (in thousands)
Income tax expense at statutory rate ...............    $ 2,795      $ 2,634      $ 2,105
State income taxes, net of Federal benefit .........        245          392          276
Changes in taxes resulting from:
 Tax exempt interest ...............................       (239)        (155)        (122)
 Tax exempt income .................................       (227)        (184)        (142)
 Non-deductible expenses ...........................         65           53           61
                                                        -------      -------      -------
Total ..............................................    $ 2,639      $ 2,740      $ 2,178
                                                        =======      =======      =======

10. Benefit Plans


Retirement Savings Plan

     The Corporation has a 401(K) plan which covers substantially all employees with one or more years of service. The plan permits all eligible employees to make basic contributions to the plan up to 12% of base compensation. Under the plan, the Corporation provided a matching contribution of 50% in 1998, 1997, and 1996 up to 6% of base compensation. Employer contributions to the plan amounted to $107,000 in 1998, $93,000 in 1997, and $83,000 in 1996.


Postretirement Benefits

     In 1997, the Corporation modified its postretirement benefits plan. The Corporation provides additional postretirement benefits, namely life and health insurance, to retired employees over the age of 62 who have completed 15 years of service. The plan calls for retirees to contribute a portion of the cost of providing these benefits in relation to years of service.

     The cost of retiree health and life insurance benefits is recognized over the employees' period of service. There were no periodic postretirement benefit costs under SFAS 106 in 1998. Those costs were $64,000 and $205,000 in 1997 and 1996, respectively. The actuarial present value of benefit obligations was $604,000 in 1998, and $568,000 in 1997.


Stock Option Plans

     The Corporation maintains stock option plans for both officers and directors. The purpose of these plans is to assist the Corporation in attracting and retaining highly qualified officers and directors and to provide such with incentive to contribute to the growth and development of the Corporation.

     These options are intended to be either incentive or non-qualified stock options. Options have been granted to purchase common stock at the fair value of the stock at the date of grant. A committee appointed by the Board of Directors sets the vesting schedule and terms of stock options.

            Notes to Consolidated Financial Statements Years ended

10. Benefit Plans  -- (Continued)


                                                                    Weighted average
                                                         Shares      exercise price
                                                       ---------   -----------------
Balance, December 31, 1995 .........................    333,202        $   4.26
                                                        -------        --------
Shares:
 Granted ...........................................      6,560            7.68
 Exercised .........................................    130,958            4.30
 Expired ...........................................      7,403            5.00
                                                        -------        --------
Balance, December 31, 1996 .........................    201,401        $   4.32
                                                        -------        --------
Shares:
 Granted ...........................................     29,930           10.64
 Exercised .........................................     99,702            4.64
 Expired ...........................................      1,322            4.95
                                                        -------        --------
Balance, December 31, 1997 .........................    130,307        $   5.52
                                                        -------        --------
Shares:
 Granted ...........................................    419,288           17.20
 Exercised .........................................     57,575            5.03
 Expired ...........................................      1,529            8.43
                                                        -------        --------
Balance, December 31, 1998 .........................    490,491        $  15.55
                                                        =======        ========
Shares exercisable as of December 31, 1998 .........     64,862        $   5.38

     The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997, and 1996, respectively: (1) an expected annual dividend rate of $0.32, $0.28, and $0.23. (2) risk free rate of 5.6%, 5.5%, and 5.2%. (3) expected life of approximately 5 years in 1998, and 1 year for 1997 and 1996.

     The Corporation applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements.

     Had the Corporation determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Corporation's 1998, 1997, and 1996 net income would have been reduced to the pro forma amounts indicated below:

                             1998           1997           1996
                         ------------   ------------   ------------
                                       (in thousands)
Net income:
 As reported .........     $  5,582       $  5,006       $  4,026
 Pro forma ...........        3,567          4,976          4,021
Earnings per share:
Basic:
 As reported .........     $   1.11       $   0.99       $   0.82
 Pro forma ...........         0.71           0.99           0.81
Diluted:
 As reported .........     $   1.10       $   0.98       $   0.80
 Pro forma ...........         0.71           0.97           0.80

     Benefit Plans. The Corporation has a salary continuation plan for key executives and a director deferred compensation plan for its board members. The plans provide for yearly retirement benefits to be paid over a specified period. The present value of the benefits accrued under these plans as of December 31, 1998 and 1997

            Notes to Consolidated Financial Statements Years ended

10. Benefit Plans  -- (Continued)

is approximately $493,000 and $342,000, respectively, and is included in other liabilities in the accompanying consolidated statements of condition. Compensation expense of approximately $138,000, $120,000, and $120,000 is included in the accompanying consolidated statements of income for the years ended December 31, 1998, 1997, and 1996, respectively.

     In connection with the benefit plans, the Corporation has purchased life insurance policies on the lives of the executives and directors. The Corporation is the owner and beneficiary of the policies. The cash surrender values of the policies are approximately $9,595,000 and $5,797,000 as of December 31, 1998 and 1997, respectively, and are included in other assets in the accompanying consolidated statements of condition.

     The Corporation implemented an officer group term replacement plan for divisional officers in 1996. This plan replaces group term life insurance for these officers. This plan is funded through life insurance policies purchased by the Corporation. This plan is a split dollar plan; therefore, the policy interests are divided between the bank and the employee. The death benefits over and above the cash surrender of the life insurance policy, if any, are endorsed to the beneficiary of the executive. The cash surrender value of the policies is approximately $4,192,000 and $3,441,000 as of December 31, 1998 and 1997, and is included in other assets in the accompanying consolidated statements of condition.

11. Common Stock
     On October 28, 1997, the Corporation's Board of Directors authorized the repurchase of up to 172,000 shares in aggregate of the Corporation's common stock. There were no shares repurchased in 1997. At various times in 1998, the Corporation repurchased shares totaling 170,300 at an average price of $17.67.

12. Other Non-Interest Expense
     Other non-interest expense included the following:


                                                        Year Ended December 31,
                                                     ------------------------------
                                                       1998       1997       1996
                                                     --------   --------   --------
                                                             (in thousands)
Audit and examination fees .......................    $  306     $  227     $  216
Attorneys' fees ..................................       379        373        153
O.R.E. expenses ..................................       573        378        163
Outside services and processing ..................       328        332        325
Stationery and supplies ..........................       403        347        388
Communication and postage ........................       434        373        354
FDIC insurance premium ...........................        53         47          1
Insurance (other) ................................       101        127        102
Marketing ........................................       747        575        522
Amortization of trust preferred expenses .........       160         27         --
Other ............................................     1,369      1,005      1,011
                                                      ------     ------     ------
   Total .........................................    $4,853     $3,811     $3,235
                                                      ======     ======     ======


13. Other Commitments and Contingent Liabilities


     The Corporation enters into a variety of financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit and letters of credit, both of which involve, to varying degrees, elements of risk in excess of the amount recognized in the consolidated financial statements.

     Credit risk, the risk that a counterparty of a particular financial instrument will fail to perform, is the contract amount of the commitments to extend credit and letters of credit. The credit risk associated with these

            Notes to Consolidated Financial Statements Years ended

13. Other Commitments and Contingent Liabilities  -- (Continued)

financial instruments is essentially the same as that involved in extending loans to customers. Credit risk is managed by limiting the total amount of arrangements outstanding and by applying normal credit policies to all activities with credit risk. Collateral is obtained based on management's credit assessment of the customer.

     The contract amounts of off-balance sheet financial instruments as of December 31, 1998 and 1997 for commitments to extend credit were $114,077,000 and $77,943,000, respectively. For standby letters of credit, the contract amounts were $8,208,000 and $6,501,000, respectively.

     Many such commitments to extend credit may expire without being drawn upon, and therefore, the total commitment amounts do not necessarily represent future cash flow requirements.

     The Corporation maintains lines of credit with the FHLB and four of its correspondent banks. There were approximately $28,700,000 in lines of credit available as of December 31, 1998. The Corporation maintains repurchase agreement lines of credit with two brokerage firms. There were approximately $108,230,000 in lines available at December 31, 1998.

     The Corporation leases its banking offices in Ewing Township, East Windsor Township, Trenton, Hamilton Square, Pennington, and its Telephone Help Center. In 1998, the Corporation began paying rent on a future branch site in Newtown Township, Pennsylvania. In addition, the Corporation signed a lease for a new corporate headquarters building to be located in Hamilton Township. It is anticipated that rental payments will begin in the third quarter of 1999. Total lease rental expense was $298,234, $236,912 and $186,305 for the years ended December 31, 1998, 1997, and 1996, respectively. Minimum rentals under the terms of these leases are approximately $621,000 in 1999, $1,100,000 in 2000, and $1,200,000 for years 2001 through 2003.

     The Corporation and the Bank are party, in the ordinary course of business, to litigation involving collection matters, contract claims and other miscellaneous causes of action arising from their business. Management does not consider that any such proceedings depart from usual routine litigation, and in its judgment, the Corporation's consolidated financial position or results of operations will not be affected materially by the final outcome of any pending legal proceedings.

14. Regulatory Matters

     The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

            Notes to Consolidated Financial Statements Years ended

14. Regulatory Matters  -- (Continued)

     The following table presents the Corporation's and Bank's actual capital amounts and ratios:




                                                                              Per Regulatory Guidelines
                                                      --------------------------------------------------------------------------
                                                              Actual                   Minimum             "Well Capitalized"
                                                      -----------------------   ----------------------   -----------------------
                                                        Amount        Ratio       Amount       Ratio       Amount        Ratio
                                                      ----------   ----------   ----------   ---------   ----------   ----------
                                                                                (dollars in thousands)
As of December 31, 1998:
Corporation
 Total capital (to risk-weighted assets) ..........    $59,151         11.2%     $42,394         8.0%     $52,993         10.0%
 Tier I capital (to risk-weighted assets) .........     52,531          9.9       21,197         4.0       31,796          6.0
 Tier I capital (to average assets) ...............     52,531          7.7       27,367         4.0       34,208          5.0

Bank ..............................................
 Total capital (to risk-weighted assets) ..........    $57,590         10.8%     $42,500         8.0%     $53,125         10.0%
 Tier I capital (to risk-weighted assets) .........     50,948          9.6       21,250         4.0       31,875          6.0
 Tier I capital (to average assets) ...............     50,948          8.5       27,251         4.0       34,064          5.0

As of December 31, 1997:
Corporation
 Total capital (to risk-weighted assets) ..........    $56,341         13.5%     $33,414         8.0%     $41,767         10.0%
 Tier I capital (to risk-weighted assets) .........     51,116         12.2       16,707         4.0       25,060          6.0
 Tier I capital (to average assets) ...............     51,116          9.5       21,465         4.0       26,832          5.0

Bank ..............................................
 Total capital (to risk-weighted assets) ..........    $51,675         12.5%     $33,114         8.0%     $41,393         10.0%
 Tier I capital (to risk-weighted assets) .........     46,496         11.2       16,557         4.0       24,836          6.0
 Tier I capital (to average assets) ...............     46,496          8.7       21,279         4.0       26,598          5.0


     As of December 31, 1998, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     Permission from the Comptroller of the Currency is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits, as defined by the Comptroller, for that year, combined with its retained net profits of the two preceding years. The retained net profits of the Bank available for dividends are approximately $7,952,000 as of December 31, 1998.

     On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDIC Improve-ment Act") became law. While the FDIC Improvement Act primarily addresses additional sources of funding for the Bank Insurance Fund, which insures the deposits of commercial banks and saving banks, it also imposes a number of new mandatory supervisory measures on savings associations and banks.

     The FDIC Improvement Act requires financial institutions to take certain actions relating to their internal operations, including: providing annual reports on financial condition and management to the appropriate Federal banking regulators, having an annual independent audit of financial statements performed by an independent public accountant and establishing an independent audit committee composed solely of outside directors. The FDIC Improvement Act also imposes certain operational and managerial standards on financial institutions relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits.

            Notes to Consolidated Financial Statements Years ended

15. Fair Value of Financial Instruments

     The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate that value:

Cash and Cash Equivalents:

     For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

Securities and Mortgage-backed Securities:

     The fair value of investments and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans:

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

     The fair value of performing loans, except residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

     Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposit Liabilities:

     The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, interest bearing demand deposits, money market, and savings deposits, is considered to be equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds:

     For securities sold under agreements to repurchase and FHLB advances, fair value was based on rates currently available to the Corporation for agreements with similar terms and remaining maturities. For other borrowed funds, the carrying amount was considered to be a reasonable estimate of fair values.

            Notes to Consolidated Financial Statements Years ended

15. Fair Value of Financial Instruments  -- (Continued)

     The estimated fair values of the Corporation's financial instruments are as follows:




                                                     December 31, 1998
                                                  ------------------------
                                                   Carrying        Fair
                                                     Value        Value
                                                  ----------   -----------
                                                       (in thousands)
Financial Assets:
 Cash and cash equivalents ....................    $ 16,526     $ 16,526
 Interest bearing deposits with banks .........         733          733
 Securities available for sale ................     185,577      185,577
 Investment securities ........................      36,311       36,203
 Loans, net ...................................     484,881      485,944

Financial Liabilities:
 Deposits .....................................     519,643      521,421
 Borrowed funds ...............................     177,888      181,711
 Trust preferred securities ...................      11,500       12,219


                                                     December 31, 1997
                                                  ------------------------
                                                   Carrying        Fair
                                                     Value        Value
                                                  ----------   -----------
                                                       (in thousands)
Financial Assets:
 Cash and cash equivalents ....................    $ 20,423     $ 20,423
 Interest bearing deposits with banks .........       2,219        2,219
 Securities available for sale ................     159,724      159,724
 Investment securities ........................      26,912       26,848
 Loans, net ...................................     380,181      383,200

Financial Liabilities:
 Deposits .....................................     422,944      423,082
 Borrowed funds ...............................     134,316      134,248
 Trust preferred securities ...................      11,500       12,075


     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, and as the fair value for these financial instruments was not material, these disclosures are not included above.


Limitations:

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

            Notes to Consolidated Financial Statements Years ended

15. Fair Value of Financial Instruments  -- (Continued)

     Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include the deferred tax assets and bank premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

16. Parent Corporation Information
     The condensed financial statements of the parent company only are presented below:


YARDVILLE NATIONAL BANCORP (Parent Corporation)

Condensed Statements of Condition

                                                                        December 31,
                                                                   -----------------------
                                                                      1998         1997
                                                                   ----------   ----------
                                                                       (in thousands)
Assets:
 Cash ...............................................               $   200      $   815
 Securities available for sale ......................                   105        3,297
 Investment in subsidiaries .........................                51,020       46,971
 Other assets .......................................                 1,296          527
                                                                    -------      -------
 Total Assets .......................................               $52,621      $51,610
                                                                    =======      =======
Liabilities and Stockholders' Equity:
 Other liabilities ..................................               $     9      $     9
 Subordinated debentures ............................                11,856       11,856
 Stockholders' equity ...............................                40,756       39,745
                                                                    -------      -------
 Total Liabilities and Stockholders' Equity .........               $52,621      $51,610
                                                                    =======      =======

Condensed Statements of Income

                                                                Year Ended December 31,
                                                           ---------------------------------
                                                              1998        1997        1996
                                                           ---------   ---------   ---------
                                                                    (in thousands)
Operating Income:
 Dividends from subsidiary .............................    $1,982      $1,765      $1,083
 Interest income .......................................        42          --          --
 Other income ..........................................        63          --          --
                                                            ------      ------      ------
 Total Operating Income ................................     2,087       1,765       1,083
                                                            ------      ------      ------
Operating Expense:
 Interest expense ......................................     1,064         224          --
 Other expense .........................................       340         144         114
                                                            ------      ------      ------
 Total Operating Expense ...............................     1,404         368         114
                                                            ------      ------      ------
Income before income taxes and equity in
 undistributed income of subsidiaries ..................       683       1,397         969
Federal income tax benefit .............................      (441)       (114)        (40)
                                                            ------      ------      ------
Income before equity in undistributed income of
 subsidiaries ..........................................     1,124       1,511       1,009
Equity in undistributed income of subsidiaries .........     4,458       3,495       3,017
                                                            ------      ------      ------
 Net Income ............................................    $5,582      $5,006      $4,026
                                                            ======      ======      ======

            Notes to Consolidated Financial Statements Years ended

16. Parent Corporation Information  -- (Continued)

Condensed Statements of Cash Flows



                                                                 Year Ended December 31,
                                                         ---------------------------------------
                                                             1998          1997          1996
                                                         -----------   -----------   -----------
                                                                     (in thousands)
Cash Flows from Operating Activities:
Net Income Adjustments: ..............................    $  5,582      $   5,006     $  4,026
 Increase in other assets ............................        (769)          (448)         (40)
 Equity in undistributed income of subsidiaries ......      (4,458)        (3,495)      (3,017)
 Increase in other liabilities .......................          --              9           --
                                                          --------      ---------     --------
Net Cash Provided by Operating Activities ............         355          1,072          969
                                                          --------      ---------     --------
Cash Flows from Investing Activities:
 Purchases of securities available for sale ..........          --         (3,297)          --
 Proceeds from sales of securities available for sale        3,192             --           --
 Investing in subsidiaries ...........................           1         (8,356)        (749)
                                                          --------      ---------     --------
Net Cash Provided (Used) by Investing Activities .....       3,193        (11,653)        (749)
                                                          --------      ---------     --------
Cash Flows from Financing Activities:
 Proceeds from issuance of subordinated debentures              --         11,856           --
 Proceeds from shares issued .........................         294            457          837
 Purchase of treasury shares .........................      (3,008)            --           --
 Dividends paid ......................................      (1,449)        (1,233)      (1,083)
                                                          --------      ---------     --------
Net Cash (Used) Provided by Financing Activities .....      (4,163)        11,080         (246)
                                                          --------      ---------     --------
Net (decrease) increase in cash ......................        (615)           499          (26)
Cash as of beginning of year .........................         815            316          342
                                                          --------      ---------     --------
Cash as of end of year ...............................    $    200      $     815     $    316
                                                          ========      =========     ========

================================================================================


                               1,400,000 Shares




                               [GRAPHIC OMITTED]


                                 Common Stock





                               ----------------

                                  PROSPECTUS

                               ----------------

                            Legg Mason Wood Walker
                                 Incorporated





                                 Advest, Inc.





                               ____________, 1999





================================================================================

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The expenses payable by us in connection with the offering described in this Registration Statement (other than underwriting discounts and commissions) are as follows:



  SEC Registration Fee ..................   $   5,707.00
  NASD Filing Fee .......................       2,552.75
  Nasdaq Listing Fee ....................      17,500.00
  *Legal Fees ...........................     250,000.00
  *Printing Fees ........................      40,000.00
  *Accounting Fees and Expenses .........      40,000.00
  *Other Expenses .......................       4,240.25
                                            ------------
    Total ...............................   $ 360,000.00
                                            ============

------------
* Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Statutory Indemnification. We refer you to Section 14A:3-5 of the New Jersey Business Corporation Act, as amended, which sets forth the extent to which a corporation may indemnify its directors, officers and employees. More specifically, such law empowers a corporation to indemnify a corporate agent against his or her expenses and liabilities incurred in connection with any proceeding (other than a derivative law suit) involving the corporate agent by reason of his or her being or having been a corporate agent if (a) the corporate agent acted in good faith or in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and
(b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his or her conduct was unlawful. For purposes of such law, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" at the request of the corporation for any other enterprise, or the legal representative of any such director, officer, trustee, employee or agent. For purposes of this section, "proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit, or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding.


     With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his or her expenses (but not his or her liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his or her being or having been a corporate agent if the agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. However, only a court can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable to the corporation.

     The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or
(iii) by the stockholders.

     A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him or her the requested indemnification. In advance of the final disposition of a proceeding, the Board of Directors may direct the corporation to pay an agent's expenses if the agent agrees to repay the expenses in the event that it is ultimately determined that he is not entitled to indemnification.

     Indemnification Pursuant to Restated Certificate of Incorporation of the Registrant. In accordance with the foregoing statutory provision, Article VI of our Restated Certificate of Incorporation provides as follows:

     "The Corporation shall indemnify its officers, directors, employees, and agents and former officers, directors, employees and agents, and any other persons serving at the request of the Corporation as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees, judgements, fines, and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity; and shall inure to the benefit of the heirs, executors, and the administrators of any such person. The Corporation shall have the power to purchase and maintain insurance on behalf of any persons enumerated above against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions under this Article."


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     The exhibits filed as part of this registration statement are as follows:



 Exhibit
  Number                                                     Description
----------  -------------------------------------------------------------------------------------------------------------
1           Form of Underwriting Agreement
3.1         Restated Certificate of Incorporation of the Company, as amended by the Certificate of Amendment thereto filed on March 6, 1998.
3.2         By-Laws of the Company
4.1         Specimen Share of Common Stock
4.2         See Exhibits 3.1 and 3.2 for the Registrant's Certificate of Incorporation and By-Laws, which contain provi-
            sions defining the rights of stockholders of the Registrant.
4.3         Amended and Restated Trust Agreement dated October 16, 1997, among the Registrant, as depositor, Wilm-
            ington Trust Company, as property trustee, and the Administrative Trustees of Yardville Capital Trust.
4.4         Indenture dated October 16, 1997, between the Registrant and Wilmington Trust Company, as trustee, relat-
            ing to the Registrant's 9.25% Subordinated Debentures due 2027.
4.5         Preferred Securities Guarantee Agreement dated as of October 16, 1997, between the Registrant and Wilm-
            ington Trust Company, as trustee, relating to the Preferred Securities of Yardville Capital Trust.
5           Form of Opinion of Pepper Hamilton LLP
10.1        Employment Contract between Registrant and Patrick M. Ryan.
10.2        Employment Contract between Registrant and Jay G. Destribats
10.3        Employment Contract between Registrant and Stephen F. Carman
10.4        Employment Contract between Registrant and James F. Doran

 Exhibit
  Number                                              Description
----------  -----------------------------------------------------------------------------------------------
10.5        Employment Contract between Registrant and Richard A. Kauffman
10.6        Employment Contract between Registrant and Mary C. O'Donnell
10.7        Employment Contract between Registrant and Frank Durand III
10.8        Salary Continuation Plan for the Benefit of Patrick M. Ryan
10.9        Salary Continuation Plan for the Benefit of Jay G. Destribats
10.10       1988 Stock Option Plan
10.11       Employment Contract between Registrant and Thomas L. Nash
10.12       Directors' Deferred Compensation Plan
10.13       Lease Agreement between Jim Cramer and the Bank dated November 3, 1993
10.14       Lease Agreement between Carduners Property Partnership and the Bank
10.15       Agreement between the Lalor Urban Renewal Limited Partnership and the Bank dated October, 1994
10.16       Survivor Income Plan for the Benefit of Stephen F. Carman
10.17       Lease Agreement between Devon Inc. and the Bank dated as of February 9, 1996
10.18       1997 Stock Option Plan
10.19       Employment contract between Registrant and Howard N. Hall
10.20       Employment contract between Registrant and Sarah J. Strout
10.21       Employment contract between Registrant and Nina D. Melker
10.22       Employment contract between Registrant and Timothy J. Losch
10.23       Survivor Income Plan for the Benefit of Timothy J. Losch
10.24       Lease Agreement between the Ibis Group and the Bank dated July 1997
10.25       Lease Agreement between Hilton Realty Co. of Princeton and the Bank dated March 31, 1998
10.26       1994 Stock Option Plan
10.27       Lease Agreement between Crestwood Construction and the Bank dated May 25, 1998
10.28       Lease Addendum between Carduners Property Partnership and the Bank
10.29       Yardville National Bank Employee Stock Ownership Plan
10.30       Lease Agreement between Sycamore Street Associates and the Bank dated October 30, 1998.
21          List of Subsidiaries of the Registrant
23.1        Consent of KPMG LLP
23.2        Consent of Pepper Hamilton LLP (included in Exhibit 5)
24          Power of Attorney

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, State of New Jersey on April 30, 1999.


                                        YARDVILLE NATIONAL BANCORP

                                        By: /s/ Patrick M. Ryan
                                          ------------------------------------

                                          Patrick M. Ryan
                                          President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated above.


     SIGNATURES                                            TITLE
     ----------                                            -----
/s/ Jay G. Destribats*                Chairman of the Board and Director
-----------------------------
Jay G. Destribats

/s/ Patrick M. Ryan                   President and Chief Executive Officer (Principal
-----------------------------         Executive Officer) and Director
Patrick M. Ryan

/s/ Stephen F. Carman*                Treasurer and Secretary (Principal Financial Officer
-----------------------------         and Principal Accounting Officer)
Stephen F. Carman

/s/ C. West Ayres*                    Director
-----------------------------
C. West Ayres

/s/ Elbert G. Basolis, Jr.*           Director
-----------------------------
Elbert G. Basolis, Jr.

/s/ Lorraine Buklad*                  Director
-----------------------------
Lorraine Buklad

/s/ Anthony M. Giampetro*             Director
-----------------------------
Anthony M. Giampetro

/s/ Sidney L. Hofing*                 Director
-----------------------------
Sidney L. Hofing

/s/ James J. Kelly*                   Director
-----------------------------
James J. Kelly

/s/ Gilbert W. Lugossy*               Director
-----------------------------
Gilbert W. Lugossy

/s/ Louis R. Matlack*                 Director
-----------------------------
Louis R. Matlack

/s/ Weldon J. McDaniel, Jr.*          Director
-----------------------------
Weldon J. McDaniel, Jr.

/s/ F. Kevin Tylus*                   Director
-----------------------------
F. Kevin Tylus

*By: /s/ Patrick M. Ryan
     ------------------------
     Patrick M. Ryan,
     Attorney-in-Fact

                               INDEX TO EXHIBITS




            Exhibit
            Number                                   Description                                  Page
           --------  --------------------------------------------------------------------------  -----
             *1      Form of Underwriting Agreement
 (H)          3.1    Restated Certificate of Incorporation of the Company, as amended by the Certificate of Amendment thereto filed on March 6, 1998
 (B)          3.2    By-Laws of the Company
 (B)          4.1    Specimen Share of Common Stock
 (I)          4.2    See Exhibits 3.1 and 3.2 for the Registrant's Certificate of Incorpora-
                     tion and By-Laws, which contain provisions defining the rights of stockholders of the Registrant
 (I)          4.3    Amended and Restated Trust Agreement dated October 16, 1997, among the Registrant, as depositor, Wilmington Trust Company, as property trustee, and the Administrative Trustees of Yardville Capital
                     Trust
 (I)          4.4    Indenture dated October 16, 1997, between the Registrant and
                     Wilmington Trust Company, as trustee, relating to the Registrant's
                     9.25% Subordinated Debentures due 2027
 (I)          4.5    Preferred Securities Guarantee Agreement dated as of October 16,
                     1997, between the Registrant and Wilmington Trust Company, as trustee, relating to the Preferred Securities of Yardville Capital Trust
             *5      Form of Opinion of Pepper Hamilton LLP
 (L)          10.1   Employment Contract between Registrant and Patrick M. Ryan.
 (L)          10.2   Employment Contract between Registrant and Jay G. Destribats
 (L)          10.3   Employment Contract between Registrant and Stephen F. Carman
 (L)          10.4   Employment Contract between Registrant and James F. Doran
 (L)          10.5   Employment Contract between Registrant and Richard A. Kauffman
 (L)          10.6   Employment Contract between Registrant and Mary C. O'Donnell
 (L)          10.7   Employment Contract between Registrant and Frank Durand III
 (D)          10.8   Salary Continuation Plan for the Benefit of Patrick M. Ryan
 (D)          10.9   Salary Continuation Plan for the Benefit of Jay G. Destribats
 (E)          10.10  1988 Stock Option Plan
 (L)          10.11  Employment Contract between Registrant and Thomas L. Nash
 (A)          10.12  Directors' Deferred Compensation Plan
 (B)          10.13  Lease Agreement between Jim Cramer and the Bank dated November
                     3, 1993
 (L)          10.14  Lease Agreement between Carduners Property Partnership and the
                     Bank
 (A)          10.15  Agreement between the Lalor Urban Renewal Limited Partnership and the Bank dated October, 1994
 (C)          10.16  Survivor Income Plan for the Benefit of Stephen F. Carman
 (C)          10.17  Lease Agreement between Devon Inc. and the Bank dated as of
                     February 9, 1996
 (F)          10.18  1997 Stock Option Plan
 (L)          10.19  Employment contract between Registrant and Howard N. Hall
 (L)          10.20  Employment contract between Registrant and Sarah J. Strout
 (L)          10.21  Employment contract between Registrant and Nina D. Melker

               Exhibit
               Number                                 Description                             Page
           --------------  ----------------------------------------------------------------  -----
 (L)          10.22      Employment contract between Registrant and Timothy J. Losch
 (G)          10.23      Survivor Income Plan for the Benefit of Timothy J. Losch
 (G)          10.24      Lease Agreement between the Ibis Group and the Bank dated July
                         1997
 (H)          10.25      Lease agreement between Hilton Realty Co. of Princeton and the
                         Bank dated March 31, 1998
 (H)          10.26      1994 Stock Option Plan
 (J)          10.27      Lease agreement between Crestwood Construction and the Bank dated May 25, 1998
 (J)          10.28      Lease Agreement between Carduners Property Partnership and the
                         Bank
 (K)          10.29      Yardville National Bank Employee Stock Ownership Plan
 (L)          10.30      Lease agreement between Sycamore Street Associates and the Bank dated October 30, 1998
 (L)          21         List of Subsidiaries of the Registrant.
            **23.1       Consent of KPMG LLP
             *23.2       Consent of Pepper Hamilton LLP (included in Exhibit 5)
            **24         Power of Attorney


------------

 * To be filed by Amendment.
** Previously filed.


(A) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB/A filed on July 25, 1995.

(B) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (Registration No. 33-78050).

(C) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for fiscal year ended December 31, 1995.

(D) Incorporate by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(E) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, as amended by Form 10-Q/A filed on August 15, 1997.

(F) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration NO. 333-28193).

(G) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(H) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, as amended by Form 10-Q/A filed June 9, 1998.

(I) Incorporated by reference to the Registrant's Registration Statement on Form S-2 (Registration Nos. 333-35061 and 333-35061-01).

(J) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998.

(K) Incorporated by reference to the Registrant's Registration Statement of Form S-8 (Registration No. 333-71741).

(L) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Form 10-K/A filed on April 20, 1999.